

"Welcome to Mid America."



2001 Annual Report
and Form 10-K

MAF Bancorp, Inc.

CORPORATE PROFILE

MAF Bancorp, Inc. is the parent company of Mid America Bank. With assets of $5.6 billion, Mid America Bank is one of the largest financial institutions and residential mortgage lenders in the Chicago area. With a network of 33 offices, Mid America Bank offers a wide range of personal banking services to the diverse communities it serves. Through various subsidiaries and affiliations, the Company also conducts real estate development, insurance services and brokerage activities. The common stock of MAF Bancorp, Inc. is listed on the Nasdaq Stock Market under the symbol MAFB.

FINANCIAL HIGHLIGHTS

MAF BANCORP, INC. AND SUBSIDIARIES (dollars in thousands, except share data)

OPERATING RESULTS (Year ended 12/31)	2001	2000
Net income	$ 59,475	$ 56,559
Net interest income	131,247	125,930
Return on average equity	14.82%	15.57%
Return on average assets	1.14%	1.14%
PER SHARE		
Net income	$ 2.56[1]	$ 2.40[1]
Dividends declared	.46	.39
Book value at year end	18.97	16.78
Tangible book value at year end	14.37	13.80
Period end stock price	29.50	28.44
BALANCES AT PERIOD END		
Total assets	$ 5,595,039	$ 5,195,588
Loans receivable, net	4,447,575	4,328,114
Total deposits	3,557,997	2,974,213
Total borrowings	1,470,500	1,728,900
Stockholders' equity	435,873	387,729
Loans serviced for others	1,401,607	785,350
Non-performing assets/total assets	.37%	.36%
Shares outstanding	22,982,634	23,110,022
Market capitalization	$ 677,988	$ 657,249

[1] Represents diluted earnings per share

"What can we do for you today?"

Paying a Higher Rate of Attention is the cornerstone of our success and the centerpiece of our growth strategy. As a community bank in a highly competitive market, our people, our systems and our processes excel in making new customers feel welcome and current customers feel at home – every hour, each day, and throughout the year.

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"How can we be of service?"

Before the bank opens, our bankers are hard at work. At each branch and at corporate headquarters. Paying attention to all the details that make a difference to customers. From the teller stations and the ATM machines to the servers that deliver information to hundreds of workstations. Extraordinary preparation is key to incomparable productivity.

It's time. Time to open a new account. Submit a loan application. Talk with a Business Banker. Apply for a Visa® Check Card. Inquire about

DEAR SHAREHOLDERS,

2001 will always be looked upon as a year of tragedy for our nation because of the events of September 11th, but it will also be remembered for the steadfast reaction of Americans to the challenge with which we were faced.

Like all Americans, we at MAF Bancorp felt pride in our country and, as a part of its financial system, we were grateful to be able to do our small part to keep the U.S. economy operating through the period of uncertainty.

Despite weakness in some sectors of the economy throughout 2001, the housing sector was a star, turning in one of its strongest years ever. With the primary lending activity of Mid America Bank being in the housing area, this strength allowed the Bank to prosper. We originated a record $2.8 billion in mortgages during the year. The strong origination flow allowed us to maintain asset size, while also recording a pretax gain of nearly $9 million through loan sale gains in our mortgage banking operation.

Our real estate development business also benefited from housing strength with income from real estate operations totaling more than

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DATE
NAME
MidAmerica Bank


166

INVEST brokerage services. Get online insurance quotes from MidAmerica Insurance Agency. Get your CollegeSavers certificate. Or just stop by to say hello.

Exclusive of growth through mergers or branch acquisitions, the year-over-year increase in deposit balances for 2001 was the best performance in more than 11 years.

$11 million. More than 200 lots were sold during the year in our highly successful Tallgrass of Naperville development, which is entering its final phases. During 2002, we expect to begin a new project in an adjacent, growing community.

Strength in our business was not confined to loan demand. Exclusive of growth through mergers or branch acquisitions, the year-over-year increase in deposit balances for 2001 was the best performance in more than 11 years. An 11 percent increase in checking accounts, to almost 129,000 accounts (excluding Mid Town), contributed to increases in the level of core deposits and to a substantial improvement in deposit account service charge income during the year.

The sustained robust performance in most areas of our business has made Mid America Bank *a financial institution of growing prominence* in the Chicago area market. Our pledge to "Pay a Higher Rate of Attention" is becoming more well known every day. We finished the year with $5.6 billion in assets, $3.6 billion in deposits

12:03 12:32 12:57 1:13 1:32 1:51 2:02 2:23 2:35 2:56 3:07



A transaction may only take a few minutes but a banking relationship should last a lifetime. After 80 years, Mid America knows how important we are in life's most important decisions. Buying a home. Financing a college education. Planning for retirement. Whether a customer is looking for same-day mortgage approval, or wants to spend a couple hours reviewing a financial plan, we make sure it's time well spent.

Processes are streamlined. Systems are synchronized. People are well trained. But results can't be calculated in minutes and seconds. Success

and 32 banking offices. This ranks Mid America as the largest Illinois-based thrift, and the ninth largest Chicago area bank or thrift in deposit share. We now serve over 170,000 households while maintaining a strong equity to assets ratio of 7.8 percent and are enjoying a market capitalization of over $700 million.

Profitable expansion of our franchise and customer base are important parts of our forward-looking strategy. Progress toward this end was achieved in several ways during 2001. In July, we announced an agreement to acquire Mid Town Bancorp in a $69 million cash and stock transaction. The deal closed on November 30th, bringing Mid America four additional branch offices with over $270 million in deposits in the vibrant Chicago neighborhoods of Lincoln Park, Bucktown and Lakeview. The Mid Town "footprint" will link to existing markets we are serving, providing a strong competitive position for sustained customer acquisition and revenue growth.

We also opened the first of several planned new branch offices during 2001. In southwest suburban Romeoville, our new office opened in late November and received an outstanding

11 / 30 / 2001
MAF Bancorp acquired Mid Town Bancorp, gaining access to vibrant Chicago neighborhoods through Mid Town's four branch offices.

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MidAmerica



is defined by customer satisfaction. Every year, we serve more people, more households, and more communities. This is our true measure of performance.

	COMPOUNDED ANNUAL GROWTH RATE	
	[illegible]	[illegible]
One Year	6.7%	12.6%
Three Year	15.3%	12.0%
Five Year	13.7%	15.2%
Ten Year	16.8%	27.1%

* Excluding extraordinary items and special SAIF assessment

reception from the community as evidenced by over $5 million of new deposits in the first two months of operation. In February 2002, Mid America opened an office in west suburban Burr Ridge, and will be opening a second office in St. Charles during the year. Over the next several years, plans are underway to open another five new offices in targeted markets ranging from Chicago to outer suburbs. It is our belief that there is room in the Chicago market to build an even stronger franchise and thereby create a more valuable investment for our shareholders.

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NESS HOUSE





Every community is unique. Every hour and every dollar has an impact. Helping civic organizations achieve goals. Making visionary

The expansion of MAF Bancorp and Mid America Bank is not limited to new offices. In 2001, we initiated business banking with the creation of our Business Banking division. Staffed with carefully selected experienced bank lenders, this new endeavor has already shown promising results, generating significant loan and deposit relationships. Business banking is a natural extension of our banking services and will provide diversity to our asset and liability structure.

We are building the Bank's plan for the future on the solid financial results we have been achieving. Our success was reflected in our 2001 results, as diluted earnings per share grew to a record $2.56 per share, compared to $2.40 per share in 2000, an improvement of 7 percent. Included in the prior year's results was an $.11 per share gain from the sale of servicing rights. Excluding this gain, the year-over-year improvement in diluted earnings per share results was 12 percent.

One of the performance measures of which we are most proud is our return on equity, which was 14.8 percent for 2001. Only once in

Only once in the past five years has MAF Bancorp reported an annual return on average equity of less than 14 percent.

7:35 7:38 7:51 7:54 7:55 8:02 8:12 8:23 8:35 8:56 8:59

"How can we pitch in?"

Giving back to the community is an ongoing commitment. A corporate vision that embraces the value of community service extends to every branch and to hundreds of employees. From coaching Little League teams to participating in neighborhood festivals throughout the city and suburbs. From hosting home buying seminars to supporting the Wellness House, we make time.

neighborhood projects a reality. Giving after school programs a chance. Making a playground possible. Little things. Big things. We're proud to play our part.

the past five years have we reported an annual return on average equity of less than 14 percent, and we believe this is a true measure of success in this highly competitive business.

We expect 2002 to be even more successful. Earnings per share are expected to advance by 17 to 19 percent this year, to the $3.00 to $3.05 range, and we have already announced a 25 percent increase in our quarterly cash dividend to $.15 per share.

MAF Bancorp stock finished 2001 with some strength and has continued to perform well in early 2002. We are optimistic that our expected strong earnings performance in 2002 will promote further strength and continue the growth in the value of an investment in MAF Bancorp. Over the past ten years, earnings per share (before extraordinary items) have grown at a 16.8 percent compounded annual rate, and the compounded annual total return on our stock has been 27.1 percent. As investors and shareholders sort through their reasons of why to own a particular stock, we welcome a comparison of our distinctive traits to others.

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"How can we make your life easier?"

Technology responds and anticipates. Empowering individuals and families. Supporting higher levels of personal service. Creating stronger relationships.



$1.59
$1.65
$2.07
$2.40
$2.56
1997
1998
1999
2000
2001



14.69%
13.87%
14.98%
15.57%
14.82%
1997
1998
1999
2000
2001



$2.34
$2.66
$2.70
$2.97
$3.56
1997
1998
1999
2000
2001

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Performance is measured against the highest standards. Speed is critical. Security is paramount. For the customer, it's completely invisible.

We conclude our report on 2001 with a list of qualities that define our company and articulate the advantages of owning our stock.

- A growing company that operates in and around Chicago, in some of the most attractive banking areas in the nation;
- Strong asset-generation capabilities;
- Excellent credit quality;
- Diverse and growing revenues from non-interest income sources supporting the core banking operation;
- An emphasis on technology that has been one of the key building blocks for efficient operations;
- A commitment to, and a history of, achieving superior earnings per share growth results.

The officers and directors of MAF Bancorp thank our shareholders and salute the Mid America staff who make our brand truly one that is "Paying a Higher Rate of Attention."

Sincerely,

ALLEN KORANDA
Chairman of the Board and
Chief Executive Officer

KENNETH KORANDA
President

SELECTED OPERATING DATA

(dollars in thousands, except per share data)

SELECTED OPERATING DATA (Year ended 12/31)	2001	2000	1999	1998	1997
Interest income	$ 345,736	343,103	285,092	247,263	238,987
Interest expense	214,489	217,173	168,401	150,575	145,216
Net interest income	131,247	125,930	116,691	96,688	93,771
Provision for loan losses	–	1,500	1,100	800	1,150
Net interest income after provision for loan losses	131,247	124,430	115,591	95,888	92,621
NON-INTEREST INCOME:					
Gain on sale of loans receivable and mortgage-backed securities	8,689	408	2,583	3,204	432
Income from real estate operations	11,484	9,536	9,630	4,517	6,876
Gain on sale of investment securities	879	256	1,776	816	404
Gain on sale of loan servicing rights	–	4,442	–	–	–
Deposit account service charges	16,535	12,715	10,200	8,626	7,217
Loan servicing fee income (expense)	(1,275)	1,686	2,661	131	2,278
Other	10,806	8,400	7,994	8,256	5,438
Total non-interest income	47,118	37,443	34,844	25,550	22,645
NON-INTEREST EXPENSE:					
Compensation and benefits	48,221	41,197	37,845	34,494	30,472
Office occupancy and equipment	9,011	8,124	7,274	6,645	6,203
Advertising and promotion	4,355	3,569	3,149	2,281	2,737
Amortization of intangible assets	4,578	4,475	3,884	2,411	2,637
Other	17,259	15,638	15,528	13,112	12,562
Total non-interest expense	83,424	73,003	67,680	58,943	54,611
Income before income taxes and extraordinary item	94,941	88,870	82,755	62,495	60,655
Income taxes	35,466	32,311	31,210	23,793	22,707
Income before extraordinary item	59,475	56,559	51,545	38,702	37,948
Extraordinary item [1]	–	–	–	(456)	–
Net income	$ 59,475	56,559	51,545	38,246	37,948
BASIC EARNINGS PER SHARE	$ 2.62	2.43	2.13	1.70	1.64
DILUTED EARNINGS PER SHARE	$ 2.56	2.40	2.07	1.65	1.59

[1] Extraordinary item represents charges for the early extinguishment of debt.

SELECTED FINANCIAL DATA

(dollars in thousands, except share data)

SELECTED FINANCIAL DATA (at 12/31)	2001	2000	1999	1998	1997
Total assets	$ 5,595,039	5,195,588	4,658,065	4,121,087	3,457,664
Loans receivable, net	4,447,575	4,328,114	3,884,569	3,319,076	2,707,127
Mortgage-backed securities	142,158	104,385	133,954	183,603	283,008
Interest-bearing deposits	29,367	53,392	51,306	24,564	57,197
Federal funds sold	112,765	139,268	35,013	79,140	50,000
Investment securities	487,542	271,902	281,129	260,945	177,803
Real estate held for development or sale	12,993	12,718	15,889	25,134	31,197
Deposits	3,557,997	2,974,213	2,699,242	2,656,872	2,337,013
Borrowed funds	1,470,500	1,728,900	1,526,363	1,034,500	770,013
Subordinated capital notes, net	–	–	–	–	26,779
Stockholders' equity	435,873	387,729	352,921	344,996	263,411
Book value per share	18.97	16.78	14.76	13.81	11.70
Tangible book value per share	14.37	13.80	12.20	11.32	10.31
SELECTED FINANCIAL RATIOS AND OTHER DATA (Year ended 12/31)	**2001**	**2000**	**1999**	**1998**	**1997**
Return on average assets	1.14%	1.14%	1.20%	1.07%	1.14%
Return on average equity	14.82	15.57	14.98	13.87	14.69
Average stockholders' equity to average assets	7.70	7.34	8.03	7.73	7.79
Stockholders' equity to total assets	7.79	7.46	7.58	8.37	7.62
Tangible and core capital to total assets (Bank only)	6.44	6.32	6.32	6.67	6.88
Risk-based capital ratio (Bank only)	11.31	11.98	12.32	13.42	14.34
Interest rate spread during period	2.22	2.30	2.52	2.47	2.62
Net interest margin	2.64	2.68	2.88	2.85	2.98
Average interest-earning assets to average interest-bearing liabilities	109.62	108.10	108.56	108.62	107.99
Non-interest expense to average assets	1.60	1.48	1.58	1.65	1.65
Non-interest expense to average assets and average loans serviced for others	1.33	1.22	1.25	1.28	1.26
Efficiency ratio	47.00	44.56	45.19	48.54	47.07
Ratio of earnings to fixed charges:					
Including interest on deposits	1.44x	1.41x	1.48x	1.41x	1.41x
Excluding interest on deposits	2.00x	1.86x	2.18x	2.11x	2.26x
Non-performing loans to total loans	.45%	.39%	.40%	.43%	.39%
Non-performing assets to total assets	.37	.36	.50	.54	.32
Cumulative one-year gap	(3.57)	(5.18)	(11.47)	(4.23)	(.80)
Number of deposit accounts	377,015	339,340	314,396	305,411	275,055
Mortgage loans serviced for others	$ 1,401,607	785,350	1,226,874	1,065,126	997,204
Loan originations and purchases	2,827,594	1,484,220	1,711,337	1,754,009	1,091,824
Retail banking offices	32	27	25	24	22
STOCK PRICE AND DIVIDEND INFORMATION					
High	$ 32.73	30.00	27.50	29.25	24.46
Low	24.30	15.50	18.88	18.75	14.78
Close	29.50	28.44	20.94	26.50	23.58
Cash dividends declared per share	.46	.39	.34	.257	.18
Dividend payout ratio	17.56%	16.05%	15.96%	15.12%	10.98%

BOARD OF DIRECTORS



[illegible]
Chairman of the Board,
Chief Executive Officer,
MAF Bancorp, Inc.,
Mid America Bank

[illegible]
President,
MAF Bancorp, Inc.,
Mid America Bank

[illegible]
Chairman of the Board,
Physician Associates
of Florida
Orlando, Florida

[illegible]
Executive Vice President,
MAF Bancorp, Inc.,
Mid America Bank

[illegible]
Partner,
Connolly, Ekl &
Williams, P.C.

[illegible]
Principal, Combined Investments. L.P.; Director and Former Chairman of the Board, Grubb & Ellis Co.; Chairman and Director of Homestore.com, Inc.

[illegible]
Former Chairman and
Chief Executive Officer,
N. S. Bancorp, Inc.

[illegible]
Assistant Superintendent,
Retired, Hinsdale Township
(Illinois) High School
District 86

[illegible]
Senior Vice President,
Retired, MAF Bancorp, Inc.,
Mid America Bank

[illegible]
Executive Vice President,
Chief Financial Officer,
MAF Bancorp, Inc.,
Mid America Bank

[illegible]
Former Executive
Vice President and Director,
N. S. Bancorp, Inc.

[illegible]
Corporate Secretary,
MAF Bancorp, Inc.,
Mid America Bank

[illegible]
Chairman Emeritus,
Mid America Bank

[illegible]
Director Emeritus

[illegible]
Director Emeritus

[illegible]
Director Emeritus

[illegible]
Former President and
Chief Executive Officer,
Mid Town Bancorp, Inc.
(Director, Mid America Bank)

SENIOR OFFICERS

ALLEN KORANDA
Chairman of the Board and
Chief Executive Officer

KENNETH KORANDA
President

JERRY WEBERLING
Executive Vice President
and Chief Financial Officer

DAVID BURBA
Executive Vice President

JAMES ALLEN
Senior Vice President

GERARD BUCCINO
Senior Vice President

WILLIAM HAIDER
President,
MAF Developments, Inc.

MICHAEL JANSSEN
Senior Vice President

DAVID KOHLSAAT
Senior Vice President

TOM MIERS
Senior Vice President

KENNETH RUSDAL
Senior Vice President

SHARON WHEELER
Senior Vice President

GAIL BRZOSTEK
First Vice President

ROBERT CLARK
First Vice President

STEPHEN DIMARCO
First Vice President

THERESA MANN
First Vice President

CHRISTINE ROBERG
First Vice President
and Controller

DIANE STUTTE
First Vice President

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

Commission file number 0-18121

MAF BANCORP, INC.

(Exact name of registrant as specified in its charter)

Delaware	36-3664868
(STATE OF INCORPORATION)	(IRS EMPLOYER IDENTIFICATION NO.)

55th Street & Holmes Avenue, Clarendon Hills, Illinois 60514-1500

Telephone Number (630) 325-7300

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.01 per share

(TITLE OF CLASS)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ____

Based upon the closing price of the registrant's common stock as of March 8, 2002, the aggregate market value of the voting stock held by non-affiliates of the registrant was $565,917,422.*

The number of shares of Common Stock outstanding as of March 8, 2002: 23,084,024

DOCUMENTS INCORPORATED BY REFERENCE

Part III – Portions of the Proxy Statement for the Annual Meeting of Shareholders to be held on May 1, 2002 are incorporated by reference into Part III hereof.

---

*Solely for purposes of this calculation, all executive officers and directors of the registrant are considered to be affiliates. Except to the extent shares have been allocated to the plan accounts of directors and executive officers, the affiliate holdings do not include shares held in certain employee benefit plans administered by plan committees that include executive officers.

MAF BANCORP, INC. AND SUBSIDIARIES

FORM 10-K

Index

Item 1. Business

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This report, in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere, contains, and other periodic reports and press releases of the Company may contain, certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," "plan," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain, and actual results may differ from those predicted. Factors which could have a material adverse effect on the operations and future prospects of the Company and its subsidiaries include, but are not limited to, unanticipated changes in interest rates, deteriorating economic conditions which could result in increased delinquencies in the Company's loan portfolio, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the Company's loan or investment portfolios, demand for loan products and secondary mortgage market conditions, deposit flows, competition, demand for financial services and residential real estate in the Company's market area, unanticipated slowdowns in real estate lot sales or problems in closing pending real estate contracts, delays in real estate development projects, the possible short-term dilutive effect of potential acquisitions, and changes in accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company undertakes no obligation to update forward-looking statements for the effect of future events.

General

MAF Bancorp, Inc. ("Company"), was incorporated under the laws of the state of Delaware in 1989. The Company is a registered savings and loan holding company primarily engaged in the retail banking business through its wholly-owned subsidiary, Mid America Bank, fsb ("Bank") and, to a lesser extent, in the residential real estate development business through MAF Developments, Inc. ("MAFD"). With $5.6 billion in assets, the Bank is one of the largest financial institutions in the Chicago metropolitan area. The Company's executive offices are located at 55th Street and Holmes Avenue, Clarendon Hills, Illinois 60514-1500. The telephone number is (630) 325-7300.

The Company's primary assets are its investments in the Bank, as well as in MAFD. The Company also maintains a small investment portfolio. The Company has a $55.0 million unsecured term loan outstanding, as well as the use of a $40.0 million unsecured line of credit related to funding for past acquisitions, and stock repurchase programs. The Company relies primarily on dividends from the Bank, and to a lesser extent, dividends from MAFD and earnings on investments to meet its funding requirements for acquisitions, debt service, operating expenses, common stock repurchases, and dividend payments to common shareholders. The Bank pays dividends to the Company periodically (historically quarterly). During 2001, the Company received $52.5 million in dividends from the Bank, and $1.6 million from MAFD. In 2001, the Company declared $10.5 million of cash dividends, or $.46 per share. The Company has periodically repurchased shares of its common stock since 1993, and has a current repurchase plan that allows for the purchase of up to 500,000 shares of common stock. To date, 33,100 shares have been repurchased under this most recent program, at an average price of $26.12 per share. The Company has utilized shares repurchased primarily for acquisitions, and to a lesser extent for stock option exercises. To date, no shares in treasury have been cancelled.

In November 2001, the Company purchased Mid Town Bancorp ("Mid Town") in Chicago, Illinois, for a total of $69.0 million. The acquisition was funded with $13.8 million in common stock and $55.2 million in cash. The Company restructured its $29.4 million unsecured bank term loan, and $35.0 million line of credit facility with a $55.0 million unsecured bank term loan, and a $40.0 million line of credit as part of the financing of this acquisition. Currently, the Company is paying interest at the three-month London Interbank Offering Rate ("LIBOR") plus 110 basis points, for its $55.0 million outstanding on its unsecured bank term loan, and three-month LIBOR plus 100 basis points for the $10.0 million drawn on its line of credit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" under Item 7. of this report.

The Bank is a consumer-oriented financial institution offering various financial services to its customers through 32 retail banking offices at December 31, 2001. The Bank continues to expand its coverage of the greater Chicago Metropolitan area, now with 11 locations on the north and northwest side of Chicago, a strong presence in western Cook County and affluent DuPage County, and increasing penetration of the rapidly-growing collar counties of Will and Kane Counties as well as the southwest suburbs of Chicago. It is principally engaged in the business of attracting deposits from the general public and using such deposits, along with other borrowings, to make loans secured by real estate, primarily one- to four-family residential mortgage loans. To a lesser extent, the Bank also makes multi-family mortgage, commercial, residential construction, land acquisition and development as well as consumer loans, primarily home equity loans and lines of credit. In 2001, the Bank formed a commercial business lending unit to target lending and deposit relationships with small to medium-sized businesses in its primary market areas. The Bank also has been in the business of real estate development, most recently through NW Financial, Inc. Under OTS regulations, investments in subsidiaries engaged in non-permissible activities for national banks, including real estate development activities, are deducted from regulatory capital. As such, the Bank has been performing its new real estate development projects through MAFD, while winding down previous projects under the Bank. The final piece of real estate for development at the Bank subsidiary level was sold during December 2001. Additionally, the Bank operates an insurance agency, Mid America Insurance Agency, Inc., which provides general insurance services, a title agency, Centre Point Title Services, Inc., which provides limited title search services for certain refinanced loan transactions of the Bank's loan customers, and Mid America Investment Services, Inc. ("Mid America Investments"), which offers investment services and securities brokerage primarily to Bank customers through its affiliation with INVEST, a registered broker-dealer. In 2001, the Bank formed Mid America, Re Inc., a wholly-owned captive reinsurance company, which will share in a portion of mortgage insurance premiums received by certain mortgage insurance companies on the Bank's mortgage loan originations in return for assuming some of the risk of loss. The Company acquired two wholly-owned subsidiaries of Mid Town at the time of acquisition: Mid Town Development Corporation ("MTDC"), and Equitable Finance Corporation ("EFC"). MTDC's primary activity was making mezzanine financing loans on commercial real estate properties that the Bank was making the first mortgage on. EFC's primary activity was making various types of "sub-prime" loans, generally short-term unsecured personal loans. The Company does not intend to continue the activities of these two subsidiaries and will wind down their operations as the loans mature.

For financial information regarding the Company's two separate lines of business (retail banking and land development), see "Note 20. Segment Information" to the audited consolidated financial statements of the Company included in "Item 8. Financial Statements and Supplementary Data."

As a federally chartered savings bank, the Bank's deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is a member of the Federal Home Loan Bank ("FHLB") of Chicago, which is one of the twelve regional banks for federally insured savings institutions comprising the FHLB system. The Bank is subject to extensive regulation, supervision and examination by the OTS, as its chartering authority and primary federal regulator, and by the FDIC, which insures its deposits up to applicable limits. Such regulation and supervision establish a comprehensive framework of activities in which the Bank can engage and is designed primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities. Any change in such regulation, whether by the OTS, the FDIC or Congress could have a material impact on the Bank and its operations. See "Regulation and Supervision - Federal Savings Institution Regulation" for more information. The Bank is further regulated by the Board of Governors of the Federal Reserve System as to reserves required to be maintained against deposits and certain other matters.

Competition

The Bank is faced with increasing competition in attracting retail customer business, including deposit accounts and loan originations. Competition for deposit accounts comes primarily from other savings institutions, commercial banks, money market mutual funds, and insurance companies (primarily in the form of annuity products). Factors affecting the attraction of customers include interest rates offered, convenience of branch locations, ease of business transactions, and office hours. Competition for loan products comes primarily from mortgage brokers, other savings institutions, commercial banks and mortgage banking companies. Factors affecting business include interest rates, terms, fees, and customer service.

Lending Activities

General. The Bank's lending activities reflect its focus as a retail banking institution serving its local market area by concentrating on residential mortgage lending. The Bank is one of the largest originators of residential mortgages in its market area. The Bank had record residential loan originations in 2001, due to continued expansion into new lending markets, as well as a large volume of refinancings in response to falling interest rates in 2001. The Bank's residential originations are generally conducted through its branch retail network using primarily commissioned loan officers. The Bank has traditionally held its originations of adjustable-rate or shorter-term mortgage loans for its portfolio and sold a portion of its long-term fixed-rate loans directly into the secondary market. The Bank originates long-term fixed-rate mortgage loans in response to customer demand; however, the Bank sells selected conforming and non-conforming long-term fixed-rate mortgage loans and a limited amount of ARM loans in the secondary market, primarily to the Federal National Mortgage Association ("FNMA"), and to a lesser extent, the Federal Home Loan Mortgage Corporation ("FHLMC"), and Federal Home Loan Bank Mortgage Partnership Program ("MPF"). The volume of current loan originations sold into the secondary market varies over time based on the Bank's available cash or borrowing capacity, Bank capital ratios, as well as in response to the Bank's asset/liability management strategy. Consumer loans, primarily equity lines of credit and short-term fixed-rate home equity loans, have been emphasized for portfolio purposes over the past three years as a means of enhancing loan yields, and shortening the duration of the Bank's loan portfolio, and increasing the interest-sensitivity of its loan portfolio, as these loans are generally based on the prime rate of interest plus or minus a stated margin. The Bank also originates multi-family loans, and to a lesser extent, commercial real estate, construction and land loans. In 2001, the Bank expanded into commercial business lending, hiring a group of seasoned lenders from a commercial bank to pursue loans and deposits from small to medium-sized businesses in the Bank's primary market area. Through the acquisition of Mid Town, the Bank acquired $8.9 million in commercial business loans, as well as $73.6 million in commercial real estate loans.

At December 31, 2001, the Bank's total loan portfolio was $4.4 billion, representing over 79% of the total assets of the Company.

Loan Portfolio Composition. The following table sets forth the composition of the Bank's loans receivable portfolio in dollar amounts and in percentages at the dates indicated:

	December 31,									
	2001		2000		1999		1998		1997	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)									
Real estate loans:										
One- to four-family:										
Held for investment	$3,559,466	79.38%	$3,807,980	87.50%	$3,479,425	89.05%	$2,877,482	86.07%	$2,408,393	88.27%
Held for sale	161,105	3.59	41,074	.94	12,601	.32	89,406	2.67	6,537	0.24
Multi-family	197,685	4.41	173,072	3.98	164,878	4.22	137,254	4.11	105,051	3.85
Commercial	139,608	3.11	41,223	.95	38,817	.99	43,069	1.29	35,839	1.31
Construction	43,756	.98	29,566	.67	27,707	.71	28,429	0.85	17,263	0.63
Land	44,494	.99	40,497	.93	28,602	.73	24,765	0.74	24,425	0.90
Total real estate loans	4,146,114	92.46	4,133,412	94.97	3,752,030	96.02	3,200,405	95.73	2,597,508	95.20
Consumer loans:										
Equity lines of credit	258,884	5.77	146,020	3.36	99,099	2.54	91,915	2.75	88,106	3.23
Home equity loans	52,216	1.16	64,465	1.48	48,397	1.24	42,398	1.27	34,447	1.26
Other	7,975	.18	4,783	.11	4,757	.12	6,015	0.18	5,793	.21
Total consumer loans	319,075	7.11	215,268	4.95	152,253	3.90	140,328	4.20	128,346	4.70
Commercial business loans	19,116	.43	3,528	.08	3,132	.08	2,356	0.07	2,659	0.10
Total loans receivable	4,484,305	100.00%	4,352,208	100.00%	3,907,415	100.00%	3,343,089	100.00%	2,728,513	100.00%
Less:										
Loans in process	21,678		12,912		11,893		10,698		6,683	
Unearned discounts, premiums and deferred loan fees, net	(4,555)		(7,076)		(6,323)		(3,455)		(772)	
Allowance for loan losses	19,607		18,258		17,276		16,770		15,475	
Loans receivable, net	$4,447,575		$4,328,114		$3,884,569		$3,319,076		$2,707,127	

The following table shows the composition of the Bank's fixed- and adjustable-rate loan portfolio as of the dates indicated.

	December 31,					
	2001		2000		1999	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Adjustable-rate loans:						
Real estate:						
One- to four-family	$ 1,613,251	35.98%	$1,950,183	44.81%	$ 1,614,377	41.33%
Multi-family	111,311	2.48	111,660	2.57	102,112	2.61
Commercial	60,180	1.34	22,175	.51	19,889	.51
Construction	30,524	.68	15,456	.35	27,399	.70
Land	36,484	.81	24,997	.57	19,220	.48
Total adjustable-rate real estate loans	1,851,750	41.29	2,124,471	48.81	1,782,997	45.63
Consumer	234,642	5.23	148,005	3.40	100,936	2.59
Commercial business	16,266	.36	3,434	.08	2,303	.05
Total adjustable-rate loans receivable	2,102,658	46.88	2,275,910	52.29	1,886,236	48.27
Fixed-rate loans:						
Real estate:						
One- to four-family	1,946,215	43.40	1,857,797	42.69	1,865,048	47.72
One- to four-family held for sale	161,105	3.59	41,074	.94	12,601	.32
Multi-family	86,374	1.93	61,412	1.41	62,766	1.61
Commercial	79,428	1.77	19,048	.44	18,928	.48
Construction	13,232	.30	14,110	.32	308	.01
Land	8,010	.18	15,500	.36	9,382	.25
Total fixed-rate real estate loans	2,294,364	51.17	2,008,941	46.16	1,969,033	50.39
Consumer	84,433	1.88	67,263	1.55	51,317	1.31
Commercial business	2,850	.07	94	–	829	.03
Total fixed-rate loans receivable	2,381,647	53.12	2,076,298	47.71	2,021,179	51.73
Total loans receivable	4,484,305	100.00%	4,352,208	100.00%	3,907,415	100.00%
Less:						
Loans in process	21,678		12,912		11,893	
Unearned discounts, premiums and deferred loan fees, net	(4,555)		(7,076)		(6,323)	
Allowance for loan losses	19,607		18,258		17,276	
Loans receivable, net	$ 4,447,575		$ 4,328,114		$ 3,884,569	

Loan Maturity. The following table shows the contractual final maturity of the Bank's loan portfolio at December 31, 2001. The loan amounts do not reflect scheduled monthly principal repayment amounts. Principal repayments and prepayments on mortgage loans totaled $1.88 billion, $704.4 million, and $737.0 million, for the years ended December 31, 2001, 2000 and 1999, respectively. Based on these amounts, management believes the information in the following table is not indicative of what the actual repayments on these loans will be.

	At December 31, 2001							
	Real Estate Mortgage Loans							
	One- to Four-Family	Multi-Family	Commercial	Construction	Land	Consumer	Commercial Business	Total
	(In thousands)							
Amount due:								
One year or less	$ 4,335	3,250	21,077	36,701	648	10,933	14,271	91,215
After one year								
1 year to 5 years	212,080	31,713	67,281	7,055	37,075	87,370	4,628	447,202
Over 5 years	3,343,051	162,722	51,250	-	6,771	220,772	217	3,784,783
Total after 1 year	3,555,131	194,435	118,531	7,055	43,846	308,142	4,845	4,231,985
Total amount due	$ 3,559,466	197,685	139,608	43,756	44,494	319,075	19,116	4,323,200
Less:								
Loans in process								21,678
Deferred cost adjustments								(4,555)
Allowance for loan losses								19,607
Total loans receivable, net								4,286,470
Mortgage loans held for sale								161,105
Total loans, net								$4,447,575

The following table sets forth at December 31, 2001 the dollar amount of loans receivable held for investment due after one year, and whether such loans have fixed or adjustable interest rates.

	Due after one year		
	Fixed	Adjustable	Total
		(In thousands)	
Real estate loans:			
One- to four-family	$ 1,925,093	1,630,038	3,555,131
Multi-family	67,757	126,678	194,435
Commercial	72,237	46,294	118,531
Construction	-	7,055	7,055
Land	7,367	36,479	43,846
Consumer	79,090	229,052	308,142
Commercial business	1,371	3,474	4,845
Total loans receivable	$ 2,152,915	2,079,070	4,231,985

Residential Lending. The Bank also offers fixed-rate mortgage loans with terms to maturity of 10, 15, 20 and 30 years and fixed-rate balloon loans that mature after seven years. The Bank's fixed-rate loan products generally offer a monthly repayment option and some loans carry a prepayment penalty for the first five years of the loan. Interest rates charged on fixed-rate loans are competitively priced on a daily basis based on secondary market prices and market conditions. The Bank generally originates its fixed-rate and adjustable-rate mortgage loans in a form consistent with secondary market standards.

The Bank offers a mortgage loan modification program that allows the borrower to receive a reduced interest rate, change in term, or a change in loan program, in lieu of refinancing the original loan. The borrower is charged a fee that varies based upon the modifications made, including an appraisal fee when the Bank requires a reappraisal of the collateral. The program has been advantageous to the Bank during the current year, by enabling the Bank to meet customer demand for loan refinancings, limiting the disruption to its loan operations for loan customers who are borrowing for home purchases, as well as reducing the costs associated with refinance activity of existing borrowers.

The Bank's residential mortgage loans customarily include due-on-sale clauses giving the Bank the right to declare the loan immediately due and payable in the event, among other things, the borrower sells or otherwise disposes of the property subject to the mortgage and the loan is not repaid. The Bank has enforced due-on-sale clauses in its mortgage contracts for the purpose of increasing its loan portfolio yield, often through the authorization of assumptions of existing loans at higher rates of interest and the imposition of assumption fees. ARM loans may be assumed provided homebuyers meet the Bank's underwriting standards and the applicable fees are paid.

Loan applications are reviewed in accordance with the underwriting standards approved by the Bank's Board of Directors and which generally conform to FNMA standards. Loans in excess of $1.5 million must be approved by the Loan Committee of the Board of Directors. In underwriting residential real estate loans, the Bank evaluates both the borrower's ability to make monthly payments and the value of the property securing the loan. Potential borrowers are qualified for ARM loans and fixed-rate loans based on the initial or stated rate of the loan, except for one-year ARM loans with a loan-to-value ratio in excess of 70% and a term greater than 15 years, in which case the borrower is qualified at 2% above the initial note rate. Despite the benefits of ARM loans to the Bank's asset/liability management program, they do pose potential additional risks, primarily because as interest rates rise, the underlying payment requirements of the borrower rise, thereby increasing the potential risk of default.

Upon receipt of a completed loan application from a prospective borrower, credit reports are ordered and income, employment and financial information is verified in accordance with underwriting standards. An appraisal of the real estate intended to secure the proposed loan is undertaken by a Bank appraiser or an independent appraiser previously approved by the Bank. It is the Bank's policy to obtain title insurance on all mortgage loans. Borrowers also must obtain hazard (including fire) insurance prior to closing. The Bank requires flood insurance on a property located in special flood hazard areas. Borrowers are generally required to advance funds on a monthly basis together with each payment of principal and interest through a mortgage escrow account from which the Bank makes disbursements for items such as real estate taxes and hazard insurance premiums as they become due.

The Bank has adopted a policy of limiting the loan-to-value ratio on originated first mortgage loans and refinanced loans to 97% and requiring that loans exceeding 80% of the appraised value of the property or its purchase price, whichever is less, generally be insured by a mortgage insurance company approved by FNMA in an amount sufficient to reduce the Bank's exposure to no greater than the 75% level. At December 31, 2001, the Bank has $143.0 million, or 3.5% of one- to four-family mortgage loans that have a loan-to-value ratio of greater than 80% without mortgage insurance. Recently, the Bank formed a captive reinsurance subsidiary to accept a small, second-tier layer of risk on mortgage loans with mortgage insurance, in exchange for a portion of the mortgage insurance premiums paid by the customer to certain mortgage insurance companies. See "Subsidiary Activities - Mid America Re, Inc." for more information.

Multi-family Lending. The Bank originates multi-family residential mortgage loans in its market area. At December 31, 2001, the Bank had multi-family loans of $197.7 million, including a portfolio of purchased participating interests of $2.0 million related to low-income housing. Multi-family loans represent 4.4% of total loans receivable at December 31, 2001. ARM loans represented 56.3% of the multi-family residential loan portfolio at December 31, 2001. Multi-family loans are generally offered with initial fixed-rate periods of one, three, five, seven and ten years. Multi-family residential mortgage loans are made for terms to maturity of up to 25 years and carry a loan-to-value ratio not greater than 80%. The Bank requires a positive net operating income to debt service ratio for loans secured by multi-family residential property. Loans secured by properties of five or more units are qualified on the basis of rental income generated by the property.

Construction and Land Lending. The Bank originates loans to finance the construction of one- to four-family residences, primarily in its market area. At December 31, 2001, the Bank had $43.8 million of construction loans of which $34.8 million financed the construction of one- to four-family residences. The Bank also originates loans for the acquisition and development of unimproved property to be used primarily for residential purposes in cases where the Bank is to provide the construction funds to improve the properties. At December 31, 2001, the Bank's construction and land loans totaled $88.3 million, or 2.0%, of total loans receivable.

The Bank uses underwriting and construction loan guidelines for financing primarily individual, owner-occupied houses where qualified contractors are involved. Construction loans are structured either to be converted to permanent loans at the end of the construction phase or to be paid off upon receiving financing from another financial institution. Construction loans are based on the appraised value of the property, as determined by either an independent appraiser, or an appraiser on staff at the Bank, and an analysis of the potential marketability and profitability of the project. Construction loans generally have terms of up to 12 months, with extensions as needed. Loan proceeds are disbursed in increments as construction progresses and as inspections warrant.

Land loans include loans to developers for the development of residential subdivisions in the Bank's market area. At December 31, 2001, the Bank had land loans to developers totaling $23.1 million. At December 31, 2001, the largest aggregate amount of land acquisition and development loans to a single developer amounted to $22.4 million. In addition, this borrower had construction loans with the Bank totaling $4.3 million. Loans to developers are generally short-term loans with terms of three to five years. Under Bank policy, the loan-to-value ratio may not exceed 80% and is generally less than 75%. The majority of such loans are floating rate based on the prime rate or LIBOR. Loans generally are made to customers of the Bank and developers with whom the Bank has had long-standing relationships. The Bank requires an independent appraisal of the property and feasibility studies may be required to determine the profit potential of the development project.

Land loans are also made to local builders for the purchase of improved lots. At December 31, 2001, the Bank had land loans outstanding to local builders totaling $10.8 million. Such loans are generally for terms of up to three years and are generally granted at rates similar to rates quoted for ARM residential mortgage loans. The loan-to-value ratio on such loans is limited to 75%. Land loans for the purchase of fully improved lots are also made to individuals. At December 31, 2001, the Bank had land loans to individuals totaling $10.6 million. Such loans are made for up to 15-year terms with adjustable or fixed interest rates that are made at the prevailing rates for one- to four-family residential loans.

Construction and land development loans afford the Bank the opportunity to increase the interest rate sensitivity of its loan portfolio and to receive yields higher than those obtainable on ARM loans secured by existing residential properties. These higher yields correspond to the higher risks associated with construction lending. Construction and land development loans involve additional risks attributable to the fact that loan funds are advanced upon the security of the project under construction, which is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result of the foregoing, construction and land development lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of the borrower or guarantor to repay principal and interest. If the Bank is forced to foreclose on a project prior to or at completion due to a default, there can be no assurance that the Bank will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, the Bank may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time. The Bank has attempted to address these risks through its underwriting procedures and its limited amount of construction lending on multi-family and commercial real estate properties.

Commercial Real Estate Lending. In connection with the Bank's policy of maintaining an interest-rate sensitive loan portfolio, the Bank has originated loans secured by commercial real estate, which generally carry a higher yield and are made for a shorter term than fixed-rate one- to four-family residential loans. At December 31, 2001, the Bank had $139.6 million of commercial real estate loans. Historically, the Bank's policy has been to originate commercial real estate loans on a limited basis. During 2001, the Bank's commercial real estate portfolio increased by $73.6 million due primarily to the acquisition of Mid Town. The Company may increase its commercial real estate lending in the future in conjunction with its new business banking unit described below.

Commercial real estate loans are generally made in amounts up to 80% of the appraised value of the property, as determined by an independent appraiser previously approved by the Bank. Currently, all of the Bank's commercial real estate loans are secured by improved properties located in the Chicago metropolitan area. The Bank often requires borrowers to provide their personal guarantees on loans made for commercial real estate.

Loans secured by commercial real estate properties are generally larger and involve a greater degree of risk than residential mortgage loans. Because payments on loans secured by commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. The Bank seeks to minimize these risks by lending primarily on existing income-producing properties and generally restricting such loans to properties in the Chicago area. The Bank analyzes the financial condition of the borrower and the reliability and predictability of the net income generated by the security property in determining whether to extend credit. In addition, the Bank generally requires a net operating income to debt service ratio of at least 1.15 times. At December 31, 2001, the Bank's ten largest commercial real estate loans totaled $32.1 million, all of which are current and performing in accordance with their original terms.

Consumer Lending. The Bank's other lending activities consist of consumer lending, primarily home equity lines of credit and fixed-rate second mortgage loans. On December 31, 2001, outstanding balances on home equity lines represented $258.9 million or 5.8% of the Bank's total loan portfolio. Home equity lines of credit are generally extended up to 85% of the appraised value of the property, less existing liens, generally at interest rates which range from the designated prime rate minus .50% to plus .50%, based on balances drawn. To a lesser extent, the Bank offers home equity lines of credit at greater than 85% of the appraised value of the property. The interest rate on 85%-100% loan-to-value lines of credit is the designated prime rate plus 1.50% to 3.50%. The Bank uses the same underwriting standards for home equity lines of credit as it uses for residential mortgage loans. Other home equity loans consist of $52.2 million of primarily fixed-rate second mortgage loans that amortize over a three to ten year period.

Commercial Business Lending. In 2001, in an effort to continue to expand the lending services offered by the Bank, the Bank started a commercial business lending unit by hiring a team of seasoned lending professionals from a commercial bank. The focus of the Bank in this area of lending is to provide lending and deposit services to small and medium-sized businesses in the Chicagoland area, some of which already had a deposit relationship with the Bank. Commercial business loans may be secured by business assets or real estate, or in some instances, be unsecured. The Bank obtains personal guarantees in situations where the business assets are not considered to be sufficient collateral. Additionally, the Bank may provide letter of credit services to certain lenders on a case-by-case basis.

Commercial business lending carries increased risks compared to other forms of lending the Bank offers. Principal and interest repayment is often dependent on strong and consistent management teams that can change quickly due to the size of the companies targeted by the Bank. In addition, slowing economic conditions could adversely impact these borrowers. As part of the initiation of this unit, a comprehensive credit policy was established and approved by the Board of Directors of the Bank for new commercial business loans, and is monitored on a weekly basis by a committee of senior management that is responsible for the approval of new loans. In addition, a credit scoring system was established for reviewing previously approved and outstanding loans. A committee of senior management of the Bank has been established to periodically monitor credit quality of commercial business loans including loans on the Bank's "watch list" to determine actions to be taken, including collection, additional collateral, and accrual status. At December 31, 2001, the Bank's portfolio of commercial business loans was $19.1 million, of which $8.9 million was attributed to the acquisition of Mid Town.

Environmental Issues. The Bank encounters certain environmental risks in its lending activities. Under federal and state environmental laws, lenders may become liable for the costs of cleaning up hazardous materials found on security property. Although environmental risks are usually associated with industrial and commercial loans, risks may be substantial for residential lenders like the Bank if environmental contamination makes the security property unsuitable for use. This could also have an effect on nearby property values. In accordance with FNMA and FHLMC guidelines, appraisals for single-family residences on which the Bank lends include comments on environmental influences. The Bank attempts to control its risk by training its appraisers and underwriters to be cognizant of signs indicative of environmental hazards. No assurance can be given, however, that the values of properties securing loans in the Bank's portfolio will not be adversely affected by unforeseen environmental risks, although the Bank is unaware of any material environmental issues which would subject it to liability at this time.

Environmental concerns such as asbestos containing material, underground storage tanks and lead based paint can pose a health risk to tenants and negatively impact the collateral value of security property. Generally, the use of these materials has been eliminated since 1978. All relevant factors in order to determine whether an environmental review is needed and, if so, the scope and detail, is considered prior to the origination of commercial and multi-family loans. The relevant factors include, but are not limited to, the following: age of property, use of property, location of property, knowledge of subject area, borrower(s) financial capacity to withstand potential clean-up costs, loan amount and loan-to-value ratio of the proposed loan. For loans in excess of $1.0 million, a satisfactory Phase I environmental exam is required as part of the loan approval process, with further investigation in the form of a Phase II exam taking place as dictated therein.

Originations, Purchases, Sales, Swaps of Mortgage Loans and Mortgage-Backed Securities. The Bank originates and purchases both ARM and fixed-rate loans. Its ability to originate loans is dependent upon the relative customer demand for fixed-rate or ARM loans in the origination and purchase market, which is affected by the term structure (short-term compared to long-term) of interest rates as well as the current and expected future level of interest rates. The Bank sells selected conforming and non-conforming long-term fixed-rate and a limited amount of ARM mortgage loans in the secondary mortgage market to manage its interest rate risk exposure. These loan sales also allow the Bank to continue to make loans when deposit flows decline or funds are not otherwise available for lending. Generally, the loans are sold for cash or securitized and sold in the secondary mortgage market to investors such as FNMA, FHLMC, and MPF as well as investment banks and other financial institutions. The large majority of these loans are sold without recourse, except those loans sold to MPF, where the Bank maintains a very limited level of risk in exchange for better pricing on the loans sold. At December 31, 2001, the Bank has approximately $6.6 million in net credit risk exposure on loans it has sold to MPF.

The Bank has also exchanged or swapped loans out of its portfolio for mortgage-backed securities primarily with FNMA and FHLMC. Generally, the mortgage-backed securities are used to collateralize borrowings and deposits or are sold in the secondary market to raise additional funds. Swap activity by the Bank is governed by pricing levels in the secondary mortgage market for whole mortgage loans versus securitized mortgage loans, as well as the level of rates for collateralized borrowings. During the current year, the Bank swapped and sold $76.7 million in loans receivable, compared to $9.3 million for the year ended December 31, 2000.

In 2001, the Bank originated and purchased $2.83 billion in loans receivable, compared to $1.48 billion in 2000. During 2001, with the decrease in interest rates, fixed-rate mortgage loan originations accelerated to $1.71 billion, or 69.9% of total loan originations, compared to $466.9 million or 39.4% of total loan originations in 2000, as customers took advantage of the ability to lock in historically low long-term mortgage rates. Of the fixed-rate originations in 2001, $1.1 billion, or 65.1%, conformed to the requirements for sale to FNMA and FHLMC and $597.4 million, or 34.9%, did not conform to the requirements of these agencies. The Bank's "nonconforming" loans are generally designated as such because the principal loan balance exceeds $275,000 ($300,700 as of January 1, 2002), which is the FHLMC, FNMA, and MPF purchase limit, and not because the loans present increased risk of default to the Bank. Generally, prior to 2001, nonconforming loans were held in the Bank's loan portfolio. In 2001, the Bank began selling non-conforming long-term fixed rate loans into the secondary market. Loans with such excess balances generally carry interest rates from one-eighth to three-eighths of one percent higher than similar, conforming fixed-rate loans. Due to record fixed-rate originations, loan sale activity soared in 2001. During the current year, the Bank sold $1.02 billion of loans into the secondary market, compared to $335.7 million in 2000.

All of the mortgage-backed securities and collateralized mortgage obligations, ("CMOs") in the Bank's portfolio are issued by or have collateral backed by FNMA, FHLMC or GNMA, or are backed with whole loan collateral and have an investment grade rating. At December 31, 2001, the amortized cost of mortgage-backed securities totaled $140.9 million, or 2.5% of total assets. At December 31, 2001, the Bank's mortgage-backed securities portfolio had a market value of $142.2 million.

The following table sets forth the Bank's originations, purchases, sales, swaps and principal repayments of loans receivable for the periods indicated.

	Year Ended December 31,		
	2001	2000	1999
		(In thousands)	
Loans originated:			
Adjustable-rate loans originated:			
One- to four-family	$ 735,463	638,097	432,649
Multi-family	27,736	22,005	34,129
Commercial real estate	17,717	6,585	4,620
Construction	17,453	25,702	31,366
Land	30,272	26,195	14,389
Commercial business	7,147	118	1,030
Consumer	196,381	135,947	76,252
Total adjustable-rate loans originated	1,032,169	854,649	594,435
Fixed-rate loans originated:			
One- to four-family	1,708,663	466,913	712,942
Multi-family	6,230	6,014	9,229
Commercial real estate	15,417	1,982	938
Construction	16,071	14,759	-
Land	6,274	15,952	10,589
Commercial business	790	-	-
Consumer	41,980	50,393	38,579
Total fixed-rate loans originated	1,795,425	556,013	772,277
Total loans originated	2,827,594	1,410,662	1,366,712
Loans purchased:			
Fixed-rate one- to four-family real estate	-	3,220	36,521
Adjustable-rate one- to four-family real estate	-	69,669	307,567
Other	-	669	537
Total loans purchased	-	73,558	344,625
Total loans originated and purchased	2,827,594	1,484,220	1,711,337
Loans acquired through acquisitions	210,020	5,292	399
Loans sold:			
One- to four-family	940,952	326,375	340,308
Consumer loans	476	596	1,023
Total loans sold	941,428	326,971	341,331
Mortgage loan swaps (fixed rate)	76,670	9,290	62,583
Transfer to foreclosed real estate and charge-offs	2,756	4,038	6,540
Amortization and prepayments	1,884,663	704,420	736,956
Total loans sold, swaps, transfers, amortization and prepayments	2,905,517	1,044,719	1,147,410
Net increase	$ 132,097	444,793	564,326

Loan servicing fee income. Loan servicing fee income is generated from loans that the Bank has originated and sold, or from purchased servicing rights, and includes fees for the collection and remittance of mortgage payments, insurance policies and real estate taxes. Typically, the Bank receives a servicing fee for performing the aforementioned services equal to at least .25% for fixed-rate mortgages and .25% to .375% for ARM loans on the outstanding principal balance of the sold loan being serviced. Servicing fees are included in income as loan payments are received. Costs of servicing loans for others are charged to expense as incurred. The Bank is required to capitalize mortgage servicing rights upon the sale of loans based on assumptions as to fee income earned, estimated prepayment speeds of the underlying mortgage loans, and the cost of servicing. Mortgage servicing rights are amortized based on the estimated life of the loan servicing income stream, and recorded as a decrease to loan servicing fee income. In addition, mortgage servicing rights are periodically assessed for impairment, with any impairment or recovery recognized through a valuation allowance. The following table shows the components of loan servicing fee income in dollars and as a percentage of loans serviced for others, as well as other information regarding loans serviced for others for the years indicated:

	Year Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Gross servicing revenue	$ 3,083	2,724	3,032
Amortization of mortgage servicing rights	(3,454)	(1,038)	(1,271)
Valuation allowance on mortgage servicing rights	(904)	-	-
Recovery of valuation allowance of mortgage servicing rights	-	-	900
Loan servicing fee income (expense), net	$ (1,275)	1,686	2,661
As a percentage of average loans serviced for others:			
Gross servicing revenue	.291%	.259%	.264%
Amortization of mortgage servicing rights	(.326)	(.099)	(.111)
Valuation allowance on mortgage servicing rights	(.085)	-	-
Recovery of valuation allowance of mortgage servicing rights	-	-	.078
Loan servicing fee income (expense), net	(.120) %	.160%	.231%
Loan sales for the year	$ 1,019,145	335,665	402,891
Average balance of loans serviced for others	$ 1,060,194	1,050,287	1,148,514
Loans serviced for others at end of year	1,401,607	785,350	1,226,874
Mortgage servicing rights at end of year, net	10,531	5,107	7,334
Weighted average interest rate of loans serviced for others	7.10%	7.55%	7.28%

Sales of Mortgage Servicing Rights. The Bank has generally maintained the strategy of keeping the servicing on the loans it originates and sells into the secondary market as a means of cross-selling loan customers other Bank products. However, in 2000, the Bank sold approximately $600 million of mortgage servicing rights at a pre-tax gain of $4.4 million, to take advantage of aggressive pricing for servicing rights, and as a hedge against lower interest rates. While the Bank still intends to grow its loan servicing portfolio, as it did in 2001, management may periodically review opportunities to sell servicing rights in the future.

Asset Quality and Allowance for Loan Losses

Collection procedures. When a borrower fails to make a required payment by the end of the month in which the payment is due, the Bank generally institutes collection procedures. The Bank will send a late notice, and in most cases, delinquencies are cured promptly; however, if a loan has been delinquent for more than 60 days, the Bank contacts the borrower in order to determine the reason for the delinquency and to effect a cure, and, where appropriate, reviews the condition of the property and the financial circumstances of the borrower. Based upon the results of any such investigation, the Bank may: (1) accept a repayment program for the arrearage from the borrower; (2) seek evidence, in the form of a listing contract, of efforts by the borrower to sell the property if the borrower has stated that he is attempting to sell; (3) request a deed in lieu of foreclosure; or (4) initiate foreclosure proceedings. When a loan payment is delinquent for three or more monthly installments, the Bank will initiate foreclosure proceedings. Interest income on loans is reduced by the full amount of accrued and uncollected interest on loans that are in process of foreclosure or otherwise determined to be uncollectible.

Delinquent Loans. At December 31, 2001, 2000, and 1999, delinquencies in the Bank's portfolio were as follows:

	61-90 Days			91 or More Days		
	Number of Loans	Principal Balance of Delinquent Loans	Percent of Total[1]	Number of Loans	Principal Balance of Delinquent Loans	Percent of Total[1]
			(Dollars in thousands)			
December 31, 2001	62	$8,058	.18 %	158	$19,388	.42%
December 31, 2000	50	4,084	.10	115	14,764	.34
December 31, 1999	63	6,280	.16	130	13,224	.34

(1) Percentage represents principal balance of delinquent loans to total loans outstanding.

Non-Performing Loans. A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan. For loans that are not individually significant (i.e. loans under $1.0 million), and represent a homogeneous population, the Bank evaluates impairment collectively based on management reports on the level and extent of delinquencies, as well as historical loss experience for these types of loans. The Bank uses these criteria on one- to four-family residential loans, consumer loans, multi-family residential loans, and land loans. Impairment for loans considered individually significant as well as commercial real estate and commercial business loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if the loan is collateral dependent. Charge-offs of principal occur when a loss has occurred as a result of the book value exceeding the fair value.

A loan (whether considered impaired or not) is classified as non-accrual when collectibility is in doubt or, when the borrower becomes 91 days past due on contractual principal or interest payments. When a loan is placed on non-accrual status, or in the process of foreclosure, previously accrued but unpaid interest is reversed against interest income. Income is subsequently recorded to the extent cash payments are received, or at a time when the loan is brought current in accordance with its original terms.

The following table sets forth information regarding non-accrual loans, loans which are 91 days or more delinquent but on which the Bank is accruing interest, and foreclosed real estate held by the Bank at the dates indicated. Since January 1, 2001, the Bank does not accrue interest on loans more than 90 days overdue.

	December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
One- to four-family and multi-family loans:					
Non-accrual loans [1]	$ 17,985	14,023	12,548	10,641	7,039
Accruing loans 91 or more days overdue	-	1,732	771	1,381	2,071
Total	17,985	15,755	13,319	12,022	9,110
Commercial real estate, construction and land loans:					
Non-accrual loans [1]	544	269	607	1,284	1,240
Accruing loans 91 or more days overdue	-	-	-	-	-
Total	544	269	607	1,284	1,240
Other loans:					
Non-accrual loans [1]	922	683	1,683	721	181
Accruing loans 91 or more days overdue	-	2	41	22	124
Total	922	685	1,724	743	305
Total non-performing loans:					
Non-accrual loans [1]	19,451	14,975	14,838	12,646	8,460
Accruing loans 91 or more days overdue	-	1,734	812	1,403	2,195
Total	$ 19,451	16,709	15,650	14,049	10,655
Non-accrual loans to total loans	.45%	.35%	.38%	.39%	.31%
Accruing loans 91 or more days overdue to total loans	-	.04	.02	.04	.08
Non-performing loans to total loans	.45%	.39%	.40%	.43%	.39%
Foreclosed real estate:					
One- to four-family	$ 1,405	1,762	1,220	1,736	489
Commercial real estate	-	46	6,195	6,621	-
Total foreclosed real estate, net of reserves	$ 1,405	1,808	7,415	8,357	489
Total non-performing assets	$ 20,856	18,517	23,065	22,406	11,144
Total non-performing assets to total assets	.37%	.36%	.50%	.54%	.32%

[1] Consists of loans in the process of foreclosure or for which interest is otherwise deemed uncollectible.

For the years ended December 31, 2001, 2000 and 1999, the amount of interest income that would have been recorded on non-accrual loans amounted to $1.1 million, $768,000 and $703,000 respectively, if the loans had been current. For the year ended December 31, 2001, interest income on non-accrual loans actually collected that was recorded amounted to $351,000.

Subsequent to December 31, 2001, one commercial real estate loan and a secured line of credit to the same borrower aggregating $4.4 million were placed on non-accrual status due to the borrower being in violation of certain loan covenants. The Bank has a first mortgage lien on the property, a corporate guarantee of a subsidiary company and several unlimited personal guarantees. The Bank expects to be repaid in full from the net proceeds from the sale of the property in the next 12-15 months.

Classified Assets. The federal regulators have adopted a classification system for problem assets of insured institutions that covers all problem assets and requires certain reserves. Under this classification system, problem assets of insured institutions are classified as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

In connection with the filing of its periodic reports with the OTS, the Bank regularly reviews the problem loans in its portfolio to determine whether any loans require classification in accordance with applicable regulations. At December 31, 2001 and 2000, all of the Bank's non-performing loans were classified as substandard.

Allowance for Loan Losses. The Bank maintains an allowance for loan losses in an amount deemed prudent by management. The allowance for loan losses is established through a provision for loan losses based on management's periodic evaluation of the risk inherent in its loan portfolio and changes in the nature and volume of its loan activity. Such evaluation, which includes a review of all loans of which full collectibility may not be reasonably assured, considers among other matters, the estimated fair value of the underlying collateral, economic conditions, historical loan loss experience and other factors that warrant recognition in providing for an adequate loan loss allowance. Based on such evaluation and consideration of these various factors, including the lack of loan portfolio growth, exclusive of the Mid Town acquisition, the lowest level of net charge-offs in 10 years and continued stable level of non-performing loans concentrated in one- to four-family mortgages, the Bank did not make a provision for loan losses in 2001. The $1.3 million increase in the allowance for loan losses in 2001 was primarily due to the $1.4 million allowance acquired in the Mid Town acquisition. While management uses available information to recognize losses on loans, future adjustments to the allowance for loan losses may be necessary based on changes in economic conditions and the impact of such change on the Bank's borrowers.

The following table analyzes the Bank's allowance for loan losses for the years indicated.

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
Balance at beginning of year	$ 18,258	17,276	16,770	15,475	17,914
Charge-offs:					
One- to four-family	(87)	(136)	(522)	(290)	(637)
Commercial real estate	-	-	(88)	(25)	(2,994)
Multi-family	-	(275)	-	-	-
Consumer	(17)	(120)	(101)	(87)	(81)
	(104)	(531)	(711)	(402)	(3,712)
Recoveries:					
One- to four-family	39	9	105	1	106
Commercial real estate	-	-	-	-	5
Consumer	6	4	12	50	12
	45	13	117	51	123
Charge-offs, net of recoveries	(59)	(518)	(594)	(351)	(3,589)
Provision for loan losses	-	1,500	1,100	800	1,150
Balance related to acquisition	1,408	-	-	846	-
Balance at end of year	$ 19,607	18,258	17,276	16,770	15,475
Net charge-offs to average loans outstanding	.00%	.01	.02	.01	.14
Allowance for loan losses to total loans receivable	.45	.42	.44	.52	.57
Allowance for loan losses to total non-performing loans	100.80	109.27	110.39	119.37	145.24
Allowance for loan losses to total non-performing assets	94.01	98.60	74.90	74.85	138.86

At December 31, 2001, the Bank maintained no specific reserves on its loan portfolio. The following table sets forth the Company's allocation of its allowance for loan losses. This allocation is based on management's subjective estimates. The amount allocated to a particular category should not be interpreted as the only amount available for future charge-offs that may occur within that category: it may not be indicative of future charge-off trends and it may change from year to year based on management's assessment of the risk characteristics of the loan portfolio. The allocation methods used for December 31, 2001, 2000 and 1999 were generally consistent. The change in amounts allocated to various loan types in 2001 was primarily due to the allocation of the Mid Town allowance for loan losses.

	At December 31,					
	2001		2000		1999	
	Allowance	Loan category as a % of Total Loans	Allowance	Loan category as a % of Total Loans	Allowance	Loan category as a % of Total Loans
	(Dollars in thousands)					
One- to four-family residential	$ 9,755	82.97	$ 9,803	88.44 %	$ 8,705	89.37%
Multi-family	1,730	4.41	1,480	3.98	1,235	4.22
Commercial real estate	2,646	3.11	1,978	.95	2,078	0.99
Construction	501	.98	401	.67	256	0.71
Land	656	.99	606	.93	346	0.73
Consumer	1,804	7.11	1,575	4.95	1,085	3.90
Commercial business	250	.43	-	.08	-	.08
Unallocated portion	2,265	NA	2,415	NA	3,571	NA
Total	$ 19,607	100.00%	$ 18,258	100.00 %	$ 17,276	100.00%

At December 31, 2001, the Bank's loan portfolio consisted of 83.0% of one- to four-family real estate loans, with an additional 7.1% being equity lines of credit or home equity loans on one- to four-family real estate and other consumer loans. Based on the Bank's underwriting standards, overall loan-to-value ratios, concentration of lending primarily in its market area, and historically low charge-off experience, management considers the risk of loss due to these loans as minimal. The remaining 9.9% of the Bank's portfolio, or $444.7 million, consist of multi-family mortgage, commercial real estate, construction, land, and to a lesser extent, commercial business loans. These loans generally tend to exhibit greater risk of loss than do one- to four-family loans, primarily because such loans typically carry higher loan balances and repayment is dependent, in large part, on sufficient income to cover operating expenses. In addition, economic events and government regulations, which are outside the control of the Bank and the borrower, could impact the security of the loan or the future cash flow of affected properties. Management has addressed these risks through its underwriting standards.

In its multi-family loan portfolio, the Bank has traditionally limited its lending to small apartment buildings (less than 36 units) which management believes have lower risk than larger properties. At December 31, 2001, in the Bank's $197.7 million multi-family portfolio, only 11 loans are on properties greater than 36 units. The average multi-family loan is $320,000. With respect to construction and land loans, although a change in economic conditions could impact the collateral value of the Bank's loans, a large percentage of this collateral is on one- to four family residential properties whose values tend to be more stable during times of economic difficulty. The Bank's commercial real estate portfolio grew during 2001 due to the acquisition of Mid Town. Loans secured by commercial real estate properties generally involve a greater degree of risk than residential mortgage loans. Because payments on loans secured by commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. The Bank seeks to minimize these risks by lending primarily on existing income-producing properties and generally restricting such loans to properties in the Chicago area.

Net income of the Company could be affected if management's estimate of the number of loans with loss, or the estimate of the amount of loss that may be incurred are materially different, which could require an additional provision for loan losses. Management believes the allowance for loan losses is adequate at December 31, 2001. However, future adjustments to the allowance may be necessary based on changes in economic conditions and the impact such changes may have on the Bank's borrowers.

Investment Activities

Federally chartered savings institutions have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements and federal funds. Subject to various restrictions, federally chartered savings institutions may also invest in commercial paper, investment grade corporate debt securities and mutual funds whose assets conform to the investments that a federally chartered savings institution is otherwise authorized to make directly. The Bank is required to maintain liquid assets at prudent levels based on its operations.

The Bank's liquid investments include interest-bearing deposits, primarily at the Federal Home Loan Bank of Chicago, federal funds sold and U.S. Government and federal agency obligations. The Bank invests overnight federal funds with two large commercial banks in Chicago, based upon periodic review of these institutions' financial condition. The Bank generally limits overnight federal funds sold investments to $100.0 million at any one institution.

Generally, the investment policy of the Bank is to invest funds among various categories of investments and maturities based upon the Bank's asset/liability management policies, investment quality and marketability, liquidity needs and performance objectives.

The following table sets forth certain information regarding the book value of the Company's and the Bank's liquidity and investment securities portfolio at the dates indicated. At December 31, 2001 and 2000, the fair value of the investment securities portfolio was $355.5 million and $187.8 million, respectively.

	December 31,		
	2001	2000	1999
		(In thousands)	
Interest-bearing deposits	$ 29,367	53,392	51,306
Federal funds sold	$ 112,765	139,268	35,013
Investment securities:			
Available for sale:			
U.S. Government and agency securities	$ 141,530	81,255	78,618
Asset-backed securities	81,670	80,614	105,241
Corporate debt securities	71,309	-	-
Bank trust preferred securities	40,899	2,704	731
Marketable equity securities	20,053	9,921	9,515
Total investments available for sale	355,461	174,494	194,105
Held to maturity:			
U.S. Government and agency securities	-	9,986	9,983
Corporate debt securities	-	2,647	2,016
Total investments held to maturity	-	12,633	11,999
Total investment securities	$ 355,461	187,127	206,104
Stock in the FHLB of Chicago	$ 132,081	84,775	75,025

The table below sets forth information regarding the carrying value, weighted average yields based on amortized cost, and maturities of the Company's investment securities. At December 31, 2001, all investment securities are classified as available for sale.

	At December 31, 2001											
	One Year or Less		1 to 5 Years		5 to 10 Years		More than 10 Years		Total Investment Securities			
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Average Life in Years	Carrying Value	Market Value	Weighted Average Yield
	(Dollars in thousands)											
U.S. Government and agency securities	$ 14,084	3.67%	$ 106,114	5.44%	$ 16,265	3.81%	$ 5,067	2.70%	3.63	$ 141,530	$ 141,530	4.94%
Asset-backed securities	10,098	5.88	8,412	2.30	33,882	3.12	29,278	4.32	12.40	81,670	81,670	3.82
Corporate debt securities	-	-	55,362	6.81	15,947	6.28	-	-	3.82	71,309	71,309	6.69
Bank trust preferred securities	-	-	-	-	-	-	40,899	4.37	26.16	40,899	40,899	4.37
Marketable equity securities [1]												
Common stock	-	-	-	-	-	-	4,930	2.57	-	4,930	4,930	2.57
Preferred stock	-	-	-	-	-	-	15,123	4.01	-	15,123	15,123	4.01
Total	$ 24,182	4.59%	$ 169,888	5.73%	$ 66,094	4.05%	$ 95,297	4.12%	10.28	$ 355,461	$ 355,461	4.89%

[1] Marketable equity securities with no stated maturity are included in the "More than 10 Years" category.

The classification of investments as held to maturity, available for sale, or trading is made at the time of purchase based upon management's intent at that time. On January 1, 2001, as allowed under the adoption of Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Investments and Hedging Activities," the Bank transferred its remaining investment securities previously in its held to maturity portfolio into its available for sale portfolio. At December 31, 2001, $355.5 million of investment securities were classified as available for sale and recorded at fair value (cost basis of $350.6 million). At December 31, 2000, $174.5 million were classified as available for sale (cost basis of $172.3 million). Stock in the FHLB of Chicago is carried at cost.

Sources of Funds

The Bank's primary sources of funds are deposits, amortization and prepayment of loan principal (including mortgage-backed securities), borrowings from the FHLB of Chicago, sales of mortgage loans, sales or maturities of investment securities, mortgage-backed securities and short-term investments, and funds provided from operations. At December 31, 2001, deposits accounted for 69.2% of total interest-bearing liabilities, up significantly from 62.1% as of December 30, 2000, due to strong deposit inflows during 2001, less reliance on borrowed funds as well as the acquisition of Mid Town, which had $270.3 million of deposits at acquisition.

Deposits. The Bank offers a variety of deposit accounts having a wide range of interest rates and terms. The Bank's deposits consist of passbook accounts, NOW and checking accounts, money market and certificate accounts. The Bank only solicits deposits from its market area and does not use brokers to obtain deposits. The Bank relies primarily on competitive pricing policies, advertising, and customer service to attract and retain these deposits. The flow of deposits is influenced significantly by general economic conditions, changes in money market and prevailing interest rates and competition. Recently, the Bank has emphasized growth in core accounts, defined as commercial and non-interest checking accounts, NOW accounts, money market accounts, and passbooks by increased advertising and marketing of checking accounts, and the addition of a more competitively priced money market product. In addition, the ratio of core deposits to total deposits was enhanced with the acquisition of Mid Town in 2001, which had 83% of their deposits in core accounts at acquisition.

The following table sets forth the balances and percentages of the various types of deposits offered by the Bank at the date indicated and the change in the dollar amount of deposits between such dates:

	December 31, 2001			December 31, 2000			December 31, 1999	
	Amount	% of Deposits	Increase	Amount	% of Deposits	Increase (Decrease)	Amount	% of Deposits
Commercial checking	$ 128,214	3.6%	$ 79,742	$ 48,472	1.6%	$ (604)	$ 49,076	1.8%
Non-interest checking	121,066	3.4	28,595	92,471	3.1	23,626	68,845	2.6
NOW accounts	324,991	9.1	74,495	250,496	8.4	27,955	222,541	8.2
Money market accounts	368,672	10.4	139,614	229,058	7.7	66,755	162,303	6.0
Passbook accounts	898,073	25.3	159,467	738,606	24.9	12,430	726,176	26.9
Total core deposits	1,841,016	51.8	481,913	1,359,103	45.7	130,162	1,228,941	45.5
Certificate accounts, net	1,716,981	48.2	101,871	1,615,110	54.3	144,809	1,470,301	54.5
Total deposits	$ 3,557,997	100.0%	$ 583,784	$ 2,974,213	100.0%	$ 274,971	$ 2,699,242	100.0%

Deposit Portfolio. The following table sets forth the distribution and the weighted average nominal interest rates of the Bank's average deposit accounts for the years indicated:

	Year Ended								
	December 31, 2001			December 31, 2000			December 31, 1999		
	Average Balance	Percent of Total Deposits	Weighted Average Nominal Rate	Average Balance	Percent of Total Deposits	Weighted Average Nominal Rate	Average Balance	Percent of Total Deposits	Weighted Average Nominal Rate
	(Dollars in thousands)								
Commercial checking accounts	$ 70,359	2.25%	- %	$ 55,367	1.95%	- %	$ 50,252	1.89%	- %
Non-interest bearing checking	93,632	3.00	-	76,440	2.70	-	62,508	2.34	-
Interest bearing NOW accounts	245,719	7.87	1.03	223,358	7.88	1.22	210,525	7.90	1.28
Money market accounts	279,281	8.94	3.49	190,693	6.73	3.87	158,991	5.96	3.40
Passbook accounts	775,419	24.83	2.32	741,453	26.17	2.48	737,322	27.65	2.48
Total checking, money market and passbook accounts	1,464,410	46.89	1.73	1,287,311	45.43	1.92	1,219,598	45.74	1.98
Certificate accounts with original maturities of:									
6 months or less	506,087	16.21	4.50	323,096	11.40	5.24	343,199	12.87	4.47
7 to 12 months	238,010	7.62	5.31	478,393	16.89	5.50	435,454	16.33	4.84
Greater than 1 to 3 years	809,134	25.91	6.05	623,630	22.01	5.90	511,750	19.19	5.40
Greater than 3 years	105,097	3.37	5.69	120,853	4.27	5.78	156,491	5.87	5.95
Total certificates of deposits	1,658,328	53.11	5.45	1,545,972	54.57	5.63	1,446,894	54.26	5.07
Total deposits	$ 3,122,738	100.00%	3.86%	$ 2,833,283	100.00%	4.08%	$ 2,666,492	100.00%	3.74%

The following table presents, by various interest rate categories, the amount of certificate accounts outstanding at December 31, 2001, 2000, and 1999, and the periods to maturity of the certificate accounts outstanding at December 31, 2001:

	December 31,			Period to Maturity December 31, 2001			
	2001	2000	1999	Within One Year	1 to 3 Years	Over 3 Years	Total
				(In thousands)			
Certificate accounts:							
Less than 5.00%	$ 1,008,672	71,102	525,916	818,500	178,726	11,446	1,008,672
5.00% to 5.99%	225,792	693,431	774,505	166,039	45,812	13,941	225,792
6.00% to 6.99%	437,890	806,635	130,976	363,928	55,982	17,980	437,890
7.00% and greater	44,024	43,664	37,945	21,677	22,026	321	44,024
Total	$ 1,716,378	1,614,832	1,469,342	1,370,144	302,546	43,688	1,716,378

At December 31, 2001, the Bank had outstanding $319.1 million in certificate accounts in amounts of $100,000 or more maturing as follows:

Period to Maturity	Amount
	(In thousands)
Three months or less	$ 101,083
Over three through six months	65,132
Over six through 12 months	90,154
Over 12 months	62,690
Total	$ 319,059

Borrowings. Although deposits are the Bank's primary source of funds, the Bank's policy has been to utilize borrowings, such as advances from FHLB of Chicago, and reverse repurchase agreements, when they are a less costly source of funds or can be reinvested at a positive rate of return.

Federal Home Loan Bank of Chicago Advances. The Bank obtains advances from the FHLB of Chicago upon the security of its capital stock in the FHLB of Chicago and a blanket pledge of certain of its mortgage loans. See "Regulation and Supervision - Federal Home Loan Bank System." Such advances are made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. The maximum amount that the FHLB of Chicago will advance to member institutions, including the Bank, for purposes other than meeting withdrawals, fluctuates from time to time in accordance with the policies of the FHLB of Chicago. The maximum amount of FHLB of Chicago advances to a member institution generally is reduced by secured borrowings from any other source. At December 31, 2001, the Bank's FHLB of Chicago advances totaled $1.4 billion, representing 25.1% of total assets, compared to $1.7 billion, or 32.6% of total assets at December 31, 2000.

Included in FHLB of Chicago advances at December 31, 2001 are $560.0 million of fixed-rate advances with original scheduled maturities of 4 to 10 years, callable at the discretion of the FHLB of Chicago as follows: $190.0 million at 5.41% in 2002, $240.0 million at 5.87% in 2003, $80.0 million at 5.35% in 2004 and $50.0 million at 5.56% in 2005. The average term to maturity on these advances is 5.8 years, while the average term to call is 1.5 years. At inception, the Bank receives a lower cost of borrowing on such advances than on similar termed non-callable advances, in return for granting the FHLB of Chicago the right to call the advances prior to their final maturity. If called, the FHLB of Chicago will provide replacement funding at the then prevailing market rate of interest for the remaining term to maturity of the advances, subject to standard terms and conditions.

Unsecured Term Bank Loan and Line of Credit. Since 1995, the Company has maintained an unsecured bank term loan and line of credit facility for funding of a prior acquisition. During the current year, with the acquisition of Mid Town for $69.0 million, of which 80% was paid in cash, the Company repaid the remaining $29.4 million on its unsecured term bank loan, and borrowed $55.0 million under a new unsecured term bank loan agreement. The loan provides for an interest rate of one, two, three, six or twelve-month LIBOR, at the option of the borrower, plus 110 basis points, payable at the end of the repricing period. At December 31, 2001, the interest rate is currently three month LIBOR plus 110 basis points. The remaining principal amount outstanding at December 31, 2001 was $55.0 million. The loan requires increasing annual principal payments with $11.0 million due at the final maturity of the loan on December 31, 2008. Prepayments of principal are allowed without penalty at the end of any repricing period.

In conjunction with the unsecured term bank loan, the Company now maintains a $40.0 million one-year unsecured revolving line of credit that matures annually on November 30. Prior to the acquisition of Mid Town, the Company maintained a $35.0 million unsecured line of credit. The loan provides for an interest rate of one, two, three, six or twelve-month LIBOR at the option of the borrower plus 100 basis points and payable at the end of the repricing period. At December 31, 2001, the interest rate is currently three-month LIBOR plus 100 basis points. At December 31, 2001, $10.0 million is outstanding on the line of credit.

The credit agreement contains covenants that, among other things, require the Company to maintain a minimum stockholders' equity balance and to obtain certain minimum operating results, as well as requiring the Bank to maintain "well capitalized" regulatory capital levels and certain non-performing asset ratios. In addition, the Company has agreed not to pledge any stock of the Bank or MAFD for any purpose. At December 31, 2001, the Company was in compliance with these covenants.

A summary of the Company's borrowed funds at December 31, 2001 and 2000 is as follows:

	December 31, 2001			December 31, 2000	
	Interest Rate Range	Weighted Average Rate	Amount	Weighted Average Rate	Amount
	(Dollars in thousands)				
Fixed-rate advances from FHLB due:					
Within 1 year	5.99% - 7.40%	6.46%	$ 280,000	6.37%	$ 365,000
1 to 2 years	4.87 - 6.78	6.08	135,500	6.43	305,000
2 to 3 years	4.81 - 7.22	6.30	260,000	6.35	55,500
3 to 4 years	4.70 - 7.20	6.01	205,000	6.61	205,000
4 to 5 years	5.37 - 6.82	6.16	55,000	6.16	195,000
5 to 6 years	- - -	-	-	6.82	30,000
6 to 7 years	4.81 - 5.86	5.28	310,000	-	-
7 to 8 years	5.61 - 5.86	5.73	50,000	5.26	285,000
Greater than 8 years	5.42 - 5.42	5.42	30,000	5.62	80,000
Total fixed rate advances	4.70 - 7.40	5.98	1,325,500	6.15	1,520,500
Adjustable-rate advances from FHLB due:					
Within 1 year	1.93 - 2.32	2.11	80,000	6.81	100,000
1 to 2 years	- - -	-	-	6.87	25,000
Greater than 2 years	- - -	-	-	6.58	50,000
Total adjustable rate advances	1.93 - 2.32	2.11	80,000	6.75	175,000
Total advances from FHLB	1.93% - 7.40%	5.76	1,405,500	6.21	1,695,500
Unsecured term bank loan		3.16	55,000	7.72	29,400
Unsecured line of credit		3.06	10,000	7.71	4,000
Total borrowed funds		5.64%	$1,470,500	6.24%	$1,728,900

Subsidiary Activities

MAF Developments. The Company engages in the business of purchasing unimproved land for development into residential subdivisions of single-family lots primarily through MAFD, a wholly-owned subsidiary of the Company. The Company has been engaged in this activity since 1974, and since that time has developed and sold over 5,900 lots in 24 different subdivisions primarily in the western suburbs of Chicago. The subsidiary acts as sole principal or as a joint venture partner in their developments. The subsidiary historically has provided essentially all of the capital for a joint venture and receive in exchange an ownership interest in the joint venture which entitles it to a percentage of the profit or loss generated by the project, generally 50-60%, with the exact percentage based upon a number of factors, including characteristics of the venture, the perceived risks involved, and the time to completion. The net profits are generally defined in the joint venture agreement as the gross profits of the joint venture from sales, less all expenses, loan repayments and capital contributions. In addition, MAFD may from time to time invest in residential real estate projects, typically structured as limited partnership investments, managed by unaffiliated parties.

OTS regulations impose restrictions on the Bank's participation in real estate development activities. See "Regulation and Supervision - Federal Savings Institution Regulation - Capital Requirements." In 1993, the Company formed a wholly-owned subsidiary, MAFD, to continue its land development activities. As a subsidiary of the Company, the activities of MAFD are not restricted by OTS regulations as they are for the Bank.

NW Financial, a wholly-owned subsidiary of the Bank, developed unimproved land into residential subdivisions, as well constructed single-family homesites on the improved lots. Its final project also included commercial land for development. During 2001, NW Financial sold the final commercial parcels in this project. Currently, the Company plans to conduct its future real estate development activity solely through MAFD.

The following is a summary as of December 31, 2001, of the residential real estate projects MAFD currently has an interest in:

Description of Project	Date Land Acquired	Total Lots	Number Lots Sold	Number Sold but Not Closed	Lots Available For or Sale Sold	Investment Balance
			(Dollars in thousands)			
Tallgrass of Naperville 951 residential lots; 19.3 acres for townhomes; 12.8 acres for commercial	11/96-8/01	951	783	78	90	$ 8,498
Shenandoah Proposed 326 residential lots	6/00	326	–	–	326	4,495
						$ 12,993

During the years ended December 31, 2001, 2000, and 1999, Bank real estate subsidiaries paid aggregate dividends of $-0-, $3.8 million, and $9.0 million, respectively, to the Bank. The remaining investment at December 31, 2001 is a deduction for the Bank in computing its regulatory capital requirements, currently $2.1 million. This deduction was $2.4 million at December 31, 2000.

The following is a description of the projects currently under development:

Tallgrass of Naperville. MAFD with a venture partner who shares in 40% of the profits, has invested in 447 acres in three separate parcels from 1996 to 2001 for the development of 951 residential lots in Naperville, Illinois. The project also has 19.3 acres available for townhomes, as well as 12.8 acres of commercially-zoned land which are expected to be sold in bulk sales to developers. As of December 31, 2001, the Company's investment was $8.5 million. Currently, the Company estimates an additional $9.5 million of disbursements will be made to complete this project. Such amounts are not recorded in the consolidated financial statements.

Shenandoah. MAFD purchased land for a planned development of approximately 326 single-family lots in Plainfield, Illinois in June 2000 for $4.4 million. There is no venture partner in this property. Development is expected to begin in mid 2002, with lot sales commencing in late 2002 or early 2003. Currently, the Company estimates an additional $12.8 million of disbursements will be made to complete this project. Such amounts are not recorded in the consolidated financial statements.

The following is a description of the project completed in 2001:

Woodbridge. Woodbridge consists of 341 acres of land in Elgin, Illinois. The project was developed through NW Financial, with a developer who shares in 50% of the project's profits. The project includes 232 acres for the construction of 531 single-family homes, which is complete, and 48 acres of commercial-zoned property. In December 2001, the remaining commercial lot was sold at a pretax profit of $501,000.

The following is a description of a planned development project subject to purchase contracts:

At December 31, 2001, MAFD has entered into multiple real estate purchase contracts related to the acquisition of approximately 780 acres of vacant land in a far western suburb of Chicago. The aggregate purchase price of these contracts is $28.4 million. The contracts contain various contingencies regarding soil tests, environmental testing, zoning etc., and provide for the takedown of the land in staggered closings over a four-year period. The proposed development is in its early planning stages and may entail the acquisition of additional land in the future. The Company is actively pursuing and expects to receive the required zoning and desired plat with the local planning commission to develop this project with a joint venture partner. Assuming the Company proceeds with this project, based on the existing purchase contracts, current estimated total developments costs (including land acquisition) are approximately $68 million. The project will include single-family residential lots, multi family and commercial parcels along with various other amenities and be developed in units over an eight-year period.

Mid America Insurance Agency. Mid America Insurance Agency, Inc. ("Mid America Insurance") is an indirect wholly owned subsidiary of the Bank that provides insurance brokerage services, including personal and commercial insurance products, to the Bank's customers. For the years ended December 31, 2001, 2000 and 1999, Mid America Insurance generated pre-tax income of $64,000, $113,000, and $75,000, respectively.

Mid America Investments. The Bank, through Mid America Investments, is a subscriber to INVEST, a registered broker-dealer that provides certain securities brokerage and investment advisory services under its INVEST service mark to the general public. Through this program and licensed dual employees, these services are offered to customers of the Bank. Presently 15 investment executives are employed and operate from certain Bank locations. Revenues are generated from the sales of securities products in the form of commissions which are apportioned between INVEST and the Bank. For the years ended December 31, 2001, 2000 and 1999, pre-tax income from INVEST operations was $374,000, $448,000 and $836,000, respectively.

Mid America Re., Inc. The Bank, through Mid America Investments, formed Mid America Re., Inc. ("Mid America Re"), as a wholly-owned mortgage reinsurance subsidiary to share in a portion of the insurance premiums earned by various private mortgage insurance companies on loans originated by the Bank, in return for assuming a second-tier layer of risk of loss on insured portions of these loans. The Bank generally requires a borrower to obtain private mortgage insurance to cover excess principal amounts if the loan principal exceeds certain loan-to-value ratios, typically 80%. At December 31, 2001, the Bank had second-tier mortgage insurance risk of $2.6 million. For the year ended December 31, 2001; pre-tax income from Mid America Re was diminimus due to expensed start-up costs. Based on the limited losses historically incurred by the Bank on mortgage loans with mortgage insurance, as well as the expected amount of loans to be added in 2002, the Company expects pre-tax income from Mid America Re to increase to approximately $600,000 in 2002.

MAF Realty Co. L.L.C. - IV. The Bank formed MAF Realty Co. L.L.C. - IV ("Realty IV") as a real estate investment trust in July 1999 as the result of proactive tax planning. Realty IV was capitalized through the contribution of participation interests in mortgage loans owned by the Bank. The primary assets of Realty IV as of December 31, 2001 consist of the remaining balances of these participation interests. The common membership interests and 89% of the preferred membership interests in Realty IV are owned by MAF Realty Co. L.L.C. - III, which was formed in July 1999 as a holding company for Realty IV. The remaining 11% preferred membership interests, valued at approximately $110,000, were distributed equally in 2000 to 110 individuals who are directors, employees or former employees of the Company and its subsidiaries. All of the assets of Realty IV are included in loans and accrued interest receivable on the Company's consolidated balance sheet, and the value attributable to the minority interest is included in other liabilities. The distribution of the preferred interests and the dividends paid to the minority interest holders are included in the Company's income statement. These amounts totaled $8,800 in 2001 and $118,800 in 2000.

Mid Town Development Corporation. The Company acquired Mid Town Development Corporation in conjunction with the acquisition of Mid Town. The subsidiary's activities were primarily providing mezzanine financing for real estate investments, primarily for existing Bank customers. Loan balances acquired totaled $1.6 million. The Company does not intend to pursue additional mezzanine financing arrangements in the future.

Equitable Finance Corporation. The Company acquired Equitable Finance Corporation in conjunction with the acquisition of Mid Town. The subsidiary's activities were making various types of "sub-prime" loans, generally short-term unsecured personal loans. Loan balances acquired were $1.3 million. The Company does not intend to pursue additional loans in this line of business in the future.

REGULATION AND SUPERVISION

General

The Company, as a savings and loan holding company, is required to file certain reports with, and otherwise comply with the rules and regulations of the OTS under the Home Owners' Loan Act (the "HOLA"). In addition, the activities of savings institutions, such as the Bank, are governed by the HOLA and the Federal Deposit Insurance Act ("FDI Act").

The Bank is subject to extensive regulation, examination and supervision by the OTS, as its primary federal regulator, and the FDIC, as the deposit insurer. The Bank is a member of the Federal Home Loan Bank ("FHLB") System and its deposit accounts are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF") managed by the FDIC. The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other savings institutions. The OTS and/or the FDIC conduct periodic examinations to test the Bank's compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the OTS, the FDIC or the Congress, could have a material adverse impact on the Company, the Bank and their operations. Certain of the regulatory requirements applicable to the Bank and to the Company are referred to below or elsewhere herein. The description of statutory provisions and regulations applicable to savings institutions and their holding companies set forth in this Form 10-K does not purport to be a complete description of such statutes and regulations and their effects on the Bank and the Company.

Holding Company Regulation

The Company is a nondiversified unitary savings and loan holding company within the meaning of the HOLA. As a unitary savings and loan holding company, the Company generally will not be restricted under existing laws as to the types of business activities in which it may engage, provided that the Bank continues to be a qualified thrift lender ("QTL"). See "Federal Savings Institution Regulation - QTL Test." Upon any non-supervisory acquisition by the Company of another savings institution or savings bank that meets the QTL test and is deemed to be a savings institution by the OTS, the Company would become a multiple savings and loan holding company (if the acquired institution is held as a separate subsidiary) and would be subject to limitations on the types of business activities in which it could engage. The HOLA limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act of 1956, as amended ("BHC Act"), subject to the prior approval of the OTS, and activities authorized by OTS regulation and no multiple savings and loan holding company may acquire more than 5% of the voting stock of a company engaged in impermissible activities.

The HOLA prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5% of the voting stock of another savings institution or holding company thereof, without prior written approval of the OTS; or acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating applications by holding companies to acquire savings institutions, the OTS must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition of the institution on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

Although savings and loan holding companies are not subject to specific capital requirements or specific restrictions on the payment of dividends or other capital distributions, HOLA does prescribe such restrictions on subsidiary savings institutions, as described below. The Bank must notify the OTS 30 days before declaring any dividend to the Company. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the OTS and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Federal Savings Institution Regulation

Capital Requirements. The OTS capital regulations require savings institutions to meet three minimum capital standards: a 1.5% tangible capital ratio, a 3% leverage (core capital) ratio and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage (core) capital ratio (3% for institutions receiving the highest rating on the CAMEL financial institution rating system), and, together with the risk-based capital standard itself, a 4% Tier I risk-based capital standard. The OTS regulations also require that, in meeting the leverage ratio, tangible and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank. For the Bank, this includes its $2.1 million investment in NW Financial at December 31, 2001, which the Bank must deduct from regulatory capital for purposes of calculating its capital requirements. The risk-based capital standard for savings institutions requires the maintenance of Tier I (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively.

At December 31, 2001 and 2000, the Bank was in compliance with the current capital requirements as follows:

	December 31, 2001		December 31, 2000	
	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in thousands)			
Stockholder's equity of the Bank	$ 462,707	8.32%	$ 394,474	7.63%
Tangible capital	$ 350,825	6.44%	$ 321,931	6.32%
Tangible capital requirement	81,686	1.50	76,408	1.50
Excess	$ 269,139	4.94%	$ 245,523	4.82%
Core capital	$ 350,825	6.44%	$ 321,931	6.32%
Core capital requirement	163,372	3.00	152,816	3.00
Excess	$ 187,453	3.44%	$ 169,115	3.32%
Core and supplementary capital	$ 364,365	11.31%	$ 336,801	11.98%
Risk-based capital requirement	257,691	8.00	224,878	8.00
Excess	$ 106,674	3.31%	$ 111,923	3.98%
Total Bank assets	$ 5,559,787		$ 5,168,163	
Adjusted total Bank assets	5,445,742		5,093,883	
Total risk-weighted assets	3,335,188		2,885,260	
Adjusted total risk-weighted assets	3,221,143		2,810,981	

The following table reflects the Bank's regulatory capital as of December 31, 2001 as it relates to these three capital requirements:

	Tangible	Core	Risk-Based
		(In thousands)	
Stockholder's equity of the Bank	$ 462,707	462,707	462,707
Goodwill and core deposit intangibles	(105,670)	(105,670)	(105,670)
Non-permissible subsidiary deduction	(2,055)	(2,055)	(2,055)
Non-includible purchased mortgage servicing rights	(1,052)	(1,052)	(1,052)
Regulatory capital adjustment for available for sale securities	(3,105)	(3,105)	(3,105)
Recourse on loan sales	-	-	(5,901)
General allowance for loan losses	-	-	19,441
Regulatory capital	$ 350,825	350,825	364,365

Prompt Corrective Regulatory Action. Under the OTS prompt corrective action regulations, the OTS is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a savings institution is considered "well capitalized" if its ratio of total capital to risk-weighted assets is at least 10%, its ratio of Tier I (core) capital to risk-weighted assets is at least 6%, its ratio of core capital to total assets is at least 5%, and it is not subject to any order or directive by the OTS to meet a specific capital level. A savings institution generally is considered "adequately capitalized" if its ratio of total capital to risk-weighted assets is at least 8%, its ratio of Tier I (core) capital to risk-weighted assets is at least 4%, and its ratio of core capital to total assets is at least 4% (3% if the institution receives the highest CAMEL rating). A savings institution that has a ratio of total capital to weighted assets of less than 8%, a ratio of Tier I (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "undercapitalized." A savings institution that has a total risk-based capital ratio less than 6%, a Tier 1 risk-based capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized," and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the banking regulator is required to appoint a receiver or conservator for an institution that is "critically undercapitalized." The regulation also provides that a capital restoration plan must be filed with the OTS within 45 days of the date a savings institution receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The OTS could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

Insurance of Deposit Accounts. The FDIC has adopted a risk-based deposit insurance system that assesses deposit insurance premiums according to the level of risk involved in an institution's activities. An institution's risk category is based upon whether the institution is classified as "well capitalized," "adequately capitalized" or "undercapitalized" and one of three supervisory subcategories within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance fund. Based on its capital and supervisory subgroups, each Bank Insurance Fund ("BIF") and SAIF member institution is assigned an annual FDIC assessment rate, with an institution in the highest category (*i.e.*, well-capitalized and healthy) receiving the lowest rates and an institution in the lowest category (*i.e.*, undercapitalized and posing substantial supervisory concern) receiving the highest rates. The FDIC has authority to further raise premiums if deemed necessary. If such action is taken, it could have an adverse effect on the earnings of the Bank.

The Deposit Insurance Funds Act of 1996 (the "Funds Act") imposed a special one-time assessment on SAIF members, including the Bank, to recapitalize the SAIF. The SAIF was undercapitalized due primarily to a statutory requirement that SAIF members make payments on bonds issued in the late 1980's by the Financing Corporation ("FICO") to recapitalize the predecessor to SAIF. The Funds Act spreads the obligations for payment of the FICO bonds across all SAIF and BIF members. As of January 1, 2001, BIF and SAIF deposits were assessed for a FICO payment of 1.96 basis points.

As a result of the Funds Act and the FDI Act, the FDIC voted to effectively lower SAIF assessments to 0 to 27 basis points as of January 1, 1997. The Bank's assessment rate for the year ended December 31, 2001 was the lowest available to well-capitalized financial institutions. A significant increase in SAIF insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank.

Under the FDI Act, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Impact of the Gramm-Leach-Bliley Act. On November 12, 1999, the Gramm-Leach-Bliley Act (the "GLB Act") was signed into law. The GLB Act significantly reforms various aspects of the financial services business, including, but not limited to: (i) the establishment of a new framework under which bank holding companies and, subject to numerous restrictions, banks can own securities firms, insurance companies and other financial companies; (ii) subjecting banks to the same securities regulation as other providers of securities products; and (iii) prohibiting new unitary savings and loan holding companies from engaging in nonfinancial activities or affiliating with nonfinancial entities.

The provisions in the GLB Act permitting full affiliations between bank holding companies or banks and other financial companies do not increase the Company's authority to affiliate with securities firms, insurance companies or other financial companies. As a unitary savings and loan holding company, the Company was generally permitted to have such affiliations prior to the enactment of the GLB Act. It is expected, however, that these provisions will benefit the Company's competitors.

The prohibition on the ability of new unitary savings and loan holding companies to engage in nonfinancial activities or affiliating with nonfinancial entities generally applies only to savings and loan holding companies that were not, or had not submitted an application to become, savings and loan holding companies as of May 4, 1999. Since the Company was treated as a unitary savings and loan holding company prior to that date, the GLB Act will not prohibit the Company from engaging in nonfinancial activities or acquiring nonfinancial subsidiaries. However, the GLB Act generally restricts any nonfinancial entity from acquiring the Company unless such nonfinancial entity was, or had submitted an application to become a savings and loan holding company as of May 4, 1999.

The GLB Act imposed new requirements on financial institutions with respect to customer privacy by generally prohibiting disclosure of customer information to non-affiliated third parties unless the customer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to customers annually. Final regulations have been passed regarding customer privacy under the GLB Act, however, compliance with such privacy regulations were voluntary until July, 2001.

The Company does not believe that the GLB Act will have a material adverse affect upon its operations in the near term. However, to the extent the GLB Act permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This could result in a growing number of larger financial institutions that offer a wider variety of financial services than the Company currently offers and that can aggressively compete in the markets the Company currently serves.

Loans to One Borrower. Under the HOLA, savings institutions are generally subject to the limits on loans to one borrower applicable to national banks. Generally, savings institutions may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if such loan is secured by readily-marketable collateral, which is defined to include certain financial instruments and bullion. At December 31, 2001, the Bank's limit on loans to one borrower was $55.0 million. At December 31, 2001, the Bank's largest aggregate outstanding balance of loans to any one borrower was $28.4 million.

QTL Test. The HOLA requires savings institutions to meet a QTL test. Under the QTL test, a savings and loan association is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities) in at least 9 months out of each 12 month period. A savings institution that fails the QTL test is subject to certain operating restrictions and may be required to convert to a bank charter. As of December 31, 2001, the Bank maintained 91.1% of its portfolio assets in qualified thrift investments and, therefore, met the QTL test.

Limitation on Capital Distributions. OTS regulations impose limitations upon all capital distributions by savings institutions, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The regulations provide that an institution (i) which is not eligible for expedited treatment; or (ii) which its total amount of capital distributions for a calendar year exceeds its net income for that year to date plus its retained income for the proceeding two years; or (iii) which would not be at least adequately capitalized following the distribution; or (iv) which would violate a prohibition contained in a statute, regulation or agreement between the institution and the OTS by performing the capital distribution, must submit an application to the OTS to receive approval of the capital distribution. Under any other circumstances, the Bank would be required to provide a written notice to the OTS 30 days prior to the capital distribution.

Assessments. Savings institutions are required to pay assessments to the OTS to fund the agency's operations. The general assessment, paid on a semi-annual basis, is computed upon the savings institution's total assets, including consolidated subsidiaries, as reported in the Bank's latest quarterly thrift financial report. The assessments paid by the Bank were $755,000, $661,000, and $577,000 in 2001, 2000 and 1999 respectively.

Branching. OTS regulations permit nationwide branching by federally chartered savings institutions to the extent allowed by federal statute. This permits federal savings institutions to establish interstate networks and to geographically diversify their loan portfolios and lines of business. The OTS authority preempts any state law purporting to regulate branching by federal savings institutions.

Transactions with Related Parties. The Bank's authority to engage in transactions with related parties or "affiliates" (*e.g.*, any company that controls or is under common control with an institution, including the Company and its non-savings institution subsidiaries) is limited by Sections 23A and 23B of the Federal Reserve Act ("FRA"). Section 23A limits the aggregate amount of covered transactions with any individual affiliate to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in Section 23A, and the purchase of low quality assets from affiliates is generally prohibited. Section 23B generally provides that certain transactions with affiliates, including loans and asset purchases, must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

The Bank's authority to extend credit to executive officers, directors and 10% shareholders, as well as entities such persons control, is governed by Sections 22(g) and 22(h) of the FRA and Regulation O thereunder. Among other things, such loans are generally required to be made on terms substantially the same as those offered to unaffiliated individuals and to not involve more than the normal risk of repayment. Regulation O also places individual and aggregate limits on the amount of loans the Bank may make to such persons based, in part, on the Bank's capital position and requires certain board approval procedures to be followed.

Enforcement. Under the FDI Act, the OTS has primary enforcement responsibility over savings institutions and has the authority to bring actions against the institution and all "institution-affiliated parties," including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of proceedings for receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and may amount to as much as $1 million per day in certain circumstances. Under the FDI Act, the FDIC has the authority to recommend to the Director of the OTS enforcement action to be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines Prescribing Standards for Safety and Soundness ("Guidelines") and a final rule to implement safety and soundness standards required under the FDI Act. The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The standards set forth in the Guidelines address internal controls and information systems; internal audit system; credit underwriting; loan documentation; interest rate risk exposure; asset growth; asset quality; earnings and compensation, fees and benefits. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the Guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard, as required by the FDI Act. The final rule establishes deadlines for the submission and review of such safety and soundness compliance plans when such plans are required.

Federal Home Loan Bank System

The Bank is a member of the FHLB System, which consists of 12 regional FHLBs. The FHLB provides a central credit facility primarily for member institutions. The Bank, as a member of the FHLB of Chicago, is required to acquire and hold shares of capital stock in that FHLB in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the FHLB-Chicago, whichever is greater. At December 31, 2001, the Bank was in compliance with this requirement, with an investment in FHLB of Chicago stock of $132.1 million. FHLB of Chicago advances must be secured by specified types of collateral and may be obtained primarily for the purpose of providing funds for residential housing finance.

The FHLBs are required to provide funds to cover certain obligations on bonds issued to fund the resolution of insolvent thrifts and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the FHLBs pay to their members and could also result in the FHLBs imposing a higher rate of interest on advances to their members. For theyears ended December 31, 2001, 2000, and 1999, dividends from the FHLB of Chicago to the Bank amounted to $6.7 million, $6.1 million, and $3.9 million, respectively. If FHLB dividends were reduced, or interest on future FHLB advances increased, the Bank's net interest income might also be reduced.

Federal Reserve System

The Federal Reserve Board regulations require savings institutions to maintain non-interest earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The Federal Reserve Board regulations generally require that reserves be maintained against aggregate transaction accounts as follows: for accounts aggregating $41.3 million or less (subject to adjustment by the Federal Reserve Board) the reserve requirement is 3%; and for accounts greater than $41.3 million, the reserve requirement is currently $1,239,000 plus 10% (subject to adjustment by the Federal

Reserve Board between 8% and 14%) against that portion of total transaction accounts in excess of $41.3 million, as the first $5.7 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The Bank is in compliance with the foregoing requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements imposed by the OTS.

Executive Officers of the Registrant

The executive officers of the Company are listed below.

Name	Age	Position(s) Held
Allen H. Koranda	55	Chairman of the Board and Chief Executive Officer of the Company and the Bank
Kenneth Koranda	52	President and Director of the Company and the Bank
David C. Burba	54	Executive Vice President and Director of the Company and the Bank
Jerry A. Weberling	50	Executive Vice President, Chief Financial Officer and Director of the Company and the Bank
Gerard J. Buccino	40	Senior Vice President of the Company and the Bank
William Haider	50	Senior Vice President of the Company and the Bank; President of NW Financial and MAFD
Michael J. Janssen	42	Senior Vice President of the Company and the Bank
David W. Kohlsaat	47	Senior Vice President of the Company and the Bank
Thomas Miers	50	Senior Vice President of the Company and the Bank
Kenneth Rusdal	60	Senior Vice President of the Company and the Bank
Sharon Wheeler	49	Senior Vice President of the Company and the Bank
Christine Roberg	50	First Vice President and Controller of the Company and the Bank

Biographical Information

Set forth below is certain information with respect to executive officers of the Company and the Bank. Unless otherwise indicated, the principal occupation listed for each person below has been their principal occupation for the past five years.

Allen H. Koranda has been Chairman of the Board and Chief Executive Officer of the Company since August, 1989, and of the Bank since May, 1984. He joined the Bank in 1972. He is also Senior Vice President and a director of Mid America Investments. Mr. Koranda holds Bachelor of Arts and Juris Doctor degrees from Northwestern University. Mr. Koranda is the brother of Kenneth Koranda.

Kenneth Koranda has been President of the Company since August, 1989, and of the Bank since July 1984. He joined the Bank in 1972. He is also Chairman of Mid America Investments. Mr. Koranda holds a Bachelor of Arts degree from Stanford University and a Juris Doctor degree from Northwestern University. Mr. Koranda is the brother of Allen Koranda.

David C. Burba joined the Company as Executive Vice President on January 1, 1999 in conjunction with the acquisition of Westco. He had previously served as Chairman of the Board and President of Westco since 1992 and President of First Federal Savings and Loan of Westchester since 1978. Mr. Burba holds a Bachelor of Arts degree from Carthage College.

Jerry A. Weberling has been Executive Vice President and Chief Financial Officer of the Company and the Bank since July 1993. He joined the Bank in 1984. He is a certified public accountant. Mr. Weberling holds a Bachelor of Science degree from Northern Illinois University.

Gerard J. Buccino has been Senior Vice President – Risk Management of the Company and the Bank since July 2000. Prior to that he was Senior Vice President and Controller of the Company and the Bank since July 1996. He joined the Bank in 1990. He is a certified public accountant. Mr. Buccino holds a Bachelor of Science degree from Marquette University and a Master of Business Administration degree from the University of Chicago Graduate School of Business.

William Haider has been Senior Vice President of the Company and the Bank since July 1996. Prior to that he was Vice President of the Company since April 1993. He joined the Bank in 1984. He is President of MAFD and NW Financial, managing the real estate development activities of the Company. Mr. Haider holds a Bachelor of Science degree from Southern Illinois University.

Michael J. Janssen has been Senior Vice President - Investor Relations and Taxation of the Company and the Bank since July 1996. He joined the Bank in 1989. He is a certified public accountant. Mr. Janssen holds a Bachelor of Business Administration degree from the University of Notre Dame, and a Master of Science in Taxation degree from DePaul University.

David W. Kohlsaat has been Senior Vice President - Administration since July 1996. Prior to that he was First Vice President - Administration of the Company from July 1993 to July 1996, and is responsible for retail deposit administration and human resources. He joined the Bank in 1976. Mr. Kohlsaat holds a Bachelor of Science degree from Southern Methodist University.

Thomas Miers has been Senior Vice President of the Company since April 1993 and Senior Vice President-Retail Banking of the Bank since January 1992. He joined the Bank in 1979. Mr. Miers holds a Bachelor of Science degree from George Williams College.

Kenneth Rusdal has been Senior Vice President of the Company since April 1993 and Senior Vice President-Operations and Information Systems since January 1992. He joined the Bank in 1987.

Sharon Wheeler has been Senior Vice President of the Company since April 1993 and has been Senior Vice President - Residential Lending of the Bank since July 1986. She joined the Bank in 1971.

Christine Roberg has been First Vice President and Controller of the Company and the Bank since July 2000. Prior to that time, she was Assistant Controller since July 1992. She joined the Bank in 1980. She is a certified public accountant. Ms. Roberg holds a Bachelor of Arts degree from Benedictine University and a Master of Business Administration degree from Northern Illinois University.

Employees

The Bank employs a total of 1,241 full time equivalent employees as of December 31, 2001. Management considers its relationship with its employees to be excellent.

Item 2. Properties

The Company's business is conducted through 32 retail banking offices, including the Company's executive office location in Clarendon Hills, Illinois, and two loan processing and servicing centers located in Naperville, Illinois, which the Bank leases. The Bank has its own data processing equipment that consists primarily of mainframe hardware, network servers, personal computers and ATMs. At December 31, 2001, the data processing equipment has a net book value of $4.6 million.

At December 31, 2001, the Bank owns the buildings and land for 21 of its bank branch offices and owned the buildings but leased the land for two of its bank branch offices. The properties related to the bank branch offices owned by the Bank had a depreciated cost of approximately $29.0 million at December 31, 2001. The Bank leases the remaining nine bank branch offices, all of which are well maintained. At December 31, 2001, the aggregate net book value of leasehold improvements associated with leased bank branch facilities was $7.2 million. See Note 10 in "Item 8. Financial Statement and Supplementary Data."

The Bank, as the successor to Mid Town, leases a portion of a commercial and residential building consisting of approximately 30,789 square feet on a triple net lease basis. The term of the lease is set to expire on June 30, 2024. The property is beneficially-owned by a limited partnership in which the former Chief Executive Officer of Mid Town, who is a current director of the Bank has a limited partnership interest. The Company has incurred rental expense on this property of $29,800 since the acquisition date.

Item 3. Legal Proceedings

There are various actions pending against the Company or its subsidiaries in the normal course of business but in the opinion of management, these actions are unlikely, individually or in the aggregate, to have a material adverse effect on the Company's financial statements.

Item 4. Submission of Matters to a Vote of Security Holders None.

PART II

Item 5. Market for the Registrant's Common Stock and Related Stockholders Matters

The Company's common stock trades on the Nasdaq Stock Market under the symbol "MAFB." As of March 8, 2002, the Company had 1,874 shareholders of record. The table below shows the reported high and low sales prices of the common stock during the periods indicated as well as the period end closing sales prices.

	December 31, 2001				December 31, 2000			
	High	Low	Close	Dividend	High	Low	Close	Dividend
First Quarter	$ 29.00	24.81	27.38	.10	21.00	15.50	16.19	.09
Second Quarter	31.25	25.69	30.70	.12	19.94	15.50	18.19	.10
Third Quarter	32.73	24.30	28.66	.12	25.00	17.88	24.88	.10
Fourth Quarter	30.25	26.10	29.50	.12	30.00	20.50	28.44	.10

The Company declared $0.46 per share in dividends during the year ended December 31, 2001, and $0.39 per share in dividends for the year ended December 31, 2000. The Company's ability to pay cash dividends primarily depends on cash dividends received from the Bank. Dividend payments from the Bank are subject to various regulatory restrictions. See "Item 1. Business - Regulation and Supervision - Federal Savings Institution Regulation - Limitation on Capital Distributions."

Item 6. Selected Financial Data

The following table sets forth certain summary consolidated financial data at or for the periods indicated. This information should be read in conjunction with the Consolidated Financial Statements and notes thereto included herein. See "Item 8. Financial Statements and Supplementary Data."

	December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands, except per share data)				
Selected Financial Data:					
Total assets	$ 5,595,039	5,195,588	4,658,065	4,121,087	3,457,664
Loans receivable, net	4,447,575	4,328,114	3,884,569	3,319,076	2,707,127
Mortgage-backed securities	142,158	104,385	133,954	183,603	283,008
Interest-bearing deposits	29,367	53,392	51,306	24,564	57,197
Federal funds sold	112,765	139,268	35,013	79,140	50,000
Investment securities	487,542	271,902	281,129	260,945	177,803
Real estate held for development or sale	12,993	12,718	15,889	25,134	31,197
Deposits	3,557,997	2,974,213	2,699,242	2,656,872	2,337,013
Borrowed funds	1,470,500	1,728,900	1,526,363	1,034,500	770,013
Subordinated capital notes, net	-	-	-	-	26,779
Stockholders' equity	435,873	387,729	352,921	344,996	263,411
Book value per share	18.97	16.78	14.76	13.81	11.70
Tangible book value per share[1]	14.37	13.80	12.20	11.32	10.31

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands, except per share data)				
Selected Operating Data:					
Interest income	$ 345,736	343,103	285,092	247,263	238,987
Interest expense	214,489	217,173	168,401	150,575	145,216
Net interest income	131,247	125,930	116,691	96,688	93,771
Provision for loan losses	-	1,500	1,100	800	1,150
Net interest income after provision for loan losses	131,247	124,430	115,591	95,888	92,621
Non-interest income:					
Gain on sale of loans receivable and mortgage-backed securities	8,689	408	2,583	3,204	432
Gain on sale of investment securities	879	256	1,776	816	404
Gain on sale of loan servicing rights	-	4,442	-	-	-
Income from real estate operations	11,484	9,536	9,630	4,517	6,876
Deposit account service charges	16,535	12,715	10,200	8,626	7,217
Loan servicing fee income (expense)	(371)	1,686	1,761	1,400	2,278
Valuation (allowance) recovery of mortgage servicing rights	(904)	-	900	(1,269)	-
Other	10,806	8,400	7,994	8,256	5,438
Total non-interest income	47,118	37,443	34,844	25,550	22,645
Non-interest expense:					
Compensation and benefits	48,221	41,197	37,845	34,494	30,472
Office occupancy and equipment	9,011	8,124	7,274	6,645	6,203
Advertising and promotion	4,355	3,569	3,149	2,281	2,737
Amortization of intangible assets	4,578	4,475	3,884	2,411	2,637
Other	17,259	15,638	15,528	13,112	12,562
Total non-interest expense	83,424	73,003	67,680	58,943	54,611
Income before income taxes and extraordinary item	94,941	88,870	82,755	62,495	60,655
Income taxes	35,466	32,311	31,210	23,793	22,707
Income before extraordinary item	59,475	56,559	51,545	38,702	37,948
Extraordinary item [2]	-	-	-	(456)	-
Net income	$ 59,475	56,559	51,545	38,246	37,948
Basic earnings per share	$ 2.62	2.43	2.13	1.70	1.64
Diluted earnings per share	$ 2.56	2.40	2.07	1.65	1.59

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands, except per share data)				
Selected Financial Ratios and Other Data:					
Return on average assets	1.14%	1.14%	1.20%	1.07%	1.14%
Return on average equity	14.82	15.57	14.98	13.87	14.69
Average stockholders' equity to average assets	7.70	7.34	8.03	7.73	7.79
Stockholders' equity to total assets	7.79	7.46	7.58	8.37	7.62
Tangible and core capital to total assets (Bank only)	6.44	6.32	6.32	6.67	6.88
Risk-based capital ratio (Bank only)	11.31	11.98	12.32	13.42	14.34
Interest rate spread during period	2.22	2.30	2.52	2.47	2.62
Net yield on average interest-earning assets	2.64	2.68	2.88	2.85	2.98
Average interest-earning assets to average interest-bearing liabilities	109.62	108.10	108.56	108.62	107.99
Non-interest expense to average assets	1.60	1.48	1.58	1.65	1.65
Non-interest expense to average assets and average loans serviced for others	1.33	1.22	1.25	1.28	1.26
Efficiency ratio	47.00	44.56	45.19	48.54	47.07
Ratio of earnings to fixed charges:					
Including interest on deposits	1.44x	1.41x	1.48x	1.41x	1.41x
Excluding interest on deposits	2.00x	1.86x	2.18x	2.11x	2.26x
Non-performing loans to total loans	.45%	.39	.40	.43	.39
Non-performing assets to total assets	.37	.36	.50	.54	.32
Cumulative one-year gap	(3.57)	(5.18)	(11.47)	(4.23)	(.80)
Number of deposit accounts	377,015	339,340	314,396	305,411	275,055
Mortgage loans serviced for others	$1,401,607	785,350	1,226,874	1,065,126	997,204
Loan originations and purchases	2,827,594	1,484,220	1,711,337	1,754,009	1,091,824
Retail banking offices	32	27	25	24	22
Stock Price and Dividend Information:					
High	$ 32.73	30.00	27.50	29.25	24.46
Low	24.30	15.50	18.88	18.75	14.78
Close	29.50	28.44	20.94	26.50	23.58
Cash dividends declared per share	.46	.39	.34	.257	.18
Dividend payout ratio	17.56%	16.05%	15.96%	15.12%	10.98%

(1) In computing tangible book value per share, the Company excludes goodwill and core deposit intangible assets from stockholders' equity.

(2) The extraordinary item in the year ended December 31, 1998 represent charges for the early extinguishment of debt, net of tax benefits.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview and Outlook

The Company attained record earnings of $2.56 per diluted share in 2001 despite volatile interest rates, an economic slowdown, and the attacks on the U.S. in September 2001. The Federal Reserve Board cut the federal funds rate a record 11 times during 2001, leading to some of the lowest short-term interest rates in decades, and dramatically changing the slope of the Treasury yield curve. The Company remained focused on its core businesses in 2001, namely attracting deposits, originating mortgage loans, and enhancing its earnings stream with increased fee income. Highlights for 2001 are as follows.

- The Company completed its acquisition of Mid Town in November 2001. Mid Town, with $307 million in assets, and $270 in deposits added 4 branches within the city of Chicago limits, complementing locations from previous acquisitions, as well as allowing the Bank to enter lakefront markets on Chicago's north side.

- The Bank originated a record $2.8 billion in mortgage loans in response to a dramatic increase in refinance activity due to a decline in long-term interest rates in the second half of the year. The long-term rates initially fell due to the slowing U.S. economy and continued to fall after the attacks on the U.S. in September 2001.

- The record loan production was nearly 70% fixed-rate, or $1.7 billion, which led to the Bank selling a record $1.02 billion of mortgage loans into the secondary market as part of its long-term strategy of managing its interest-rate risk by selling long-term fixed rate mortgages. Sales netted a profit of $8.7 million in 2001, compared to $1.1 million in 2000.

- Through a 21.8% increase in the number of checking accounts, the Bank increased fee income by 30.0% to $16.5 million in 2001.

- Despite a slowing U.S. economy, the housing market remained relatively firm during 2001, and the Company's land development operations posted record earnings of $11.5 million in 2001, primarily from income from the Company's Tallgrass of Naperville residential project.

Given the current state of the U.S. economy, and expected economic recovery in the second half of 2002, and assuming the current interest rate environment continues, the Company expects modest increases in loans receivable and improved net interest margin over the balance of the year. Based on this, coupled with expected continued strong results from its real estate development operations, and giving effect to full cost-savings benefits relating to Mid Town for the remainder of the year, the Company is currently projecting results for 2002 in the range of $3.00-$3.05 per diluted share.

Acquisitions and Expansion Activity

The Company's acquisitions and branch purchases during the past three years are listed as follows:

Selling Entity	Transaction	Date Completed	Deposits	Loans	Intangibles Recorded
				(In thousands)	
Mid Town Bancorp	Acquisition	November 2001	$ 270,318	210,020	41,384
M&I Bank, FSB	Branch purchases	April 2000	89,800	5,292	12,139
Northern Trust Company	Branch purchase	September 1999	22,200	399	3,057

As it has in recent years, the Company expects to continue to search for and evaluate potential acquisition opportunities that will enhance franchise value and may periodically be presented with opportunities to acquire other institutions, branches or deposits in the market it serves, or which allow the Company to expand outside its current primary market areas of DuPage County and the City of Chicago. Management intends to review acquisition opportunities across a variety of parameters, including the potential impact on its financial condition as well as its financial performance in the future. It is anticipated that future acquisitions, if any, will likely be valued at a premium to book value, and many times at a premium to current market value. As such, management anticipates that acquisitions made by the Company may include some book value per share dilution and earnings per share dilution for the Company's shareholders depending on the Company's success in integrating the operations of businesses acquired and the level of cost savings and revenue enhancements that may be achieved.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America, and are more fully described in Note 1 of the consolidated financial statements found in "Item 8. Financial Statements and Supplementary Data." The preparation of these consolidated financial statements require that management make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expense, as well as related disclosures of contingencies. These estimates are based on historical experience, terms of existing contracts, market trends, and other information available to management. The Company believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity.

Allowance for loan losses. The allowance for loan losses is established through a provision for loan losses that reduces net interest income to provide a reserve against estimated losses in the Bank's loans receivable portfolio. The allowance for loan losses reflects management's estimate of the reserves needed to cover probable losses inherent in the Bank's loan portfolio. In determining an adequate level of loss reserves, management periodically evaluates the adequacy of the allowance based on the Bank's past loan loss experience, known and inherent risks in the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and current economic conditions.

Valuation of mortgage servicing rights. The Bank capitalizes the estimated value of mortgage servicing rights upon the sale of loans. The Bank's estimated value takes into consideration contractually known amounts, such as loan balance, term, contract rate, and whether the customer escrows funds with the Bank for the payment of taxes and insurance. These estimates are impacted by loan prepayment speeds, earnings on escrow funds, as well as the discount rate used to present value the cash flow stream. Subsequent to the establishment of this asset, management reviews the fair value of mortgage servicing rights on a quarterly basis. Changes in these estimates impact fair value, and could require the Bank to record a valuation allowance, as it did for $904,000 in 2001. Should estimates assumed by management regarding future prepayment speeds on the underlying loans supporting the mortgage servicing rights prove to be incorrect, additional valuation allowances could occur, or contrarily, valuation allowances could be recovered if estimates increase the fair value of mortgage servicing rights.

Real estate held for development. Profits from lot sales in the Company's real estate developments are based on cash received less the cost of sales per lot that usually includes an estimate of future costs to be incurred. This is especially true at the outset of a project, where few actual costs have been incurred. The estimate of total project costs is reviewed on a quarterly basis by project management. Estimates are subject to change for various reasons, including the length of the project, changes in rules or requirements of the communities where the projects reside, soil and weather conditions, as well as the general level of inflation. Changes in future estimated costs are recognized in the period of change as either a charge or an addition to income from real estate operations.

Net Income

Net income for the Company was $59.5 million, or $2.56 per diluted share ($2.62 per basic share) for the year ended December 31, 2001, an increase of 6.7% over the prior year's net income of $56.6 million, or $2.40 per diluted share ($2.43 per basic share) and $51.5 million, or $2.07 per diluted share ($2.13 per basic share) for the year ended December 31, 1999. Earnings for 2000 include a $4.4 million pre-tax gain, or $.11 per diluted share, related to the bulk sale of mortgage servicing rights. Excluding this gain, diluted earnings per share for 2001 grew 12% over 2000.

Net Interest Income

Net interest income is the principal source of earnings for the Company, and consists of interest income on loans receivable and mortgage-backed and investment securities, offset by interest expense on deposits and borrowed funds. Net interest income fluctuates due to a variety of reasons, most notably due to the size of the balance sheet, changes in interest rates, and to a lesser extent asset quality. The Company seeks to increase net interest income without materially mismatching maturities of the interest-earning assets it invests in compared to the interest-bearing liabilities that fund such investments.

Generally, the Bank is able to increase net interest income at a faster pace when the spread between short-term and long-term interest rates is positive, due to funding costs being more directly tied to shorter-term rates, while loans are tied to intermediate to longer-term rates. During 2001, the U.S. Treasury yield curve went through a dramatic change from 2000 in both the general level of interest rates and the spread between short term and long-term interest rates. In 2000, the Bank operated in an interest rate environment that had shrinking to negative spreads between short and long-term interest rates, which put pressure on its cost of funds, and narrowed spreads on ARM loans. By the end of 2000, the U.S. Treasury yield curve was inverted between the 6-month Treasury bill and 10-year Treasury Note by 68 basis points. Beginning in early 2001, with the slowing of the U.S. economy, the Federal Reserve Board began aggressively lowering its target federal funds rate in an effort to stimulate the economy. These cuts were exacerbated by the attacks on the U.S. in September 2001. By the end of 2001, the slope in the U.S. Treasury yield curve between the 6-month Treasury bill and 10-year Treasury Note was 327 basis points. The impact on the Bank's net interest income in 2001 was a combination of a decrease in the cost of core deposits, such as passbooks, money markets, and NOW accounts, the downward repricing of maturing certificates of deposits, the downward repricing of ARM loans, as well as shift in loan origination activity towards long-term fixed rate mortgages. Loan prepayments and sales soared with the drop in mortgage rates, and slowed the growth of the bank's loan portfolio. However, the deposit inflows, coupled with the slower loan growth, allowed the Bank to reduce its reliance on higher cost advances from the FHLB of Chicago. The overall impact of these effects was a relatively flat net interest margin for 2001, when compared to 2000.

Average Balance Sheets

The following table sets forth certain information relating to the Company's consolidated statements of financial condition and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense, on a tax equivalent basis, by the average balance of assets or liabilities. Average balances are derived from average daily balances, and include non-performing loans. The yield/cost at December 31, 2001 includes fees which are considered adjustments to yield.

	Year Ended December 31,									At December 31,	
	2001			2000			1999			2001	
	Balance	Interest	Average Yield/ Cost	Balance	Interest	Average Yield/ Cost	Balance	Interest	Average Yield/ Cost	Balance	Yield/ Cost
	(Dollars in thousands)										
Assets:											
Interest-earning assets:											
Loans receivable	$ 4,319,795	307,780	7.12%	$ 4,164,443	304,349	7.31%	$3,565,375	253,499	7.11%	$4,467,182	6.93%
Mortgage-backed securities	123,616	7,229	5.85	118,200	7,957	6.73	151,119	9,433	6.24	142,158	5.64
Investment securities [1]	377,164	22,960	6.09	274,021	19,782	7.22	265,011	16,551	6.25	487,542	4.94
Interest-bearing deposits	39,139	1,914	4.89	33,212	2,459	7.40	27,969	1,961	7.01	29,367	2.06
Federal funds sold	115,564	6,133	5.31	115,857	8,704	7.51	51,860	3,796	7.32	112,765	1.68
Total interest-earning assets	4,975,278	346,016	6.95	4,705,733	343,251	7.29	4,061,334	285,240	7.02	5,239,014	6.57
Non-interest earning assets	239,197			242,499			222,357			356,025	
Total assets	$ 5,214,475			$ 4,948,232			$4,283,691			$5,595,039	
Liabilities and stockholders' equity:											
Interest-bearing liabilities:											
Deposits	2,958,748	120,664	4.09	2,701,476	115,509	4.26	2,553,732	99,665	3.90	3,308,717	3.26%
Borrowed funds	1,580,106	93,825	5.94	1,651,852	101,664	6.15	1,187,262	68,736	5.79	1,470,500	5.63
Total interest-bearing liabilities	4,538,854	214,489	4.73	4,353,328	217,173	4.98	3,740,994	168,401	4.50	4,779,217	3.99
Non-interest bearing deposits	163,990			131,807			112,760			249,280	
Other liabilities	110,333			99,886			85,831			130,669	
Total liabilities	4,813,177			4,585,021			3,939,585			5,159,166	
Stockholders' equity	401,298			363,211			344,106			435,873	
Liabilities and stockholders' equity	$ 5,214,475			$ 4,948,232			$4,283,691			$5,595,039	
Net interest income/interest rate spread		$ 131,527	2.22%		$ 126,078	2.30%		$116,839	2.52%		2.58%
Net earning assets/net yield on average interest-earning assets	$ 436,424		2.64%	$ 352,405		2.68%	$ 320,340		2.88%	$ 459,797	
Ratio of interest-earning assets to interest-bearing liabilities		109.62%			108.10%			108.56%		109.62%	

[1] Includes average balances of $106.9 million, $81.0 million and $57.7 million stock in Federal Home Loan Bank of Chicago for the years ended December 31, 2001, 2000 and 1999, respectively. At December 31, 2001, the Bank owned $132.1 million of FHLB stock. Income on a tax equivalent basis is computed assuming an effective tax rate of approximately 40%.

Rate/Volume Analysis

The table below describes the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Bank's interest income and interest expense on a fully taxable equivalent basis during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rates multiplied by prior volume), and (iii) the net change. Changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended December 31, 2001 vs. 2000			Year Ended December 31, 2000 vs. 1999		
	Total Change	Change Due To Volume	Change Due To Rate	Total Change	Change Due To Volume	Change Due To Rate
	(In thousands)					
Interest-earning assets:						
Loans receivable	$ 3,431	11,183	(7,752)	50,850	43,613	7,237
Mortgage-backed securities	(728)	352	(1,080)	(1,476)	(2,173)	697
Investment securities	3,178	6,622	(3,444)	3,231	579	2,652
Interest-bearing deposits	(545)	388	(933)	498	384	114
Federal funds sold	(2,571)	(22)	(2,549)	4,908	4,805	103
Total interest income	2,765	18,523	(15,758)	58,011	47,208	10,803
Interest-bearing liabilities:						
Deposits	5,155	10,204	(5,049)	15,844	5,974	9,870
Borrowed funds	(7,839)	(4,330)	(3,509)	32,928	28,358	4,570
Total interest expense	(2,684)	5,874	(8,558)	48,772	34,332	14,440
Net change	$ 5,449	12,649	(7,200)	9,239	12,876	(3,637)

Net interest income before the provision for loan losses was $131.2 million in 2001, $125.9 million in 2000 and $116.7 million in 1999. The net interest margin (net interest income divided by average interest-earning assets) for the same periods was 2.64%, 2.68%, and 2.88%, respectively.

Interest income on loans receivable increased $3.4 million in 2001 to $307.8 million when compared to 2000. In 2001, the 19 basis point decline in the average yield on loans receivable was offset by a $155.4 million increase in the average balance of loans receivable. This growth rate in loans receivable was below the levels recorded in recent years, due to heavy refinance activity during the second half of 2001, as prepayments and sales of fixed-rate loans both increased dramatically. The decline in average yield was due in part to these same prepayments, as well as the downward repricing of ARM loans during the year. During 2000, loan income increased $50.9 million, to $304.3 million, as average balances increased $599.1 million, and the average yield on loans increased 20 basis points. Loan growth in 2000 was attributable to higher overall interest rates leading to more ARM loan originations that the Bank held in portfolio.

Interest income from mortgage-backed securities decreased in 2001 to $7.2 million, from $8.0 million in 2000, and $9.4 million in 1999. The decline in mortgage-backed securities income is primarily due to the decline in the average yield, as many of the Bank's investments are in shorter-term, adjustable-rate securities, which repriced downward in 2001 due to sharply falling short-term interest rates. The Bank purchased $62.1 million in mortgage-backed securities in late 2001, to invest funds received from heavy prepayments and sales of fixed-rate originations. In previous years, when loan originations and lower prepayments allowed for growth in the Bank's loan portfolio, fewer funds were allocated to the purchase of mortgage-backed securities.

Interest income from investment securities increased $3.0 million, or 15.5% in 2001 to $22.7 million, while increasing $3.2 million, or 19.7% in 2000 and $3.0, or 21.9% million in 1999. In 2001, the average balance of investments grew by $103.1 million in response to heavy loan prepayments and sales leading to higher available levels of cash. The Bank deployed this cash into investment securities such as corporate debt securities, Bank trust preferred securities, preferred stock, and asset-backed securities, as well as investment in the stock in the FHLB of Chicago. The average yield on investment securities declined 113 basis points during 2001. During 2000, the increase in income compared to 1999 was primarily due to increases in the investment in FHLB stock.

Interest income from federal funds sold and interest-bearing deposits decreased $3.1 million in 2001 to $8.0 million, while increasing $5.4 million in 2000, from $5.8 million in 1999. The average balance of liquid investments were $154.7 million, $149.1 million and $79.8 million in 2001, 2000 and 1999, respectively. The decline in 2001 is primarily due to lower short-term interest rates as a result of decreases in the federal funds rate, while in 2000 the increase in income was predominately due to higher average balances of liquidity.

Interest expense on deposits increased by $5.2 million to $120.7 million in 2001, due to an increase in average balances of $257.3 million, offset by a decrease in the average cost of deposits of 17 basis points. The Bank experienced strong deposit inflows during 2001, even in the wake of falling interest rates, as consumers looked for safer investments in response to a weak stock market, and the uncertainty of world events. The decline in the average cost of deposits was due to the maturing of higher coupon certificates of deposits, as well as a decrease in the rates paid on the Banks core deposits. In 2000, when interest rates were generally rising, the average cost of deposits rose 38 basis points, while average deposits grew $147.7 million to $2.70 billion, of which $89.8 million was attributable to branch acquisitions. Higher costs were generally attributable to certificates of deposits, as well as a new higher rate money market product offered. Interest expense on deposits grew $15.8 million to $115.5 million in 2000 compared to $99.7 million in 1999.

Interest expense on borrowed funds decreased $7.8 million to $93.8 million in 2001, while increasing $32.9 million in 2000 to $101.7 million, compared to $68.7 million in 1999. Average borrowings decreased $71.7 million in 2001, while the average cost declined 21 basis points. The decline in average balance is due to slower loan growth, as well as deposit inflows, which both allowed the Bank to repay, instead of refinancing, certain maturing FHLB of Chicago advances throughout 2001. In 2000, the average balance of borrowings increased $464.6 million in conjunction with the Bank increasing its loans receivable portfolio.

The low interest rate environment, coupled with the current positive slope in the Treasury yield curve, is expected to have a modest improved impact on the Bank's net interest margin during 2002. Although short-term rates are not expected to decline further, maturing certificates of deposit continue to reprice lower, as well as maturing advances from the FHLB of Chicago. Additionally, management expects moderate loan growth in 2002, as customers are expected to slowly move toward ARM loans. Management anticipates that this loan growth will be at more favorable net interest spreads than in past years.

Provision for loan losses

A provision for loan losses is recorded as necessary to maintain a loan loss reserve management considers adequate to provide coverage for probable losses inherent in the Bank's loan portfolio. The Company recorded a provision for loan losses of $-0- in 2001, compared to $1.5 million in 2000, and $1.1 million in 1999. Net charge-offs were $59,000, $518,000 and $594,000 in 2001, 2000 and 1999, respectively. In evaluating the adequacy of the allowance for loan losses and determining, if any, the related provision for loan losses, management considers: (1) subjective factors, including local and general economic business factors and trends, portfolio concentrations and changes in the size and/or general terms of the loan portfolio, (2) historical loss experience, which has ranged from 0 to 14 basis points as a percentage of outstanding loans over the past five years, and (3) specific allocations based upon probable losses identified during the review of the portfolio. At December 31, 2001, the Bank's allowance for loan losses was $19.6 million, or 100.8% of non-performing loans and .45% of total loans, compared to $18.3 million, or 109.3% of non-performing loans and .42% of total loans at December 31, 2000. The Bank added $1.4 million to its loan loss reserve with the acquisition of Mid Town.

Non-interest income

Non-interest income is another significant source of revenue for the Company. It consists of fees earned on products and services, gains and losses from asset sale activity and income from real estate operations. Although changes in interest rates can have an impact on revenues from these sources, the impact is generally less than the impact on net interest income. Non-interest income was $47.1 million, $37.4 million, and $34.8 million for the years ended December 31, 2001, 2000 and 1999, respectively.

The table below shows the composition of non-interest income for the periods indicated.

	Year Ended December 31,			Percentage Increase (Decrease)	
	2001	2000	1999	2001	2000
	(In thousands)				
Gain (loss) on sale of assets:					
Loans receivable	$ 8,691	1,108	2,583	684.4%	(57.1)%
Mortgage-backed securities	(2)	(700)	-	99.7	(100.0)
Investment securities	879	256	1,776	243.4	(85.6)
Foreclosed real estate	347	258	(57)	34.5	N/A
Loan servicing rights	-	4,442	-	(100.0)	100.0
Income from real estate operations	11,484	9,536	9,630	21.3	(1.0)
Total gain on sale of assets and income From real estate operations	21,399	14,900	13,932	43.6	6.9
Deposit account service charges	16,535	12,715	10,200	30.0	24.7
Brokerage commissions	2,371	2,322	2,566	2.1	(9.5)
Mortgage loan related fees	2,950	1,738	2,040	69.7	(14.8)
Loan servicing fee income (expense)	(371)	1,686	1,761	N/A	(4.3)
Valuation (allowance) recovery of mortgage servicing rights	(904)	-	900	(100.0)	(100.0)
Bank owned life insurance	1,440	1,320	1,210	9.1	9.1
Insurance commissions	596	594	527	0.3	12.7
Safe deposit box fees	476	446	405	6.7	10.1
Title agency fees	541	97	208	457.7	(53.4)
Real estate owned operations, net	(166)	(246)	(216)	32.5	(13.9)
Other	2,251	1,871	1,311	41.9	29.6
	$ 47,118	37,443	34,844	25.8%	7.5%

Gain on sale of loans and mortgage-backed securities. The Bank recorded a net gain on the sale of loans receivable of $8.7 million in 2001, compared to $1.1 million in 2000, and $2.6 million in 1999. Loan sales were $1.02 billion, $335.7 million, and $402.9 million, in 2001, 2000, and 1999, respectively. Sales in the current year were driven by the high level of fixed-rate loan originations made due to falling interest rates. The Company believes that during 2002, interest rates will stabilize, decreasing the percentage of long-term fixed rate loan originations, thereby reducing sales volumes and gains in 2002 compared to the amounts recorded in 2001. The $700,000 loss on mortgage-backed securities in 2000 is the result of a sale of a $9.3 million floating rate CMO which was more appropriate for a positively sloped yield curve environment. The security was sold to redeploy the proceeds into higher yielding assets.

Gains and losses on loans receivable include gains and losses from the sale of loans originated by the Bank and swapped into mortgage-backed securities prior to sale. The Bank swapped and sold $76.7 million in 2001 compared to $9.3 million in 2000, and $62.6 million in 1999. The decision to sell swaps versus whole loans to FNMA or FHLMC is based primarily on price differences at the time of sale, and sales are executed in the manner that maximizes profit to the Bank. The Bank has generally held few of these mortgage-backed securities relating to loans that it originated and swapped in its portfolio.

Gain on sale of investment securities. The Company had net gains on the sale of investment securities of $879,000 in 2001, compared to $256,000 in 2000, and $1.8 million in 1999. Net gains in these periods have been generated primarily from the sale of equity securities. During 2001, the gains generated were from the sales of equity and corporate debt securities. During 2000 management elected to sell portions of its equity holdings in light of market conditions, as well as generate funds for its stock buyback program.

Income from real estate operations. Income from real estate operations was $11.5 million in 2001, $9.5 million in 2000 and $9.6 million in 1999, related to the projects shown below:

	Year Ended December 31,					
	2001		2000		1999	
	Lots Sold	Income (Loss)	Lots Sold	Income (Loss)	Lots Sold	Income (Loss)
	(Dollars in thousands)					
Tallgrass of Naperville	205	$10,712	306	$ 8,699	252	$ 3,457
Woodbridge	–	501	–	418	–	5,163
Hannaford Farm	–	271	–	–	–	–
Reigate Woods	–	–	10	210	11	509
Harmony Grove	–	–	–	104	7	479
Creekside of Remington	–	–	75	105	42	172
Ashbury	–	–	–	–	–	(150)
	205	$11,484	391	$ 9,536	312	$ 9,630

The 951-lot Tallgrass of Naperville project concluded its third straight year of solid lot sales, with 205 lots sales generating $10.7 million in income for 2001. Average profit margins on sales in this project have steadily increased since 1999 due to the high demand for lots in this area driving up lot prices, while construction costs have remained stable compared to original estimates. To date, 783 lots have been sold, and an additional 78 lots are under contract at December 31, 2001. Tallgrass also has 12.8 acres of commercially-zoned land, as well as 19.3 acres zoned multi-family. Management currently expects continued strong lot sales in Tallgrass during 2002, and, including the expected bulk sales of the commercial and multi-family acreage, expects pre-tax income from real estate development in the range of $10.0-$12.0 million.

In 2001, the Bank sold its final two commercial parcels in the Woodbridge subdivision. One parcel was sold to the Bank, with no profit recognized, that will be used for a future branch site in 2003. Profits in 2000 and 1999 also represent sales of commercial properties in Woodbridge. The $271,000 profit recognized in the Hannaford Farm project represents a gain from the sale of undeveloped land after the Company decided not to develop this parcel into residential lots when it did not get the desired zoning for this project. The Reigate Woods, Harmony Grove, Creekside of Remington and Ashbury projects were all completed in previous years.

Deposit account service charges. Deposit account service charges increased to $16.5 million in 2001, compared to $12.7 million in 2000, and $10.2 million in 1999. The primary source of these fees is from checking account charges for non-sufficient funds, service charges, sustained overdraft fees, debit card usage, and automated teller machine services. Increases are a function of a higher number of checking accounts, new fees charged for services, as well as increases in existing fee schedules. The number of checking accounts maintained by the Bank was 128,500 (exclusive of Mid Town), 116,000 and 103,000 at December 31, 2001, 2000, and 1999, respectively. Based on the addition of approximately 12,000 checking accounts from the Mid Town acquisition, as well as fee increases instituted by the Bank as of January 1, 2002, management anticipates that deposit account service charges will grow by 30% to 35% in 2002.

Brokerage commissions. Through the Bank's affiliation with INVEST, the Bank offers non-traditional investment products to its customers such as mutual funds, annuities and other brokerage services. Commission revenue increased slightly to $2.4 million in 2001, compared to $2.3 million in 2000, and $2.6 million in 1999. Flat revenues in 2001 are attributable to less than favorable equity markets and consumer desire for less risky investments, especially in the wake of the terrorist attacks on the U.S. in September 2001. The decline in revenue in 2000 was attributable to broker turnover, stock market declines, as well as competition for brokerage services from discount and internet brokerage companies.

Mortgage loan related fees. Mortgage loan related fees include late charge income on loans owned and serviced by the Bank, inspection fee income for construction loans and loan modification income for refinance transactions. Income from these sources was $3.0 million in 2001, $1.7 million in 2000 and $2.0 million in 1999. The increase in 2001 was due to the high levels of refinance activity that the Bank was able to direct to its modification department. In lieu of a full refinance transaction, the Bank, for a fee, will modify certain contractual terms of a customer's loan. The Bank treats the modified loan as if it was paid off, and amortizes any remaining deferred fees or expenses as interest income. The primary reason for the decrease in 2000 compared to 1999 was the reduction of refinancings in 2000 due to higher interest rates. With the recent stabilizing interest rate environment, management expects fee income from loan modifications to be lower in 2002 compared to the current year.

Loan servicing fee income (expense). Loan servicing fee income was a loss of $(371,000) in 2001, compared to income of $1.7 million in 2000, and $1.8 million in 1999. Despite an 8.1% increase in the average balance of loans serviced for others during 2001, the Bank recorded a loss for the year, as accelerated amortization of capitalized mortgage servicing rights due to higher than estimated prepayments more than offset loan servicing fees earned. In addition to the expense recognized, a valuation allowance was recorded in 2001 for a total of $904,000. The decline in 2000 compared to 1999 was primarily due to a lower average balance of loans serviced for others in 2000, due to a bulk sale of approximately $600.0 million in servicing rights in 2000. During 1999, the Bank also recorded a $900,000 recovery of a previously recorded impairment to servicing rights valuation allowance. The average balance of loans serviced for others was $1.06 billion, $1.05 billion, and $1.15 billion for the years ended December 31, 2001, 2000, and 1999, respectively. Management currently expects long-term mortgage rates to stabilize in 2002, leading to slower prepayments in its loans serviced for others portfolio. As a result, management expects loan servicing fee income in 2002 to exceed 2001.

Income from Bank owned life insurance. The Bank invested $20.0 million in bank owned life insurance ("BOLI") to help fund the cost of certain employee benefit plan expenses. The Bank's BOLI investment consists of the purchase of life insurance on the lives of certain employees from an insurance carrier with a Standard and Poors rating of AA+. The Company is the sole beneficiary of the life insurance policies. Income is recorded on this investment based on increases in the cash surrender value ("CSV") of the life insurance policies. To the benefit of the Company, this income is free from income taxes. Death benefits paid to the Company will be revenue in the periods received, if any. In 2001, CSV income recognized on these life insurance policies totaled $1.4 million compared to $1.3 million in 2000, and $1.2 million in 1999.

Title agency fees. The Bank offers limited title search services, primarily on refinance transactions, as agent. Income from this service is generated on a loan by loan basis, and totaled $541,000, $97,000, and $208,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The large increase in 2001 is directly related to the increase in refinance activity in 2001 due to falling interest rates. Similarly, the decline in income in 2000 compared to 1999 was due to less refinance activity in the 2000 loan originations compared to 1999.

Other non-interest income. Other non-interest income includes various other fees charged to customers for money orders, savings bonds, travelers checks, wire transfers, as well as the preferred return on limited partnership investments in residential real estate projects. The primary reason for the increase in other income in 2001 was due to additional limited partnership investments made in 2000.

Non-interest expense

Non-interest expense was $83.4 million in 2001, $73.0 million in 2000 and $67.7 million in 1999. The table below shows the composition of non-interest expense for the periods indicated.

	Year Ended December 31,			Percentage Increase (Decrease)	
	2001	2000	1999	2001	2000
	(In thousands)				
Compensation	$ 37,521	32,181	29,435	16.6%	9.3
Employee benefits	10,700	9,016	8,410	18.7	7.2
Total compensation and benefits	48,221	41,197	37,845	17.0	8.9
Occupancy expense	6,120	5,610	4,929	9.1	13.8
Furniture, fixture and equipment expense	2,891	2,514	2,345	15.0	7.2
Advertising and promotion	4,355	3,569	3,149	22.0	13.3
Data processing	3,103	3,034	2,611	2.3	16.2
Federal deposit insurance premiums	617	604	1,585	2.2	(61.9)
Amortization of goodwill	3,245	3,118	2,648	4.1	17.7
Amortization of core deposit intangible	1,333	1,357	1,236	(1.8)	9.8
Other expenses:					
Professional fees	1,518	1,583	1,657	(4.1)	(4.5)
Stationery, brochures and supplies	1,641	1,340	1,236	22.5	8.4
Postage	1,473	1,281	1,423	15.0	(10.0)
Telephone	1,208	1,200	1,158	0.7	3.6
OTS assessment fees	755	661	577	14.2	14.6
Correspondent banking services	767	608	500	26.2	21.6
ATM network fees	600	562	518	6.8	8.5
Insurance costs	491	492	485	(0.2)	1.4
Other	5,086	4,273	3,778	19.0	13.1
Total other expenses	13,539	12,000	11,332	12.8	5.9
	$ 83,424	73,003	67,680	14.3%	7.9

Compensation expense. Compensation expense was $37.5 million in 2001, compared to $32.2 million in 2000 and $29.4 million in 1999. Increases in 2001 are attributable to numerous factors, including a full year of operations at two branches purchased in 2000, the start-up of the Bank's business banking unit, increased loan department and secondary market department compensation due to record loan origination and sale volumes, as well as normal salary increases. The increase in 2000 compared to 1999 was due in part to branch acquisitions in 1999 as well as normal salary increases.

Employee benefits expense. Employee benefits expense increased $1.7 million to $10.7 million in 2001 compared to $9.0 million in 2000. The increase is due to higher medical expense, employer taxes, and retirement plan contributions. The $606,000 increase in 2000 compared to 1999 is primarily attributable to increased medical expense of $385,000 as well as a $120,000 increase in the Bank's contribution to its ESOP and profit sharing plans.

Occupancy and equipment expense. Occupancy expenses increased $510,000, or 9.1%, during 2001 due to increased operating costs related to a full year expense from the previous year's branch acquisitions, current year branch purchases, as well as higher real estate taxes throughout the Bank's branch network. Occupancy expenses increased $681,000 between 2000 and 1999 primarily due to rent expense related to the Bank's centralized loan processing center.

Advertising and promotion expense. Advertising and promotion expenses increased $786,000 to $4.4 million in 2001, compared to $3.6 million in 2000. The primary reason for the increase is higher newspaper and billboard advertising expenses related to the Bank's efforts in promoting its brand recognition strategy. This advertising initiative began in May 1999 and is also the primary reason for a $420,000 increase in advertising and promotion expense in 2000 compared to 1999.

Data processing expense. Data processing expenses increased slightly to $3.1 million in 2001, compared to $3.0 million in 2000, and $2.6 million in 1999. The Bank maintains its own data processing capability, and costs relate primarily to depreciation of equipment and communication costs for data transmission between branch locations, as well as the Company's network.

FDIC insurance expense. FDIC insurance increased $13,000 to $617,000 in 2001, due to slightly larger average deposit balances in 2001 compared to 2000. We expect this expense to increase in 2002 due to higher average deposits following the Mid Town acquisition. The $981,000 decrease in expense in 2000 compared to 1999 was primarily due to a 67% decrease in its insurance assessment rate effective January 1, 2000. The Bank has paid the lowest rate allowed by regulation for savings institutions over the past three years and expects to continue to qualify for the lowest rate.

Amortization of goodwill. Amortization of goodwill increased $127,000 to $3.2 million in 2001, primarily due to the Bank's branch purchases in 2000. Amortization of goodwill in 2000 increased $470,000 from 1999 primarily due to a branch purchase made in 1999. Under Statement of Financial Accounting Standards, ("SFAS") No. 142, the Company will cease amortizing goodwill on past acquisitions, in addition to not amortizing the goodwill created in the acquisition of Mid Town. As such, management expects amortization of goodwill to decrease by approximately $2.6 million to $650,000 in 2002. The continued amortization relates to prior branch purchases.

Amortization of core deposit intangible. Amortization of core deposit intangibles was $1.3 million, $1.4 million and $1.2 million for the years ended December 31, 2001, 2000 and 1999, respectively. The Bank recognizes a core deposit intangible in any Bank or branch acquisition transaction, and amortizes it on an accelerated method over 10 years.

Other non-interest expense. Other non-interest expense includes costs such as stationary and supplies, postage and telephone expenses incurred in the day-to-day operations of the Company. These costs totaled $13.5 million in 2001, compared to $12.0 million in 2000, and $11.3 million in 1999. The increases in 2001 are primarily due to higher loan volume and expanded branch locations that added costs to the Bank's operations, while the increases in 2000 were primarily related to branch additions in 1999.

Income taxes

Income tax expense was $35.5 million in 2001, (effective income tax rate of 37.4%) compared to $32.3 million in 2000 (effective income tax rate of 36.4%). The higher effective income tax rate in the current year compared to a year ago was primarily the result of greater state income taxes in 2001 and the recognition in the prior period of income tax benefits relating to the resolution of certain prior years' income tax issues. Income tax expense was $31.2 million in 1999, equal to an effective income tax rate of 37.7%.

Review of Financial Condition

Total assets increased $399.5 million, or 7.69%, to $5.6 billion at December 31, 2001, compared to $5.2 billion at December 31, 2000, primarily due to the acquisition of Mid Town Bancorp, which added $307 million in total assets in November 2001, and to a lesser extent an increase in the deposit balances of the Bank. Management expects growth in total assets to moderately increase in 2002, as prepayments in loans receivable are expected to slow, which should allow the Bank's loan portfolio to expand with funding from either increased deposits, or borrowings.

Cash, interest-bearing deposits and federal funds sold decreased a combined $45.8 million to $224.7 million at December 31, 2001. Although short-term liquidity declined during 2001, it remains relatively higher than normal due to high loan prepayments during the fourth quarter, limited alternatives for higher yielding short-term investments and maturing FHLB of Chicago advances in the first quarter of 2002 that management expects to repay.

At December 31, 2001, the balance of investment securities classified as available for sale grew to $355.5 million from $174.5 million at December 31, 2000. Upon the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," all $12.6 million of the remaining investment securities previously classified as held to maturity were transferred into the Bank's available for sale portfolio. Additionally, Mid Town's investment securities added approximately $52.5 million to this portfolio as of the end of the year. The Bank has been increasing the amount of investment securities in its balance sheet as a means of reinvesting higher liquidity, as well as to help diversify interest-rate risk from mortgage-related cash flows. The purchases during the current year were primarily investment grade corporate debt securities, Bank trust preferred securities, preferred stock, as well as a limited amount of asset-backed securities. Purchases totaled $274.9 million in 2001, while maturities were $158.2 million. This portfolio is carried at fair value, and had a cost basis of $350.6 million at December 31, 2001.

At December 31, 2001, the Bank held $132.1 million in stock in the FHLB of Chicago, compared to $84.8 million at December 31, 2000. Of the increase, $10.7 million is attributable to the acquisition of Mid Town. Over and above its required investment of stock in the FHLB of Chicago, the Bank, during 2001, made a discretionary purchase of $30.0 million of stock, seeking to enhance its overall yield of interest-earning assets, as dividend rates over the past quarters have been well above the short-term U.S. Treasury rates. Discretionary investments in the stock of the FHLB of Chicago are able to be redeemed upon request at par value.

At December 31, 2001, mortgage-backed securities classified as available for sale increased $118.1 million to $142.2 million. Upon the adoption of SFAS No. 133, all $80.3 million of the remaining mortgage-backed securities previously classified as held to maturity were transferred into the Bank's available for sale portfolio. The remainder of the increase is primarily due to a limited amount of purchases during the current year, as the low interest rate environment made it difficult to grow the Bank's whole loan portfolio. Purchases of $62.1 million consisted primarily of mortgage-backed securities as well as CMOs.

Included in total mortgage-backed securities at December 31, 2001 are $85.5 million of CMO's with a weighted average life of 5.4 years that are primarily collateralized by the Federal National Mortgage Association ("FNMA"), the Federal Home Loan Mortgage Corporation ("FHLMC") and the Government National Mortgage Association ("GNMA") mortgage-backed securities, and to a lesser extent by whole loans.

Investment securities and mortgage-backed securities acquired and classified as available-for-sale represent a secondary source of liquidity to the Bank and the Company. The market value of these securities fluctuates with interest rate movements. Net interest income in future periods may be adversely impacted to the extent interest rates increase and these securities are not sold with the proceeds reinvested at the higher market rates. The decision whether to sell the available for sale securities or not, is based on a number of factors, including but not limited to projected funding needs, reinvestment alternatives and the relative cost of alternative liquidity sources. Investments and mortgage-backed securities classified as held to maturity cannot be sold except under extraordinary and very restrictive circumstances. Generally, these investments are acquired for investment after taking into account the Bank's cash flow needs, the investment's projected cash flows, the Bank's overall interest rate and maturity structure of the liability base used to fund these investments and the net interest spread obtained.

Loans receivable increased 2.8%, or $119.5 million to $4.4 billion at December 31, 2001. The increase was due to the acquisition of Mid Town, which added approximately $210.0 million of balances in November 2001. Without the acquisition, total loans receivable declined approximately $85.0 million due to heavy prepayments in the loan portfolio as loans were refinanced in the falling interest rate environment in the second half of 2001. The Bank originated $2.8 billion of mortgage loans during the current year. This volume was more than offset by amortization and prepayments of $1.88 billion, and sales of $1.02 billion. The loans sold represent primarily long-term fixed-rate mortgages that are sold as a means of limiting interest-rate risk and generating gains on sale of loans and servicing fee income in the future. Loans held for sale increased to $161.1 million at December 31, 2001 compared to $41.1 million at December 31, 2000 due to the higher levels of fixed-rate loan originations.

The allowance for loan losses increased $1.3 million to $19.6 million as of December 31, 2001. The increase is due to the acquisition of Mid Town that had an allowance for loan losses of $1.4 million, offset by net charge-offs of $59,000. As of December 31, 2001, the Bank's ratio of the allowance for loan losses to total non-performing loans was 100.8%, compared to 109.3% as of December 31, 2000. The ratio of the allowance for loan losses to total loans increased to .45% at December 31, 2001, compared to .42% at December 31, 2000. Management believes that the current allowance for loan losses is adequate.

Real estate held for development or sale increased $275,000 to $13.0 million at December 31, 2001. A summary of real estate held for development or sale is as follows:

	December 31, 2001	December 31, 2000
	(In thousands)	
Tallgrass of Naperville	$ 8,498	8,041
Shenandoah	4,495	4,387
Woodbridge	-	290
	$ 12,993	12,718

The increase in the 951-lot Tallgrass of Naperville project is primarily due to continued expenditures on development costs in the project during the current year. The Company sold 205 lots during 2001 and has an additional 78 lots under contract at December 31, 2001. The carrying value of Tallgrass remained increased year over year due to continued development costs incurred in 2001. Land for a new planned development of approximately 326 lots in Plainfield, Illinois known now as the Shenandoah project, was acquired in 2000 with development expected to begin in 2002. The decrease in the Woodbridge project is due to the sales of the remaining two commercial parcels in this project. The remaining three acres were sold during 2001 at approximately $501,000 of pre-tax profit.

Premises and equipment increased $14.9 million to $63.8 million at December 31, 2001. Of the increase, approximately $9.6 million was due to the acquisition of Mid Town. The remainder of the increase was due to additions of $10.3 million, and approximately $1.7 million of these costs were for the construction of the new branch site in Romeoville. The additions were offset by depreciation and amortization of $4.9 million. The Bank currently has plans to build seven new branch sites over the next few years.

Foreclosed real estate decreased to $1.4 million at December 31, 2001, compared to $1.8 million at December 31, 2000. Foreclosed real estate at December 31, 2001 consists of seven single-family dwellings.

Intangible assets increased $36.8 million to $105.7 million at December 31, 2001. The increase is due to the recording of goodwill and core deposit intangibles of $41.4 million in conjunction with the acquisition of Mid Town offset by amortization of intangibles totaling $4.6 million. At December 31, 2001, the Company has $85.0 million of goodwill, including the $38.1 million created in the acquisition of Mid Town, which will no longer be amortized under the new accounting rules promulgated by SFAS No. 142. Instead, this balance of goodwill will be subject to periodic impairment analysis in the future.

Deposits increased $583.8 million to $3.56 billion as of December 31, 2001, or 19.6%. The acquisition of Mid Town added $270 million to deposits in November 2001. Additionally, the Bank experienced strong inflows during 2001. The Bank experienced a 61.0% increase in money market accounts as a result of a well received competitively priced product, and in total increased its percentage of core deposits (passbooks, money market and NOW accounts) to total deposits to 51.8% at December 31, 2001, compared to 45.7% at December 31, 2000.

Borrowed funds decreased $258.4 million, or 15.0%, to $1.5 billion at December 31, 2001. The reduction in borrowings is primarily attributable to slow asset growth, as loan prepayments held down the growth in loans receivable, as well as deposit inflows, which were used to fund the limited asset growth the Bank incurred in 2001. As of December 31, 2001, the Bank had $1.41 billion of FHLB of Chicago advances at a weighted average rate and term to maturity of 5.76% and 3.4 years, respectively, compared to $1.7 billion at a weighted average rate and term to maturity of 6.21% and 3.4 years, respectively, as of December 31, 2000. Of the FHLB advances at December 31, 2001, $560.0 million of advances, with a weighted average term to maturity of 5.8 years, contain various call provisions, with a weighted average term to call of 1.5 years. The calls are most likely exercised by the issuer in a period of rising interest rates, and at December 31, 2001 have terms making their early calls unlikely. Offsetting this decrease was an increase in the Company's unsecured bank term loan and line of credit by a combined $31.6 million, primarily due to the acquisition of Mid Town.

Stockholders' equity of the Company grew to $435.9 million at December 31, 2001, compared to $387.7 million at December 31, 2000, an increase of $48.2 million. The increase in stockholders' equity is primarily due to comprehensive income of $61.7 million reflecting increased value on securities available for sale at December 31, 2001, and the issuance of $13.8 million of common stock in the acquisition of Mid Town, offset by the repurchase of $21.3 million of common stock and the payment of cash dividends of $9.9 million.

Liquidity and Capital Resources

The Company's principal assets are its investments in the Bank and MAFD. To the extent that it does not generate significant earnings outside of these subsidiaries, the Company's liquidity position is primarily dependent on dividends from the Bank and, to a lesser extent, dividends from MAFD.

The Bank's ability to pay dividends to the Company is dependent on its ability to generate earnings, and to meet regulatory restrictions. See "Item 1. Business - Regulation and Supervision - Federal Savings Institution Regulation - Limitation on Capital Distributions" for a detail of these restrictions. The Bank has not been restricted by these limitations in funding the necessary amounts needed by the Company for its operations, and does not expect to be limited in the future. At December 31, 2001, under current OTS dividend regulations, the Bank has $35.2 million of retained earnings available for dividend declarations. The Company received $52.5 million in dividends from the Bank in 2001, compared to $20.0 million in 2000, and $35.0 million in 1999. In addition, in 2001, the Company received $1.6 million in dividends from MAFD.

The primary uses of funds at the Company consist of principal and interest payments on borrowed funds, cash dividends, and stock repurchases. The Company has also funded loans to and investments in MAFD from time to time. To the extent the Company has excess cash at any time, it will invest funds in investment securities, marketable equity securities or other interest-earning assets.

The Company has used stock repurchase programs as a means of providing for future acquisitions, stock option exercises, and other general corporate purposes. During 2001, the Company repurchased 645,100 of its common shares for a total of $17.3 million (average price of $26.82), compared to 1,070,300 shares for a total of $19.1 million (average price of $17.82 per share) in 2000. The totals for 2001 include 45,000 shares and 20,000 shares purchased on May 1, 2001, from Allen Koranda, the Company's Chief Executive Officer and Kenneth Koranda, the Company's President, respectively. The purchase price of such shares totaled approximately $1.2 million for shares purchased from Allen Koranda and $537,000 for shares purchased from Ken Koranda. The terms of these private transactions were approved by the disinterested members of the Board. The sale of shares by Allen Koranda was related to his marital dissolution agreement. The sale of shares by Kenneth Koranda was related to the satisfaction of various tax obligations and personal financial planning. The Company has used stock repurchase programs as a means of providing for future acquisitions, stock option exercises, and other general corporate purposes.

Cash dividends paid to common shareholders totaled $9.9 million ($.46 per share declared) in 2001, compared to $8.8 million ($.39 per share declared) in 2000. The increase is primarily due to a 15% increase in the cash dividend rate in 2001 compared to 2000. The most recent quarterly dividend of $.12 per share was paid on January 3, 2002. The payment of cash dividends is subject to the discretion of the Board of Directors and depends on a variety of factors, including operating results, financial position, and the ability of the Bank to pay dividends up to the holding company. In January 2002, the Company announced a 25% increase in the quarterly cash dividend to $.15 per share beginning with its next quarterly dividend payable in April 2002.

The Bank's principal sources of funds are deposits, advances from the FHLB of Chicago, principal repayments on loans and mortgage-backed securities, proceeds from the sale of loans, investment securities, and funds provided by operations. While scheduled loan and mortgage-backed securities amortization and maturing interest-bearing deposits are a relatively predictable source of funds, deposit flows and loan and mortgage-backed securities prepayments are greatly influenced by economic conditions, the general level of interest rates and competition. The Bank utilizes particular sources of funds based on comparative costs and availability.

Cash flows from operating activities primarily include net income for the year, adjusted for items in net income that did not impact cash, as well as cash flow activity from mortgage banking activity. The Bank originated and purchased $1.14 billion of loans for sale, and received $1.02 billion in proceeds from sales and swaps during 2001. The Bank had $161.1 million of loans held for sale at December 31, 2001, up from $41.1 million at December 31, 2000. The increase in loans held for sale is due to declining interest rates that have led to an increase in fixed-rate loan originations. Most of these loans will be sold in the first quarter of 2002.

Cash used in investing activities reflects the impact of loans and investments acquired for the Bank's interest-earning asset portfolios, as well as cash flows from asset sales, real estate held for development activity and the impact of acquisitions. Cash provided by investing activities totaled a net $9.7 million in 2001, compared to a net use of $270.2 million in 2000. During the current year, the Bank originated and purchased $1.67 billion of loans for investment, which were offset by $1.88 billion of loan amortization and prepayments. The higher prepayments led to available liquidity, which was used to purchase investment and mortgage-backed securities, as well as to repay certain maturing borrowings. Cash flow from the Company's land development operations was positive, as sales of property of $37.3 million were offset by expenditures for land acquisition and development of $16.5 million.

Cash provided from financing activities for Bank operations are primarily in the form of savings deposits, FHLB of Chicago advances and to a lesser extent, reverse repurchase agreements. Cash provided from financing activities totaled a net $28.0 million in 2001, compared to $370.3 million in 2000. During the current year net deposits increased $313.1 million, and, coupled with minimal loan growth, allowed the Bank to repay a net $290.0 million of FHLB of Chicago advances. Additionally, the acquisition of Mid Town led to a net increase in the Company's unsecured term bank loan of $25.6 million, offset by purchases of the Company's stock totaling $17.3 million and dividends to shareholders totaling $9.9 million.

The following table lists contractual obligations coming due in the periods indicated at December 31, 2001:

	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
			(In thousands)		
Certificate of deposits	$ 1,716,378	1,370,144	302,546	37,784	5,904
Core deposits	1,591,736	1,591,736	-	-	-
FHLB of Chicago advances	1,405,500	360,000	395,500	260,000	390,000
Unsecured bank term loan and line of credit	65,000	14,000	13,000	16,000	22,000
Operating leases	25,200	2,500	4,200	2,900	15,600
Total	$ 4,803,814	3,338,380	715,246	316,684	433,504

The Bank historically renews a majority of its certificates upon maturity, as it does not rely on rate-sensitive brokered certificates for its funding, but rather retail oriented amounts. Additionally, its core deposits which do not have a stated contractual maturity, have generally been very stable over time, and are not expected to be redeemed in large amounts during 2002. As such, the scheduled $1.37 billion of maturing certificates of deposits in 2002, as well as the balances of core deposits are not expected to put a burden on the Bank's cash needs. The Bank has the ability to refinance any advance coming due with the FHLB of Chicago, which it will normally do in the course of business if its loan portfolio is growing. Should its loan portfolio growth be slower, due to prepayments in its loan portfolio, the Bank will have adequate liquidity to repay its maturing advances. The unsecured bank term loan and line of credit amounts are repaid through the normal course of business primarily through dividends from the Bank. Net savings outflows, if any, as well as expected loan portfolio growth in 2002 could also be met by additional advances from the FHLB of Chicago. At December 31, 2001, the Bank has approximately $800.0 million of borrowing capacity from the FHLB of Chicago.

The following table lists the off-balance sheet commitments of the Company and the Bank as of December 31, 2001:

		Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
				(In thousands)		
Mortgage loan commitments	$	478,890	478,890	-	-	-
Unused equity lines of credit balances		254,706	8,379	21,262	21,700	203,365
Commercial business lines		11,051	9,858	353	532	308
Letters of credit [1]		24,529	17,027	612	6,890	-
Commercial business loan commitments		6,273	6,273	-	-	-
Real estate development costs [1]		90,314	21,248	51,842	10,406	6,818
	$	865,763	541,675	74,069	39,528	210,491

[1] Letters of Credit include $9.0 million of land development projects which are also included in real estate development costs

Mortgage loan commitments are funded in the normal course of business through existing liquidity, sales of long-term fixed-rate loans, and prepayments of existing loans. These sources of funds change when ARM originations are higher, at which time the Bank will rely more on funding from the FHLB of Chicago. At December 31, 2001, the Bank has approximately $224.7 million of cash and liquidity, $195.9 million of commitments to sell loans, as well as additional borrowing capacity from the FHLB of Chicago. These sources are also available for the funding of unused equity line of credits. However, the Bank does not expect all of these lines to be used based on historical levels of total lines used by its customers. Real estate development costs represent estimated future disbursements related to current and future planned projects and do not, in most cases, reflect contractual obligations at the present time. Real estate development costs are funded primarily by sales of previously developed lots, and to a lesser extent, borrowings from the Company. It is currently anticipated that cash flow from developed lots in inventory will cover the costs of land development in 2002. However, should lot sales of existing inventory slow, MAFD would ultimately rely on borrowings from the Company, who's funding capacity is limited to its unsecured bank line of credit, or additional dividends from the Bank. In addition, MAFD would also be able to stop incurring development costs related to future units.

Impact of Inflation and Changing Prices

The consolidated financial statements and related consolidated information are prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant effect on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

Impact of New Accounting Standards

In September 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 supercedes and replaces FASB SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Accordingly, SFAS No. 140 is now the authoritative accounting literature for transfers and servicing of financial assets and extinguishments of liabilities. SFAS No. 140 also includes several additional disclosure requirements in the area of securitized financial assets and collateral arrangements. The provisions of SFAS No. 140 related to transfers of financial assets are to be applied to all transfers of financial assets occurring after March 31, 2001. The collateral recognition and disclosure provisions in SFAS No. 140 are effective for fiscal years ending after

December 15, 2000. Upon adoption, this pronouncement did not have a material impact on the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," that eliminates the pooling of interests method of accounting for business combinations with limited exceptions for combinations initiated prior to July 1, 2001. In addition, it clarifies the criteria for recognition of intangible assets separately from goodwill. This statement is effective for business combinations completed after June 30, 2001. The Company followed this pronouncement in accounting for its acquisition of Mid Town, and it did not have a material impact on the consolidated financial statements.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which discontinues the amortization of goodwill and indefinite lived intangible assets and initiates an annual review for impairment, unless more periodic reviews are warranted. Intangible assets with determinable useful lives will continue to be amortized. The amortization provisions of this pronouncement apply to goodwill and intangible assets acquired after June 30, 2001. As such, the Company followed this pronouncement in accounting for its acquisition of Mid Town. At December 31, 2001, the Company has $96.9 million of goodwill. Upon adoption of SFAS No. 142 as of January 1, 2002 for goodwill existing prior to June 30, 2001, the Company has ceased amortization on $46.9 million of goodwill. The impact of this will be to reduce amortization of goodwill in 2002 by $2.6 million, or approximately $.11 per diluted share compared to 2001. In addition, the Company is required to perform an impairment review of goodwill balances upon adoption of SFAS 142. The review is expected to be complete in the first quarter of 2002. The Company does not expect to record an impairment charge upon completion of the review. However, there can be no assurance that, at the time the review is completed, a material impairment charge may not be recorded.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses the financial accounting and reporting for obligations related to the retirement of tangible long-lived assets and the related asset retirement costs. The statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Term Assets." This Statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," as well as the accounting and reporting of the Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This statement eliminates the allocation of goodwill to long-lived assets to be tested for impairment and details both a probability-weighted and "primary-asset" approach to estimate cash flows in testing for impairment of long-lived assets. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. As such, the Company will adopt the provisions of SFAS No. 144 on January 1, 2002. The Company does not expect these provisions to have a material impact on its consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Asset/Liability Management and GAP Analysis. As part of its normal operations, the Bank is subject to interest-rate risk on the interest-sensitive assets it invests in and the interest-sensitive liabilities it borrows. The Bank's exposure to interest rate risk is reviewed at least quarterly by the Bank's asset/liability management committee ("ALCO") and the Board of Directors of the Company. The ALCO, which includes members of senior management, monitors the rate and sensitivity repricing characteristics of the individual asset and liability portfolios the Bank maintains and determines risk management strategies.

The Bank utilizes an interest rate sensitivity gap analysis to monitor the relationship of maturing or repricing interest-earning assets and interest-bearing liabilities, while maintaining an acceptable interest rate spread. Interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific period of time and the amount of interest-bearing liabilities maturing or repricing within that same period of time, and is usually analyzed at a period of one year. Generally, a negative gap, where more interest-bearing liabilities are repricing or maturing than interest-earning assets, would tend to result in a reduction in net interest income in a period of rising interest rates. Conversely, during a period of falling interest rates, a negative gap would likely result in an improvement in net interest income. Management's goal is to maintain its cumulative one-year gap within the range of (15)% to 15%. The gap ratio fluctuates as a result of market conditions and management's expectation of future interest rate trends. The Bank's asset/liability management strategy emphasizes the origination of one- to four-family adjustable-rate loans and other loans which have shorter terms to maturity or reprice more frequently than fixed-rate mortgage loans, yet provide a positive margin over the Bank's cost of funds, for its own portfolio. Historically, the Bank has generally sold its conforming fixed-rate loan originations in the secondary market in order to maintain its interest rate sensitivity levels. During the eighteen to twenty-four month period ended June 30, 1999, the Bank had been retaining the majority of the non-conforming, fixed-rate originations and all of the prepayment protected fixed-rate loan originations in portfolio for investment purposes to help utilize the Bank's higher capital base resulting from the merger with Northwestern. These fixed rate loans were funded with intermediate to longer-term fixed rate FHLB advances, some of which contained call options at the discretion of the FHLB of Chicago.

The Bank, except as noted below, has not used derivative financial instruments such as swaps, caps, floors, options or similar financial instruments to manage its interest rate risk. However, in conjunction with its origination and sale strategy discussed above, management does hedge the Bank's exposure to interest rate risk primarily by committing to sell fixed-rate mortgage loans for future delivery. Under these commitments, the Bank agrees to sell fixed-rate loans at a specified price and at a specified future date. The sale of fixed-rate mortgage loans for future delivery has enabled the Bank to continue to originate new mortgage loans, and to generate gains on sale of these loans as well as loan servicing fee income, while maintaining its gap ratio within the parameters discussed above. Most of these forward sale commitments are conducted with FNMA, FHLMC and MPF with respect to loans that conform to the requirements of these government agencies. The forward commitment of mortgage loans presents a risk to the Bank if the Bank is not able to deliver the mortgage loans by the commitment expiration date. If this should occur, the Bank would be required to pay a fee to the buyer. The Bank attempts to mitigate this risk by charging potential retail borrowers a 1% fee to lock in the interest rate, or by requiring the interest rate to float at market rates until shortly before closing. In addition, the Bank uses U.S. Treasury bond futures contracts to hedge some of the mortgage pipeline exposure. These futures contracts are used to hedge mortgage loan production in those circumstances where loans are not sold forward as described above.

The table on the next page sets forth the scheduled repricing or maturity of the Bank's assets and liabilities at December 31, 2001. The table uses management's assumptions regarding prepayment percentages on loans and mortgage-backed securities, based on its current experience in these portfolios. The Bank uses the withdrawal assumptions used by the FHLB of Chicago with respect to NOW, checking and passbook accounts, which are annual rates of 17.0%, 17.0%, 17.0%, 16.0%, and 33.0%, respectively. Investment securities and FHLB advances that contain call provisions at the option of the issuer or lender are generally shown in the category relating to their respective final maturities. $25.0 million of FHLB advances with final maturities in more than five years, but callable in calendar 2002 are categorized as $25.0 million due in 6 months or less, in anticipation of them being called.

The effect of these assumptions is to quantify the dollar amount of items that are interest-sensitive and may be repriced within each of the periods specified. Certain shortcomings are inherent in using gap analysis to quantify exposure to interest rate risk. For example, although certain assets and liabilities may have similar maturities or repricings in the table, they may react differently to actual changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. This is especially true in circumstances where management has a certain amount of control over interest rates, such as the pricing of deposits. Additionally, certain assets such as hybrid adjustable-rate mortgage loans have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Finally, as interest rates change, loan prepayment rates will differ from those rates assumed by management in the table.

Although management believes that its asset/liability management strategies mitigate the potential effects of changes in interest rates on the Bank's operations, material and prolonged increases in interest rates may adversely affect the Bank's operations because the Bank's interest-bearing liabilities which mature or reprice within one year are currently greater than the Bank's interest-earning assets which mature or reprice within the same period. Conversely, decreases in interest rates could benefit the Bank's operation as maturing interest-bearing liabilities are replaced at lower costs.

	December 31, 2001					
	< 1/2 Yr.	1/2 - 1 Yr.	1 - 3 Yrs.	3 - 5 Yrs.	5+ Yrs.	Total
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable	$ 962,529	542,993	1,029,949	762,986	1,168,725	4,467,182
Mortgage-backed securities	66,316	12,363	19,019	13,313	31,147	142,158
Investment securities [1]	280,748	13,786	92,180	47,280	53,548	487,542
Interest-bearing deposits	29,367	-	-	-	-	29,367
Federal funds sold	112,765	-	-	-	-	112,765
Total interest-earning assets	1,451,725	569,142	1,141,148	823,579	1,253,420	5,239,014
Impact of hedging activities [2]	161,105	-	-	-	(161,105)	-
Total net interest-earning assets, adjusted for impact of hedging activities	1,612,830	569,142	1,141,148	823,579	1,092,315	5,239,014
Interest-bearing liabilities:						
NOW and checking accounts	27,665	25,313	92,647	57,550	121,816	324,991
Money market accounts	368,672	-	-	-	-	368,672
Passbook accounts	77,542	69,745	255,267	158,566	336,953	898,073
Certificate accounts	856,613	506,342	310,745	37,377	5,904	1,716,981
FHLB advances	220,000	165,000	395,500	260,000	365,000	1,405,500
Other borrowings	65,000	-	-	-	-	65,000
Total interest-bearing liabilities	1,615,492	766,400	1,054,159	513,493	829,673	4,779,217
Interest sensitivity gap	$ (2,662)	(197,258)	86,989	310,086	262,642	459,797
Cumulative gap	$ (2,662)	(199,920)	(112,931)	197,155	459,797	
Cumulative gap as a percentage of total assets	(.05)%	(3.57)	(2.02)	3.52	8.22	
Cumulative net interest-earning assets as a percentage of interest-bearing liabilities	99.84%	91.61	96.71	104.99	109.62	

[1] Includes $132.1 million of stock in FHLB of Chicago in 6 months or less.
[2] Represents forward commitments to sell long-term fixed-rate mortgage loans.

The Bank's cumulative one-year gap was a negative $199.9 million or (3.57)%, of total assets at December 31, 2001, compared with a negative $269.2 million or (5.18)% of total assets at December 31, 2000. During 2001, the Bank maintained its modest negative gap position, as higher prepayment speeds shortened the expected cash flows in the Bank's loans receivable portfolio, which was offset by the acquisition and internally generated increases in core deposit accounts, primarily money market accounts, which increased $481.9 million during 2001.

Net Portfolio Value Analysis. Under OTS Thrift Bulletin 13a, the Bank is required to measure its interest rate risk assuming various increases and decreases in general interest rates, and the effect on net interest income and market value of portfolio equity. The Board of Directors has established limits to changes in Net Portfolio Value ("NPV") and net interest income across a range of hypothetical interest rate changes. If estimated changes to NPV and net interest income are not within these limits, the Board may direct management to adjust its asset/liability mix to bring its interest rate risk within Board limits. At December 31, 2001, the Bank was within the Board approval limits.

Interest rate sensitivity analysis is used to measure the Bank's interest rate risk by calculating the estimated change in the NPV of its cash flows from interest sensitive assets and liabilities, as well as certain off-balance sheet items, in the event of a series of sudden and sustained changes in interest rates ranging from 100 to 300 basis points. Management assumes that a 200 basis point movement up or down is considered reasonable and plausible for purposes of reviewing its overall interest-rate risk. For its analysis at December 31, 2001, the down 200 basis point analysis was excluded given the current low interest rate environment making that analysis meaningless. NPV is the market value of portfolio equity and is computed as the difference between the market value of assets and the market value of liabilities, adjusted for the value of off-balance sheet items. The table below shows the change in NPV applying various rate shocks to the Bank's interest-earning assets and interest-bearing liabilities as of December 31, 2001 and 2000.

Change in Interest rate	Estimated NPV		Estimated Increase (Decrease) in NPV		Percentage Increase (Decrease) in NPV	
	2001	2000	2001	2000	2001	2000
			(Dollars in thousands)			
200 basis point rise	$ 437,985	317,033	(143,092)	(113,593)	(25)%	(26)%
100 basis point rise	526,771	386,263	(54,307)	(44,363)	(9)	(10)
Base scenario	581,078	430,626	-	-	-	-
100 basis point decline	627,074	437,684	45,997	7,659	8	2

The Bank's net portfolio value ("NPV") at December 31, 2001 increased $150.5 million to $581.1 million. The increase is due to (1) a $68.2 million increase in the Bank's stockholders' equity, (2) the emphasis on adding adjustable rate loans, primarily home equity lines of credit to the Bank's loan portfolio, and (3) the positive effect of the decreases in market interest rates during the current year. The percentage decline in NPV at the 100 and 200 basis point rise scenarios remained relatively constant between 2001 and 2000. The Bank was able to maintain its interest sensitivity levels in 2001, due to continued adherence to its policy of emphasizing adjustable rate or short-term loans in its loan portfolio, as well as emphasizing growth in core deposit accounts, which become more valuable in a rising rate environment.

Interest rate risk is the most significant market risk affecting the Bank. Other types of market risk, such as foreign currency exchange risk and commodity price risk, do not arise in the normal course of the Company's business activities and operations.

Item 8. Financial Statements and Supplementary Data

MAF Bancorp, Inc. and Subsidiaries
Consolidated Statements of Financial Condition

	December 31, 2001	December 31, 2000
	(In thousands)	
Assets		
Cash and due from banks	$ 82,540	77,860
Interest-bearing deposits	29,367	53,392
Federal funds sold	112,765	139,268
Total cash and cash equivalents	224,672	270,520
Investment securities, at amortized cost (fair value of $13,290 at December 31, 2000)	-	12,633
Investment securities available for sale, at fair value	355,461	174,494
Stock in Federal Home Loan Bank of Chicago, at cost	132,081	84,775
Mortgage-backed securities, at amortized cost (fair value of $79,137 at December 31, 2000)	-	80,301
Mortgage-backed securities available for sale, at fair value	142,158	24,084
Loans receivable held for sale	161,105	41,074
Loans receivable, net of allowance for loan losses of $19,607 and $18,258	4,286,470	4,287,040
Accrued interest receivable	28,761	27,888
Foreclosed real estate	1,405	1,808
Real estate held for development or sale	12,993	12,718
Premises and equipment, net	63,815	48,904
Other assets	80,448	60,485
Intangible assets, net of accumulated amortization of $19,608 and $15,030	105,670	68,864
	$ 5,595,039	5,195,588
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits	$ 3,557,997	2,974,213
Borrowed funds	1,470,500	1,728,900
Advances by borrowers for taxes and insurance	38,484	38,354
Accrued expenses and other liabilities	92,185	66,392
Total liabilities	5,159,166	4,807,859
Stockholders' equity:		
Preferred stock, $.01 par value; authorized 5,000,000 shares; none issued or outstanding	-	-
Common stock, $.01 par value; 80,000,000 shares authorized; 25,420,650 shares issued; 22,982,634 and 23,110,022 shares outstanding	254	254
Additional paid-in capital	201,468	198,068
Retained earnings, substantially restricted	286,742	237,867
Stock in Gain Deferral Plan; 223,453 shares	511	511
Accumulated other comprehensive income, net of tax	3,672	1,435
Treasury stock, at cost; 2,661,469 and 2,534,081 shares	(56,774)	(50,406)
Total stockholders' equity	435,873	387,729
	$ 5,595,039	5,195,588

See accompanying Notes to Consolidated Financial Statements.

MAF Bancorp, Inc. and Subsidiaries
Consolidated Statements of Operations

	Year Ended December 31,		
	2001	2000	1999
	(Dollars in thousands, except per share data)		
Interest income:			
Loans receivable	$ 307,780	304,349	253,499
Mortgage-backed securities held to maturity	-	5,740	6,625
Mortgage-backed securities available for sale	7,229	2,217	2,808
Investment securities held to maturity	-	7,199	4,837
Investment securities available for sale	22,680	12,435	11,566
Interest-bearing deposits and federal funds sold	8,047	11,163	5,757
Total interest income	345,736	343,103	285,092
Interest expense:			
Deposits	120,664	115,509	99,665
Borrowed funds	93,825	101,664	68,736
Total interest expense	214,489	217,173	168,401
Net interest income	131,247	125,930	116,691
Provision for loan losses	-	1,500	1,100
Net interest income after provision for loan losses	131,247	124,430	115,591
Non-interest income:			
Gain (loss) on sale of:			
Loans receivable held for sale	8,691	1,108	2,583
Mortgage-backed securities	(2)	(700)	-
Investment securities	879	256	1,776
Foreclosed real estate	347	258	(57)
Loan servicing rights	-	4,442	-
Income from real estate operations	11,484	9,536	9,630
Deposit account service charges	16,535	12,715	10,200
Loan servicing fee income (expense)	(371)	1,686	1,761
Valuation (allowance) recovery of mortgage servicing rights	(904)	-	900
Brokerage commissions	2,371	2,322	2,566
Other	8,088	5,820	5,485
Total non-interest income	47,118	37,443	34,844
Non-interest expense:			
Compensation and benefits	48,221	41,197	37,845
Office occupancy and equipment	9,011	8,124	7,274
Advertising and promotion	4,355	3,569	3,149
Data processing	3,103	3,034	2,611
Federal deposit insurance premiums	617	604	1,585
Amortization of intangible assets	4,578	4,475	3,884
Other	13,539	12,000	11,332
Total non-interest expense	83,424	73,003	67,680
Income before income taxes	94,941	88,870	82,755
Income taxes	35,466	32,311	31,210
Net income	$ 59,475	56,559	51,545
Basic earnings per share	$ 2.62	2.43	2.13
Diluted earnings per share	$ 2.56	2.40	2.07

See accompanying Notes to Consolidated Financial Statements.

MAF Bancorp, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity

	Common stock	Additional paid-in capital	Retained earnings	Gain Deferral Plan	Accumulated other comprehensive income(loss)	Treasury stock	Total
	(Dollars in thousands)						
Balance at December 31, 1998	$ 254	191,473	159,935	-	425	(7,091)	344,996
Comprehensive income:							
Net income	-	-	51,545	-	-	-	51,545
Other comprehensive loss, net of tax:							
Unrealized holding loss during the year	-	-	-	-	(2,994)	-	(2,994)
Less: reclassification adjustment of gains included in net income	-	-	-	-	(1,106)	-	(1,106)
Total comprehensive income (loss)	-	-	51,545	-	(4,100)	-	47,445
Exercise of 525,801 stock options, and reissuance of treasury stock	-	-	(5,143)	511	-	5,525	893
Tax benefits from stock-related compensation	-	1,008	-	-	-	-	1,008
Impact of exercise of acquisition carry-over options	-	2,393	-	-	-	-	2,393
Purchase of 1,565,591 shares of treasury stock	-	-	-	-	-	(35,633)	(35,633)
Cash dividends declared, $0.34 per share	-	-	(8,221)	-	-	-	(8,221)
Dividends paid to Gain Deferral Plan	-	-	40	-	-	-	40
Balance at December 31, 1999	254	194,874	198,156	511	(3,675)	(37,199)	352,921
Comprehensive income:							
Net income	-	-	56,559	-	-	-	56,559
Other comprehensive income, net of tax:							
Unrealized holding gain during the year	-	-	-	-	4,827	-	4,827
Less: reclassification adjustment of loss included in net income	-	-	-	-	283	-	283
Total comprehensive income	-	-	56,559	-	5,110	-	61,669
Exercise of 425,279 stock options, and reissuance of treasury stock	-	-	(7,866)	-	-	8,087	221
Tax benefits from stock-related compensation	-	2,425	-	-	-	-	2,425
Impact of exercise of acquisition carry-over options	-	769	-	-	-	-	769
Purchase of 1,070,300 shares of treasury stock	-	-	-	-	-	(21,294)	(21,294)
Cash dividends declared, $0.39 per share	-	-	(9,072)	-	-	-	(9,072)
Dividends paid to Gain Deferral Plan	-	-	90	-	-	-	90
Balance at December 31, 2000	254	198,068	237,867	511	1,435	(50,406)	387,729
Comprehensive income:							
Net income	-	-	59,475	-	-	-	59,475
Other comprehensive income, net of tax:							
Unrealized holding gain during the year	-	-	-	-	2,786	-	2,786
Less: reclassification adjustment of gains included in net income	-	-	-	-	(549)	-	(549)
Total comprehensive income	-	-	59,475	-	2,237	-	61,712
Issuance of 494,867 shares for acquisition of Mid Town Bancorp, Inc.	-	3,257	-	-	-	10,543	13,800
Exercise of 54,242 stock options, and reissuance of treasury stock	-	-	(251)	-	-	1,083	832
Tax benefits from stock-related compensation	-	143	-	-	-	-	143
Purchase of 645,100 shares of treasury stock	-	-	-	-	-	(17,994)	(17,994)
Cash dividends declared, $0.46 per share	-	-	(10,455)	-	-	-	(10,455)
Dividends paid to Gain Deferral Plan	-	-	106	-	-	-	106
Balance at December 31, 2001	$ 254	201,468	286,742	511	3,672	(56,774)	435,873

See accompanying Notes to Consolidated Financial Statements.

MAF Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2001	2000	1999
		(In thousands)	
Operating activities:			
Net income	$ 59,475	56,559	51,545
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Amortization of premiums, discounts and deferred loan fees	7,157	1,248	1,107
Provision for loan losses	-	1,500	1,100
FHLB of Chicago stock dividends	(6,597)	(4,359)	-
Net gain on sale of loans and mortgage-backed securities	(8,689)	(408)	(2,583)
Net gain on sale of investment securities, net	(879)	(256)	(1,776)
Net gain on real estate held for development or sale	(11,484)	(9,536)	(9,630)
Gain on sale of loan servicing rights	-	(4,442)	-
Impairment (recovery) of mortgage servicing rights	904	-	(900)
Depreciation and amortization	5,021	4,467	3,982
Amortization of intangible assets	4,578	4,475	3,884
Deferred income tax expense	12,050	662	1,505
Increase in accrued interest receivable	(873)	(4,148)	(2,195)
Net increase in other assets and liabilities, net of effects from acquisitions	(25,955)	(4,100)	(18,841)
Loans purchased for sale	-	(10,442)	(23,306)
Loans originated for sale	(1,140,195)	(353,696)	(229,424)
Sale of loans originated and purchased for sale	1,021,927	334,817	402,890
Net cash provided by (used in) operating activities	(83,560)	12,341	177,358
Investing activities:			
Loans originated for investment	(1,672,688)	(1,055,442)	(1,138,206)
Principal repayments on loans receivable	1,884,663	704,420	736,956
Principal repayments on mortgage-backed securities	29,539	25,010	49,142
Proceeds from maturities of investment securities available for sale	158,241	47,526	54,499
Proceeds from maturities of investment securities held to maturity	-	-	10,251
Proceeds from sale of:			
Loans receivable	-	-	1,023
Investment securities available for sale	6,515	2,201	34,825
Mortgage backed securities available for sale	-	9,300	-
Real estate held for development or sale	37,316	43,813	46,352
Purchases of:			
Loans receivable held for investment	-	(63,117)	(320,782)
Investment securities available for sale	(274,902)	(22,000)	(89,289)
Investment securities held to maturity	-	(631)	(11,066)
Mortgage-backed securities available for sale	(62,127)	-	-
Mortgage-backed securities held to maturity	-	(4,808)	-
Stock in Federal Home Loan Bank of Chicago	(30,000)	(5,391)	(24,147)
Real estate held for development or sale	(16,490)	(23,567)	(15,724)
Premises and equipment	(10,340)	(8,382)	(5,652)
Proceeds (payment) for acquisitions, net of cash acquired	(40,037)	80,903	18,734
Net cash provided by (used in) investing activities	9,690	(270,165)	(653,084)

(Continued)

MAF Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Continued)

	Year Ended December 31,		
	2001	2000	1999
		(In thousands)	
Financing activities:			
Proceeds from:			
FHLB of Chicago advances	$ 145,000	475,000	790,000
Unsecured bank term loan	55,000	-	-
Unsecured line of credit	16,000	15,000	21,000
Repayments of:			
FHLB of Chicago advances	(435,000)	(260,000)	(285,000)
Unsecured term bank loan	(29,400)	(500)	(3,100)
Unsecured line of credit	(10,000)	(11,000)	(21,000)
Net decrease in reverse repurchase agreements	-	(9,963)	(10,037)
Net increase in deposits	313,139	185,852	21,877
Increase in advances by borrowers for taxes and insurance	(348)	3,587	4,191
Proceeds from exercise of stock options	832	221	893
Purchase of treasury stock	(17,301)	(19,071)	(35,147)
Cash dividends paid	(9,900)	(8,822)	(7,610)
Net cash provided by financing activities	28,022	370,304	476,067
Increase (decrease) in cash and cash equivalents	(45,848)	112,480	341
Cash and cash equivalents at beginning of year	270,520	158,040	157,699
Cash and cash equivalents at end of year	$ 224,672	270,520	158,040
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest on deposits and borrowed funds	$ 215,492	214,755	165,509
Income taxes	22,008	30,861	27,801
Summary of non-cash transactions:			
Transfer of loans receivable to foreclosed real estate	2,697	3,520	5,945
Loans receivable swapped into mortgage-backed securities	76,670	9,290	62,583
Loans receivable transferred to held for sale	-	-	74,379
Investment securities transferred to available for sale	12,633	-	-
Mortgage-backed securities transferred to available for sale	80,301	-	-
Treasury stock received for withholding tax liability related to stock option exercises (1,267, 109,552 and 21,829 shares)	40	2,202	486
Treasury stock received for stock option exercises (1,339, 48,775 and 33,100 shares)	36	989	718
Acquisitions:			
Assets acquired	307,469	-	-
Common stock issued for acquisition	13,800	-	-
Cash paid for purchase of stock	(58,161)	-	-
Cash acquired	18,124	-	-
Net cash used for acquisitions	$ (40,037)	-	-

See accompanying Notes to Consolidated Financial Statements

MAF Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of MAF Bancorp, Inc. ("Company") and its four wholly-owned subsidiaries, Mid America Bank, fsb ("Bank"), MAF Developments, Inc., Equitable Finance Corporation ("EFC"), Mid Town Development Corporation ("MTDC"), as well as the Bank's wholly-owned subsidiaries, Mid America Investment Services, Inc. ("Mid America Investments"), Mid America Re, Inc., Mid America Finance Corporation ("MAFC"), Mid America Insurance Agency, Inc., Mid America Mortgage Securities, Inc., NW Financial, Inc. ("NW Financial"), Northwestern Acceptance Corporation ("NWAC"), Centre Point Title Services, Inc., MAF Realty Co., LLC III, and MAF Realty Co., LLC IV. All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

Use of Estimates. The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates most susceptible to change are in the determination of the Bank's allowance for loan losses, the valuation of mortgage servicing rights, and the accounting for real estate development. Actual results could differ from those estimates.

Statement of Cash Flows. For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits and federal funds sold. Generally, federal funds are sold for one-day periods and interest-bearing deposits mature within one day to three months.

Restrictions on Cash. Based on the types and amounts of deposits received, the Bank maintains vault cash and non-interest bearing cash balances in accordance with Federal Reserve Bank reserve requirements. At December 31, 2001 and 2000, the Bank's reserve requirements were met with funds on deposit at the Federal Home Loan Bank as well as vault cash.

Investment and Mortgage-Backed Securities. All investment securities and mortgage-backed securities are classified in one of three categories: trading, held to maturity, or available for sale. Trading securities include investment and mortgage-backed securities that the Company has purchased and holds for the purpose of selling in the future. These investments are carried at fair value, with unrealized gains and losses reflected in income in the current period. Held to maturity securities include investment and mortgage-backed securities which the Company has the positive intent and ability to hold to maturity. These investments are carried at amortized cost, with no recognition of unrealized gains or losses in the consolidated financial statements. All other investment and mortgage-backed securities are classified as available for sale. These investments are carried at fair value, with unrealized gains and losses reflected in stockholders' equity, net of tax. Securities that have losses deemed other than temporary are recognized as losses in the statement of operations and a new cost basis is established.

Amortization of premiums, accretion of discounts, and the amortization of purchase accounting adjustments for investment and mortgage-backed securities acquired are recognized in interest income over the period to maturity for investment securities, or the estimated life of mortgage-backed securities using the level-yield method. Gains and losses on sales of investment securities, mortgage-backed securities, and equity securities are determined using the specific identification method.

The Bank arranges for "swap" transactions with the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC") which involve the exchange of whole mortgage loans originated by the Bank for mortgage-backed securities.

Loans receivable held for sale. The Bank sells, generally without recourse, whole loans and participation interests in mortgage loans that it originates. Loans originated are identified as either held for investment or sale upon origination. Loans which the Bank intends to sell before maturity are classified as held for sale, and are carried at the lower of cost, adjusted for applicable deferred loan fees or expenses, or estimated market value in the aggregate.

The Bank enters into forward commitments to sell mortgage loans primarily with FNMA to deliver mortgage loans originated by the Bank at a specific time and specific price in the future. Loans subject to forward sales are classified as held for sale. Unrealized losses, if any, on forward commitments are included in gain (loss) on sale of mortgage loans in the period the loans are committed.

Loans Receivable. Loans receivable are stated at unpaid principal balances less unearned discounts, deferred loan origination fees, loans in process and the allowance for loan losses.

Discounts on loans receivable are amortized to interest income using the level-yield method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Amortization of purchase accounting discounts are being amortized over the contractual term of loans receivable acquired, adjusted for anticipated prepayments, using the level-yield method. Loan fees and certain direct loan origination costs are deferred, and the net deferred fee or cost is recognized as an adjustment to yield using the level-yield method over the contractual life of the loans.

The Bank considers a loan impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan. For loans which are not individually significant (i.e. loans under $1.0 million) and represent a homogeneous population, the Bank evaluates impairment collectively based on management reports on the volume and extent of delinquencies, as well as historical loss experience for these types of loans. The Bank uses this criteria on one- to four-family residential loans, consumer loans, multi-family residential loans, and land loans. Impairment for loans considered individually significant, as well as commercial real estate and commercial business loans, are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if the loan is collateral dependent. Charge-offs of principal occur when a loss has deemed to have occurred as a result of the book value exceeding the fair value or net realizable value. There were no impaired loans as of December 31, 2001 or 2000.

The accrual of interest income for all loans is discontinued when there is clear indication that the borrower's cash flow may not be sufficient to meet payments as they become due. A loan (whether considered impaired or not) is classified as non-accrual when the borrower becomes 91 days past due. When a loan is placed on non-accrual status, or is in the process of foreclosure, previously accrued but unpaid interest is reversed against interest income. Income is subsequently recorded to the extent cash payments are received, if the entire principal balance is considered collectible, or at a time when the loan is brought current in accordance with its original terms.

Allowance for Loan Losses. The allowance for loan losses is increased by charges to operations and decreased by charge-offs, net of recoveries. The allowance for loan losses reflects management's estimate of the reserves needed to cover probable losses inherent in the Bank's loan portfolio. In determining an adequate level of loss reserves, management periodically evaluates the adequacy of the allowance based on the Bank's past loan loss experience, known and inherent risks in the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and current economic conditions. Larger loans, typically commercially zoned, that exhibit probable or observed credit weaknesses are subject to individual review. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. In the opinion of management, the allowance, when taken as a whole, is adequate to absorb probable losses in the loan portfolio.

Foreclosed Real Estate. Real estate properties acquired through, or in lieu of, foreclosure are initially recorded at the lower of carrying value or fair value less the cost to dispose at the date of foreclosure, establishing a new cost basis. Management periodically performs valuations and an allowance for loss is established by a charge to operations if the carrying value of a property exceeds its estimated fair value less cost to dispose.

Real Estate Held for Development or Sale. Real estate properties held for development or sale, are carried at the lower of cost, including capitalized holding costs, or net realizable value. Gains and losses on individual lot sales in a particular development are based on cash received less the estimated cost of sales per lot. Cost of sales is calculated as the current investment in the particular development plus anticipated costs to complete the development, which includes capitalized interest, divided by the remaining number of lots to be sold. Periodic reviews are made as to a development's estimated cost to complete. Changes in future estimated costs are recognized in the period of change as either a charge or an addition to income from real estate operations.

Premises and Equipment. Land is carried at cost. Buildings, leasehold improvements, furniture, fixtures, and equipment are carried at cost, less accumulated depreciation and amortization. Buildings, furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is being amortized using the straight-line method over the lesser of the life of the leasehold improvement or the term of the related lease.

Intangibles. Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired in business combinations. Core deposit intangibles represent the value assigned to the core deposit base acquired. Each is recognized as a result of the purchase method of accounting for business combinations.

In June 2001, the Financial Accounting Standards Board, ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," that eliminated the pooling of interests method of accounting for business combinations with limited exceptions for combinations initiated prior to July 1, 2001. In addition, it clarified the criteria for recognition of intangible assets separately from goodwill. This statement was effective for business combinations completed after June 30, 2001. The Company followed this pronouncement in accounting for its acquisition of Mid Town.

In June 2001, FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 142 discontinues the practice of amortizing certain goodwill and initiates an annual review for impairment. The amortization provisions apply to goodwill and intangible assets acquired after June 30, 2001, and affects amortization of goodwill on previous assets acquired upon adoption. The Company adopted SFAS 142 on January 1, 2002. Core deposit intangibles are amortized on an accelerated method over a period not to exceed 10 years. Adjustments to goodwill after acquisition are generally made within one year of acquisition date and are primarily related to tax adjustments on assets and liabilities assumed in the acquisition.

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment is measured based on the expected future cash flows from the use of the asset and its eventual disposition. If expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized based on current fair values.

Mortgage Servicing Rights. Mortgage servicing rights are initially capitalized upon acquisition, and are subsequently amortized over the estimated life of the loan servicing income stream, using the level-yield method. The balance of mortgage servicing rights is included in the consolidated statements of financial condition in other assets. The Bank conducts periodic impairment analysis by evaluating the present value of the future economic benefit to be derived from the servicing rights using current information regarding interest rates, prepayment assumptions, and the cost to service such loans. For purposes of measuring impairment, the mortgage servicing rights are stratified based on the predominant risk characteristics of the underlying loans. The Bank stratifies loans by interest rate, maturity, and whether the loans are fixed or adjustable rate. A valuation allowance is recognized in the amount by which the capitalized servicing rights for a specific stratum exceeds its fair value.

Income Taxes. The Company and its direct subsidiaries file a consolidated federal income tax return. Deferred income taxes are provided for all significant items of income and expense that are recognized in different periods for financial reporting purposes and income tax reporting purposes. The asset and liability approach is used for the financial accounting and reporting of income taxes. This approach requires companies to take into account changes in the tax rates when valuing the deferred income tax accounts recorded on the consolidated statement of financial condition. In addition, it provides that a deferred tax liability or asset shall be recognized for the estimated future tax effects attributable to "temporary differences" and loss and tax credit carryforwards. Temporary differences include differences between financial statement income and tax return income which are expected to reverse in future periods as well as differences between tax bases of assets and liabilities and their amounts for financial reporting purposes which are also expected to be settled in future periods. To the extent a deferred tax asset is established which is not likely to be realized, a valuation allowance shall be established against such asset.

Derivative Financial Instruments. The Company utilizes forward commitments to sell mortgage loans and interest rate futures contracts, primarily U.S. Treasury bond futures, as part of its mortgage loan origination hedging strategy. The Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001. Loan commitments and forward sales are valued as derivative instruments with adjustments included in earnings as a component of gain on sale of loans at each period end. Gains and losses on open and closed futures positions are deferred and recognized as an adjustment to gain (loss) on the sale of loans receivable when the underlying loan being hedged is sold into the secondary market. All derivatives are recognized on the consolidated balance sheet at their fair value.

Comprehensive Income. Comprehensive income includes net income plus other comprehensive income. Other comprehensive income includes revenues, expenses, gains and losses that under accounting principles generally accepted in the United States of America are included in comprehensive income but excluded from net income. The Company reports comprehensive income in its consolidated statement of changes in stockholders' equity.

Segments. The Company uses the management approach for determining segment reporting. Based on the management approach, the Company operates two separate lines of business, retail banking and land development operations.

Earnings Per Share. Earnings per share is determined by dividing net income for the period by the weighted average number of shares outstanding. Stock options are regarded as future common stock and are considered in the earnings per share calculations only if dilutive, and are the only adjustments made to average shares outstanding in computing diluted earnings per share. Anti-dilutive stock options not included in the computation of diluted earnings per share were 155,867, 485,117, and 699,082 at December 31, 2001, 2000, and 1999, respectively. Weighted average shares used in calculating earnings per share are summarized below.

	Year Ended December 31, 2001			Year Ended December 31, 2000		
	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(Dollars in thousands, except per share data)					
Basic earnings per share:						
Income available to common shareholders	$ 59,475	22,691,053	$ 2.62	$ 56,559	23,311,135	$ 2.43
Effect of dilutive securities- Stock options		504,270			275,457	
Diluted earnings per share:						
Income available to common shareholders plus assumed conversions	$ 59,475	23,195,323	$ 2.56	$ 56,559	23,586,592	$ 2.40

	Year Ended December 31, 1999		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(Dollars in thousands, except per share data)		
Basic earnings per share:			
Income available to common shareholders	$ 51,545	24,253,946	$ 2.13
Effect of dilutive securities- Stock options		676,667	
Diluted earnings per share:			
Income available to common shareholders plus assumed conversions	$ 51,545	24,930,613	$ 2.07

2. Acquisitions

On November 30, 2001, the Company purchased privately held Mid Town Bancorp, Inc. ("Mid Town") based in Chicago, Illinois for $69.0 million in the form of 80% cash and 20% stock. A total of 494,867 shares of common stock, at a value of $13.8 million, and cash of $55.2 million was paid to shareholders of Mid Town. The transaction was accounted for as a purchase under SFAS No. 141 and accordingly the goodwill generated will not be amortized into expense, rather only assessed for impairment on a periodic basis. The transaction generated goodwill and core deposit intangibles of $41.4 million. At acquisition date, Mid Town had $307.5 million in total assets, $270.3 million in deposits and $33.3 million in stockholders' equity.

On April 17, 2000, the Bank purchased two branch offices from M&I Bank, FSB, with approximately $89.8 million of deposits. The Company received primarily cash for the deposits in the transaction. The transaction was recorded as a purchase, and generated goodwill and a core deposit intangible of $12.1 million.

On September 10, 1999, the Bank purchased a branch office from the Northern Trust Company, with approximately $22.2 million of deposits. The Company received primarily cash for the deposits in the transaction. The transaction was recorded as a purchase, and generated goodwill and a core deposit premium of $3.1 million.

3. Investment Securities

Investment securities available for sale and held to maturity are summarized below:

	December 31, 2001				December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)							
Held to maturity:								
United States government and agency obligations	$ -	-	-	-	9,986	657	-	10,643
Corporate debt securities	-	-	-	-	2,647	-	-	2,647
	$ -	-	-	-	12,633	657	-	13,290
Available for sale:								
United States government and agency obligations	$ 139,622	2,604	(696)	141,530	82,029	164	(938)	81,255
Asset-backed securities	82,346	493	(1,169)	81,670	79,617	1,455	(458)	80,614
Corporate debt securities	70,136	1,210	(37)	71,309	-	-	-	-
Bank trust preferred securities	40,770	129	-	40,899	2,762	18	(76)	2,704
Marketable equity securities	17,769	2,573	(289)	20,053	7,881	2,581	(541)	9,921
	$ 350,643	7,009	(2,191)	355,461	172,289	4,218	(2,013)	174,494

The amortized cost and approximate fair value of securities at December 31, 2001, by contractual maturity, are shown in the table below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call obligations without penalty. At December 31, 2001, the Company had $74.2 million of investment securities with call options, of which $40.2 million were callable within one year.

	Amortized Cost	Fair Value
	(Dollars in thousands)	
Debt securities:		
Under one year	$ 14,211	14,084
Over 1 to 5 years	158,592	161,475
Over 5 to 10 years	31,955	32,213
Over 10 years	45,770	45,966
Asset-backed securities	82,346	81,670
Marketable equity securities	17,769	20,053
	$ 350,643	355,461

On January 1, 2001, upon the adoption of SFAS No. 133, the Company transferred $12.6 million of investment securities at cost, with a fair value of $13.3 million, previously classified in its held to maturity portfolio to available for sale. As of December 31, 2001 and 2000, the Company recorded unrealized gains on investment securities available for sale as increases to stockholders' equity of $2.9 million and $1.3 million, respectively, net of deferred income taxes of $1.9 million and $873,000.

Activity in the sales of investment securities available for sale is as follows:

	Year Ended December 31, 2001	2000	1999
		(In thousands)	
Total proceeds on sale	$ 6,515	2,201	34,825
Gross realized gains	$ 879	336	1,789
Gross realized losses	-	(80)	(13)
Net gain on sale	$ 879	256	1,776

4. Mortgage-Backed Securities

Mortgage-backed securities available for sale and held to maturity are summarized below:

	December 31, 2001 Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	December 31, 2000 Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
				(Dollars in thousands)				
Held to maturity:								
GNMA pass-through certificates	$ -	-	-	-	744	36	(1)	779
FHLMC pass-through certificates	-	-	-	-	31,523	372	(131)	31,764
FNMA pass-through certificates	-	-	-	-	15,479	280	(158)	15,601
Collateralized mortgage obligations	-	-	-	-	32,555	-	(1,562)	30,993
	$ -	-	-	-	80,301	688	(1,852)	79,137
Available for sale:								
GNMA pass-through certificates	$ 3,742	45	-	3,787	-	-	-	-
FHLMC pass-through certificates	24,298	561	(19)	24,840	2,229	24	(12)	2,241
FNMA pass-through certificates	27,820	434	(168)	28,086	2,816	67	(4)	2,879
Collateralized mortgage obligations	85,037	521	(113)	85,445	18,870	123	(29)	18,964
	$ 140,897	1,561	(300)	142,158	23,915	214	(45)	24,084

On January 1, 2001, upon the adoption of SFAS No. 133, the Company transferred $80.3 million of mortgage-backed securities at cost, with a fair value of $79.1 million, previously classified in its held to maturity portfolio to available for sale. As of December 31, 2001 and 2000, the Company recorded unrealized gains on mortgage-backed securities available for sale as increases to stockholders' equity of $762,000, and $102,000, respectively, net of deferred income taxes of $499,000 and $67,000, respectively. During the years ended December 31, 2001 and 2000, the Company recorded realized losses of $(2,000) and $(700,000), respectively, on the sale of mortgage-backed securities.

During the years ended December 31, 2001, 2000, and 1999, the Bank swapped $76.7 million, $9.3 million, and $62.6 million, respectively, of loans it originated into mortgage-backed securities, all of which were sold in the same period swapped.

5. Loans Receivable Held For Sale

The Bank classifies loan originations that it intends to sell in the secondary market as held for sale at the time of origination. At December 31, 2001 and 2000, the Bank had $161.1 million and $41.1 million of fixed-rate loans classified as held for sale with weighted average rates of 6.61% and 7.64%, respectively.

6. Loans Receivable

Loans receivable are summarized as follows:

	December 31, 2001	December 31, 2000
	(Dollars in thousands)	
Real estate loans:		
One-to-four family residential	$ 3,559,466	3,807,980
Multi-family	197,685	173,072
Commercial	139,608	41,223
Construction	43,756	29,566
Land	44,494	40,497
Total real estate loans	3,985,009	4,092,338
Consumer loans:		
Equity lines of credit	258,884	146,020
Home equity loans	52,216	64,465
Other	7,975	4,783
Total consumer loans	319,075	215,268
Commercial business loans	19,116	3,528
Total loans receivable	4,323,200	4,311,134
Unearned discounts, premiums, and deferred loan expenses, net	4,555	7,076
Loans in process	(21,678)	(12,912)
Allowance for loan losses	(19,607)	(18,258)
	$ 4,286,470	4,287,040

Adjustable-rate loans included in loans receivable totaled $2.1 billion and $2.3 billion at December 31, 2001 and 2000, respectively.

Allowance for loan losses. Activity in the allowance for loan losses is summarized as follows for the periods indicated:

	Year Ended December 31, 2001	2000	1999
		(In thousands)	
Balance at beginning of year	$ 18,258	17,276	16,770
Provision for loan losses	-	1,500	1,100
Balance acquired in acquisition	1,408	-	-
Charge-offs	(104)	(531)	(711)
Recoveries	45	13	117
Balance at end of year	$ 19,607	18,258	17,276

At December 31, 2001 and 2000, the Bank had $19.4 million and $15.0 million of loans that were on non-accrual status. Interest income that would have been recorded on non-accrual loans amounted to $1.1 million, $768,000, and $703,000 for the years ended December 31, 2001, 2000 and 1999, respectively, had these loans been accruing under their contractual terms. Interest income that was included in net income was $351,000, $350,000 and $387,000, for the years ended December 31, 2001, 2000 and 1999, respectively. There were no loans outstanding as of December 31, 2001 and 2000 that the Bank considered impaired.

Loan servicing and mortgage servicing rights. The Bank services loans for the benefit of others pursuant to loan servicing agreements. Under these agreements, the Bank typically collects from the borrower monthly payments of principal and interest, as well as funds for the payment of real estate taxes and insurance. The Bank retains its loan servicing fee from these payments and remits the balance of the principal and interest payments to the various investors. Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans were $1.40 billion, $785.3 million and $1.23 billion, at December 31, 2001, 2000, and 1999, respectively. The decrease in 2000 was due to the sale of servicing rights relating to approximately $600.0 million in mortgage loans, resulting in a pre-tax gain of $4.4 million. Non-interest bearing custodial balances maintained in connection with mortgage loans serviced for others (included in deposits) were $43.7 million and $12.7 million at December 31, 2001 and 2000, respectively. At December 31, 2001, mortgage servicing rights included a valuation allowance of $1.1 million.

Activity in mortgage servicing rights is as follows for the periods indicated:

	Year Ended December 31,		
	2001	2000	1999
	(In thousands)		
Balance at beginning of year	$ 5,107	7,334	4,208
Additions	9,782	3,002	3,497
Amortization expense	(3,454)	(1,038)	(1,271)
Carrying value of rights sold	-	(4,191)	-
Valuation (allowance) recovery	(904)	-	900
Balance at end of year	$10,531	5,107	7,334

7. Accrued Interest Receivable

Accrued interest receivable is summarized as follows:

	December 31,	
	2001	2000
	(In thousands)	
Investment securities	$ 5,789	3,873
Mortgage-backed securities	688	619
Loans receivable	24,063	24,697
Reserve for uncollected interest	(1,779)	(1,301)
	$ 28,761	27,888

8. Foreclosed Real Estate

Foreclosed real estate is summarized as follows:

	December 31,	
	2001	2000
	(In thousands)	
Residential real estate	$ 1,405	1,762
Commercial real estate	-	46
	$ 1,405	1,808

9. Real Estate Held for Development or Sale

Real estate held for development or sale is summarized by project as follows:

	December 31,	
	2001	2000
	(In thousands)	
Tallgrass of Naperville	$ 8,498	8,041
Shenandoah	4,495	4,387
Woodbridge	-	290
	$ 12,993	12,718

Income (loss) from real estate operations is summarized by project for the periods indicated:

	Year Ended December 31,		
	2001	2000	1999
	(In thousands)		
Tallgrass of Naperville	$ 10,712	8,699	3,457
Woodbridge	501	418	5,163
Hannaford	271	-	-
Harmony Grove	-	104	479
Reigate Woods	-	210	509
Ashbury	-	-	(150)
Creekside of Remington	-	105	172
	$ 11,484	9,536	9,630

Interest capitalized to real estate held for development or sale amounted to $168,000, $256,000, and $536,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

10. Premises and Equipment

Premises and equipment are summarized as follows:

	Estimated Useful Life	December 31, 2001	2000
		(In thousands)	
Land		$ 13,718	9,280
Office buildings	20 - 50 years	36,722	36,487
Furniture, fixtures and equipment	2 - 10 years	40,758	31,964
Leasehold improvements	3 - 29 years	7,532	1,397
Total office properties and equipment, at cost		98,730	79,128
Less: accumulated depreciation and amortization		(34,915)	(30,224)
		$ 63,815	48,904

Depreciation and amortization of premises and equipment, included in data processing expense and office occupancy and equipment expense was $5.0 million, $4.5 million and $4.0 million, for the years ended December 31, 2001, 2000 and 1999, respectively. Occupancy expense is reduced by rental income from leased premises totaling $609,000, $709,000 and $717,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Bank is obligated under non-cancelable leases primarily for office space. Rent expense under these leases for the years ended December 31, 2001, 2000 and 1999, was $1.4 million, $1.2 million, and $1.1 million, respectively. The projected minimum rentals under existing leases as of December 31, 2001, are as follows: 2002- $2.5 million; 2003- $2.3 million; 2004- $1.9 million; 2005- $1.6 million; 2006- $1.3 million; 2007 and thereafter $15.6 million.

11. Intangible Assets

Intangible assets are summarized as follows:

	Goodwill	Core deposit Intangible	Total
		(In thousands)	
Balance at December 31, 1998	$ 54,868	7,351	62,219
Adjustment related to previous acquisition	(192)	-	(192)
Addition related to branch acquisition	2,911	146	3,057
Amortization expense	(2,648)	(1,236)	(3,884)
Balance at December 31, 1999	54,939	6,261	61,200
Addition related to branch acquisition	10,141	1,998	12,139
Amortization expense	(3,118)	(1,357)	(4,475)
Balance at December 31, 2000	61,962	6,902	68,864
Addition related to Mid Town acquisition	38,134	3,250	41,384
Amortization expense	(3,245)	(1,333)	(4,578)
Balance at December 31, 2001	$ 96,851	8,819	105,670

12. Deposits

Deposit account balances by interest rate are summarized as follows:

	December 31, 2001			December 31, 2000		
	Amount	% of Total	Weighted Average Rate	Amount	% of Total	Weighted Average Rate
			(Dollars in thousands)			
Commercial checking accounts	$ 128,214	3.6%	-%	$ 48,472	1.6%	-%
Non-interest bearing checking	121,066	3.4	-	92,471	3.1	-
Interest bearing NOW accounts	324,991	9.1	.92	250,496	8.4	1.25
Money market accounts	368,672	10.4	2.16	229,058	7.7	4.36
Passbook accounts	898,073	25.3	2.00	738,606	24.9	2.49
	1,841,016	51.8	1.57	1,359,103	45.7	2.32
Certificate accounts:						
Less than 5.00%	1,008,672	28.3	3.39	71,102	2.4	4.75
5.00% to 5.99%	225,792	6.4	5.57	693,431	23.3	5.65
6.00% to 6.99%	437,890	12.3	6.61	806,635	27.1	6.45
7.00% and greater	44,024	1.2	7.11	43,664	1.5	7.11
	1,716,378	48.2	4.59	1,614,832	54.3	6.05
Unamortized premium	603	-		278	-	
Total deposits	$ 3,557,997	100.0%	3.03%	$ 2,974,213	100.0%	4.34%

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $319.1 million and $266.7 million at December 31, 2001 and 2000, respectively.

Scheduled maturities of certificate accounts at December 31, 2001 are as follows (in thousands):

12 months or less	$ 1,370,144
13 to 24 months	237,413
25 to 36 months	65,133
Over 36 months	43,688
	$ 1,716,378

Interest expense on deposit accounts is summarized as follows for the periods indicated:

	Year Ended December 31		
	2001	2000	1999
	(In thousands)		
NOW and money market accounts	$ 12,272	10,100	8,042
Passbook accounts	18,022	18,383	18,268
Certificate accounts	90,370	87,026	73,355
	$ 120,664	115,509	99,665

At December 31, 2001, U.S. Treasury Notes, FHLMC and FNMA mortgage-backed securities, as well as mortgage loans with an aggregate carrying value and fair value of $40.7 million, were pledged as collateral for certain jumbo certificates.

13. Borrowed Funds

Borrowed funds are summarized as follows:

	December 31, 2001			December 31, 2000	
	Interest Rate Range	Weighted Average Rate	Amount	Weighted Average Rate	Amount
	(Dollars in thousands)				
Fixed-rate advances from FHLB due:					
Within 1 year	5.99% - 7.40%	6.46%	$ 280,000	6.37%	$ 365,000
1 to 2 years	4.87 - 6.78	6.08	135,500	6.43	305,000
2 to 3 years	4.81 - 7.22	6.30	260,000	6.35	55,500
3 to 4 years	4.70 - 7.20	6.01	205,000	6.61	205,000
4 to 5 years	5.37 - 6.82	6.16	55,000	6.16	195,000
5 to 6 years	– - –	–	–	6.82	30,000
6 to 7 years	4.81 - 5.86	5.28	310,000	–	–
7 to 8 years	5.61 - 5.86	5.73	50,000	5.26	285,000
Greater than 8 years	5.42 - 5.42	5.42	30,000	5.62	80,000
Total fixed rate advances	4.70 - 7.40	5.98	1,325,500	6.15	1,520,500
Adjustable-rate advances from FHLB due:					
Within 1 year	1.93 - 2.32	2.11	80,000	6.81	100,000
1 to 2 years	– - –	–	–	6.87	25,000
Greater than 2 years	– - –	–	–	6.58	50,000
Total adjustable rate advances	1.93 - 2.32	2.11	80,000	6.75	175,000
Total advances from FHLB	1.93% - 7.40%	5.76	1,405,500	6.21	1,695,500
Unsecured term bank loan		3.16	55,000	7.72	29,400
Unsecured line of credit		3.06	10,000	7.71	4,000
Total borrowed funds		5.64%	$1,470,500	6.24%	$1,728,900

Federal Home Loan Bank of Chicago Advances. The Bank has adopted a collateral pledge agreement whereby the Bank has agreed to at all times keep on hand, free of all other pledges, liens, and encumbrances, first mortgages with unpaid principal balances aggregating no less than 167% of the outstanding secured advances from the Federal Home Loan Bank ("FHLB") of Chicago. All stock in the FHLB of Chicago is pledged as additional collateral for these advances. At December 31, 2001, the Bank has $80.0 million of adjustable-rate advances that are indexed to the three-month London interbank offering rate ("LIBOR").

Included in FHLB of Chicago advances at December 31, 2001 are $560.0 million of fixed-rate advances with original scheduled maturities of 4 to 10 years, which are callable at the discretion of the FHLB of Chicago as follows: $190.0 million at 5.41% in 2002, $240.0 million at 5.87% in 2003, $80.0 million at 5.35% in 2004 and $50.0 million at 5.56% in 2005. The Bank receives a lower cost of borrowing on such advances than on similar non-callable long-term advances in return for granting the FHLB of Chicago the right to call the advances prior to their final maturity.

Unsecured Term Bank Loan. In 2001, the Company repaid its existing $29.4 million on its unsecured term bank loan, and obtained a $55.0 million unsecured term bank loan in conjunction with its acquisition of Mid Town with a final maturity of December 31, 2008. The loan agreement provides for an interest rate of one, two, three, six or twelve month LIBOR at the option of the borrower plus 110 basis points. At December 31, 2001, the interest rate is currently three-month LIBOR plus 110 basis points. At December 31, 2001, the balance of the unsecured term loan is $55.0 million. Prepayments of principal are allowed without penalty at the end of any repricing period.

Scheduled principal repayments on the unsecured term bank loan are as follows as of December 31, 2001 (in thousands):

December 31,	
2002	$ 4,000
2003	6,000
2004	7,000
2005	8,000
2006	8,000
2007 and thereafter	22,000
	$ 55,000

Unsecured Line of Credit. In conjunction with the term bank loan, the Company also maintains a $40.0 million one year unsecured revolving line of credit, renewable annually on November 30. $10.0 million was outstanding on the line of credit as of December 31, 2001 at one, two, three, six or twelve-month LIBOR plus 1.0%. The financing agreements contain covenants that, among other things, require the Company to maintain a minimum stockholders' equity balance and to obtain certain minimum operating results, as well as requiring the Bank to maintain "well capitalized" regulatory capital levels and certain non-performing asset ratios. In addition, the Company has agreed not to pledge any stock of the Bank or MAF Developments for any purpose. At December 31, 2001, the Company was in compliance with these covenants.

Reverse Repurchase Agreements. The Bank enters into sales of securities under agreements to repurchase the identical securities ("reverse repurchase agreements") with nationally recognized primary securities dealers and are treated as financings. The securities underlying the agreements are delivered to the dealers who arrange the transaction and are reflected as assets. The following table presents certain information regarding reverse repurchase agreements as of and for the periods indicated:

	Year Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Balance at end of period	$ - %	-	9,963
Maximum month-end balance	-	19,813	29,700
Average balance	-	11,354	17,155
Weighted average rate at end of period	-	-	5.86
Weighted average rate on average balance	-	6.23	6.20

At December 31, 2001 and 2000, the bank has no outstanding repurchase agreements.

Interest expense on borrowed funds is summarized as follows for the periods indicated:

	Year Ended December 31,		
	2001	2000	1999
	(In thousands)		
FHLB of Chicago advances	$ 91,851	98,096	65,060
Unsecured term bank loan	1,650	2,258	2,086
Unsecured revolving line of credit	324	510	331
Other borrowings	-	800	1,259
	$ 93,825	101,664	68,736

14. Derivative Financial Instruments

The Bank enters into forward commitments to sell mortgage loans for future delivery as a means of limiting exposure to changing interest rates between the date a loan customer commits to a given rate, or closes the loan, whichever is sooner, and the sale date, which is generally 10 to 60 days after the closing date. These commitments to sell require the Bank to deliver mortgage loans at stated coupon rates within the specified forward sale period, and subject the Bank to risk to the extent the loans do not close. The Bank attempts to mitigate this risk by collecting a non-refundable commitment fee, where possible, and by estimating a percentage of fallout when determining the amount of forward commitments to sell. The following is a summary of the Bank's forward sales commitment activity for the periods indicated:

	Year Ended December 31,		
	2001	2000	1999
	(In thousands)		
Balance at beginning of year	$ 47,943	20,089	112,346
New forward commitments to deliver loans	1,167,118	363,519	310,634
Loans delivered to satisfy forward commitments	(1,019,173)	(335,665)	(402,891)
Balance at end of year	$ 195,888	47,943	20,089

The Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001. Loan commitments and forward sales are valued as derivative instruments with adjustments included in gain on sale of loans at each period end. At December 31, 2001 the net fair value adjustment of locked commitments and forward sales was $(220,000).

The Bank also enters into interest rate futures contracts to hedge its exposure to price fluctuations on firm commitments to originate loans intended for sale, that have not been covered by forward commitments to sell loans for future delivery. Included in gain on sale of mortgage loans for the year ended December 31, 2001, 2000 and 1999 are $(182,000), $(65,000), and $159,000, of net futures gains (losses), respectively, from hedging activities. At December 31, 2001 and 2000, the Bank had $68,000 of net deferred gains, and $(78,000) of net deferred losses on futures contracts, respectively. The following is a summary of the notional amount of interest rate futures contract activity for the periods indicated:

	Year Ended December 31,		
	2001	2000	1999
		(In thousands)	
Balance at beginning of year	$ -	-	1,000
Interest rate futures contracts sold	73,500	35,400	73,700
Interest rate futures contracts closed	(73,500)	(35,400)	(74,700)
Balance at end of year	$ -	-	-

15. Income Taxes

Income tax expense is summarized below:

	Year Ended December 31,		
	2001	2000	1999
		(In thousands)	
Current:			
Federal	$ 20,739	29,866	26,598
State	2,677	1,783	3,107
	23,416	31,649	29,705
Deferred:			
Federal	11,627	477	1,235
State	423	185	270
	12,050	662	1,505
Total income tax expense	$ 35,466	32,311	31,210

Retained earnings at December 31, 2001 include $59.4 million of tax bad debt reserves for which no provision for income taxes has been made. If in the future this amount or a portion thereof, is used for certain purposes other than to absorb losses on bad debts, an income tax liability will be imposed on the amount so used at the then current corporate income tax rate. If deferred taxes were required to be provided on this item, the amount of this deferred tax liability would be approximately $23.5 million.

The reasons for the differences between the effective income tax rate and the corporate federal income tax rate are summarized in the following table:

	Percentage of Income Before Income Taxes Year Ended December 31,		
	2001	2000	1999
Federal income tax rate	35.0%	35.0	35.0
Items affecting effective income tax rate:			
State income taxes, net of federal benefit	2.1	1.4	2.6
Other items, net	.3	-	0.1
Effective income tax rate	37.4%	36.4	37.7

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are presented below:

	December 31,	
	2001	2000
	(In thousands)	
Deferred tax assets:		
Deferred compensation	$ 6,386	4,879
Allowance for loan losses	8,042	7,595
Book versus tax basis of real estate held for sale	90	243
Book versus tax basis of loans receivable	497	373
Other	2,028	1,144
Total deferred tax assets	17,043	14,234
Deferred tax liabilities:		
REIT Dividends	(10,019)	–
Loan origination fees	(1,608)	(3,139)
Excess of tax bad debt reserve over base year amount	(1,017)	(1,515)
Book versus tax basis of land and fixed assets	(4,131)	(2,383)
Book versus tax basis of capitalized servicing	(4,418)	(2,127)
Book versus tax basis of intangible assets	(3,060)	(2,104)
Book versus tax basis of securities	(9,558)	(4,472)
Other	(859)	(494)
Total deferred tax liabilities	(34,670)	(16,234)
Net deferred tax liability	$ (17,627)	(2,000)

16. Regulatory Capital

The Bank is subject to regulatory capital requirements under the Office of Thrift Supervision ("OTS"). Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators, which could have a material impact on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.

Quantitative measures established by the OTS to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (as set forth in the table below) of three capital requirements: a tangible capital (as defined in the regulations) to adjusted total assets ratio, a core capital (as defined) to adjusted total assets ratio, and a risk-based capital (as defined) to total risk-weighted assets ratio. The Bank met all capital adequacy requirements to which it is subject as of December 31, 2001.

The Bank's actual capital amounts and ratios, as well as minimum amounts and ratios required for capital adequacy and prompt corrective action provisions are presented below:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2001:						
Tangible capital (to total assets)	$ 350,825	6.44%	≥$ 81,686	≥1.50%	N/A	
Core capital (to total assets)	$ 350,825	6.44%	≥$163,372	≥3.00%	≥$272,287	≥5.00%
Total capital (to risk-weighted assets)	$ 364,365	11.31%	≥$257,691	≥8.00%	≥$322,114	≥10.00%
Core capital (to risk-weighted assets)	$ 350,825	10.89%	N/A		≥$193,269	≥6.00%
As of December 31, 2000:						
Tangible capital (to total assets)	$ 321,931	6.32%	≥$ 76,408	≥1.50%	N/A	
Core capital (to total assets)	$ 321,931	6.32%	≥$152,816	≥3.00%	≥$254,694	≥5.00%
Total capital (to risk-weighted assets)	$ 336,801	11.98%	≥$224,878	≥8.00%	≥$281,098	≥10.00%
Core capital (to risk-weighted assets)	$ 321,931	11.45%	N/A		≥$168,659	≥6.00

OTS regulations require that in meeting the tangible, core and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities not permissible for a national bank. For the Bank, this includes its $2.1 million investment in NW Financial at December 31, 2001, and $2.4 million at December 31, 2000.

OTS regulations provide various standards under which the Bank may declare and pay dividends to the Company. If the total amount of all dividends, including the proposed dividend, declared by the Bank in any calendar year, does not exceed the Bank's net income of that year to date combined with the retained net income of the preceding two years, the Bank must file a notice of such proposed dividend with the OTS. At December 31, 2001, $35.2 million of the Bank's retained earnings were available for dividend declaration under this standard. Proposed capital distributions in excess of this retained net income standard are not prohibited but are merely subject to greater regulatory review through an application process.

As of December 31, 2001 and 2000, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain a minimum core capital to adjusted total assets, risk-based capital to adjusted risk-weighted assets, and core capital to adjusted risk-weighted assets ratios as set forth in the table above. There are no conditions or events since that notification that management believes have changed the Bank's category.

17. Officer, Director and Employee Benefit Plans

Employee Stock Ownership Plan (ESOP). The Mid America Bank, fsb ESOP covers substantially all employees with more than one year of employment who have attained the age of 21. Contributions to the ESOP by the Bank are currently made to purchase additional common shares of the Company's stock. For the years ended December 31, 2001, 2000 and 1999, total contributions to the ESOP were $1.1 million, $1.0 million, and $960,000, respectively, which were expensed. The ESOP purchased 37,190, 60,078, and 42,308 of the Company's shares for the years ended December 31, 2001, 2000 and 1999, respectively.

Profit Sharing Plan/401(k) Plan. The Mid America Bank, fsb Profit Sharing/401(k) Plan allows employees to make pre-tax contributions of up to 15% of their compensation and after-tax contributions of up to 10% of compensation, subject to certain limitations. The Bank matches the pre-tax contributions of employees at a rate equal to 35%, up to a $1,200 maximum matching contribution per employee. The Bank, at its discretion, may make additional contributions. Employees' contributions vest immediately while the Bank's contributions vest gradually based on an employee's years of service. The Bank made discretionary and matching contributions of $1.0 million, $1.0 million, and $960,000, for the years ended December 31, 2001, 2000, and 1999, respectively.

Stock Option Plans. The Company and its shareholders have adopted stock option plans for the benefit of employees and directors of the Bank.

The number of shares of common stock authorized under the combination of the MAF Bancorp 1990 Incentive Stock Option Plan and the MAF Bancorp 2000 Stock Option Plan ("Incentive Plans") is 4,027,791. Under each of these plans, the option exercise price must be at least 100% of the fair market value of the common stock on the date of grant, and the option term cannot exceed 10 years. A summary of the stock option activity and related information in these Incentive Plans follows:

	Year Ended December 31,					
	2001		2000		1999	
	Shares	Average Exercise Price	Shares	Average Exercise Price	Shares	Average Exercise Price
Beginning of year	1,218,955	$ 20.01	1,578,677	$ 16.02	1,293,676	$ 7.72
Granted	948,250	27.20	22,750	18.19	679,325	24.20
Exercised	(36,253)	17.10	(364,282)	2.38	(384,264)	2.32
Cancelled	(11,780)	24.91	(18,190)	24.18	(10,060)	25.11
End of year	2,119,172	$ 23.25	1,218,955	$ 20.01	1,578,677	$ 16.02
Options exercisable	1,133,472	20.42	790,519	18.08	878,889	9.94
Fair value of options granted during year		$ 11.52		$ 6.95		$ 9.88

At December 31, 2001, options for 1,022,434 shares were available for grant under the Incentive Plans, which includes additions to the available shares of 193,126, representing shares surrendered in connection with stock option exercises. Cancelled shares also increase the number of shares available for grant under the Incentive Plans.

The number of shares of common stock authorized under the MAF Bancorp, Inc. 1993 Premium Price Stock Option Plan is 556,875. The option exercise price equals 133% of the fair market value of the common stock on the date of grant with respect to executive officers, 110% with respect to directors and 100% with respect to non-executive employees. The option term cannot exceed 10 years. A summary of the stock option activity and related information in the Premium Plan follows:

	Year Ended December 31,					
	2001		2000		1999	
	Shares	Average Exercise Price	Shares	Average Exercise Price	Shares	Average Exercise Price
Beginning of year	517,359	$ 19.57	519,359	$ 19.54	416,612	$ 16.54
Granted	-	-	-	-	102,747	31.71
Exercised	(17,989)	13.81	(2,000)	11.78	-	-
End of year	499,370	$ 19.78	517,359	$ 19.57	519,359	$ 19.54
Options exercisable	499,370	19.78	517,359	19.57	519,359	19.54
Fair value of options granted during year		$ -		$ -		$ 7.96

At December 31, 2001, no options were available for grant under the Premium Plan.

In conjunction with the Company's acquisitions, certain stock options owned by individuals of the acquired institutions were carried over into stock options of the Company based on the transactions' exchange ratios. The values of these stock options were included in the purchase price of the transactions as well as in additional paid-in capital in the consolidated statements of financial condition.

A summary of the activity in these carryover stock options is as follows:

	Year Ended December 31,					
	2001		2000		1999	
	Shares	Average Exercise Price	Shares	Average Exercise Price	Shares	Average Exercise Price
Beginning of year	82,069	$ 4.78	141,066	$ 4.51	282,603	$ 4.80
Carryover options issued	-	-	-	-	-	-
Exercised	-	-	(58,997)	4.14	(141,537)	5.09
End of year	82,069	$ 4.78	82,069	$ 4.78	141,066	$ 4.51
Options exercisable	82,069	$ 4.78	82,069	$ 4.78	141,066	$ 4.51

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted-Average Remaining Life (yrs.)	Weighted-Average Exercise Price	Options Exercisable	Weighted-Average Exercise Price
$ 3.77 to $12.43	468,093	1.99	$ 8.20	468,093	$ 8.20
14.33 to 23.47	812,551	6.56	20.27	649,308	19.81
25.22 to 35.99	1,419,967	8.68	27.63	597,510	27.97
	2,700,611	6.89	$ 22.05	1,714,911	$ 19.48

The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below:

		Year Ended December 31,		
		2001	2000	1999
		(Dollars in thousands, except per share data)		
Net income	As reported	$ 59,475	56,559	51,545
	Pro-forma	55,949	53,780	49,196
Basic earnings per share	As reported	2.62	2.43	2.13
	Pro-forma	2.47	2.31	2.03
Diluted earnings per share	As reported	2.56	2.40	2.07
	Pro-forma	$ 2.47	2.27	1.97

The fair value of each option grant is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants during the years ended December 31, 2001, 2000, and 1999, respectively: dividend yield of 1.63%, 2.21%, and 1.37%; expected volatility of 32.7%, 27.8%, and 26.7%; risk-free interest rates of 5.09%, 6.28%, and 5.51%; expected life of 10 years for each period.

Stock Option Gain Deferral Plan. The MAF Bancorp, Inc. Stock Option Gain Deferral Plan ("Gain Deferral Plan") was adopted during 1999. The Gain Deferral Plan combines traditional deferred compensation arrangements with stock option exercise transactions by allowing designated executive officer participants (currently two) to defer to a future date, the receipt of shares representing the value of underlying MAF Bancorp stock options. The Company's obligation to issue the deferred MAF Bancorp shares in the future is recorded in stockholders' equity as the product of the number of shares to be issued multiplied by the exercise price of the related stock options. Dividends paid on MAF Bancorp shares deferred through the Gain Deferral Plan are recorded as compensation expense.

Supplemental Executive Retirement Plan. The Bank sponsors a supplemental executive retirement plan ("SERP") for the purpose of providing certain retirement benefits to executive officers and other corporate officers approved by the Board of Directors. The annual retirement plan benefit under the SERP is calculated equal to 2% of final average salary times the years of service after 1994, or such later date that a participant enters the plan. In most cases, ten additional years of service are credited to participants in the event of a change in control transaction although in no event may total years of service exceed 20 years. The maximum annual retirement benefit payable is equal to 40% of final average salary. Benefits are payable in various forms in the event of retirement, death, disability and separation from service, subject to certain conditions defined in the plan. The SERP also provides for certain death benefits to the extent such amounts exceed a participant's accrued benefit at the time of death. The plan is unfunded, however, the Company funds life insurance policies that may be used to satisfy obligations of the SERP.

The following table sets forth the change in benefit obligations and the related assumptions for the SERP for the periods indicated:

	Year Ended December 31,		
	2001	2000	1999
		(In thousands)	
Projected benefit obligation - beginning of year	$ 2,209	1,552	1,298
Service cost	431	351	386
Interest cost	169	125	96
Actuarial (gains) losses	156	186	(223)
Benefits paid	(5)	(5)	(5)
Projected benefit obligation - end of year	$ 2,960	2,209	1,552
Funded status	(2,960)	(2,209)	(1,552)
Unrecognized (gain) loss	300	143	(42)
Prepaid (accrued) benefit cost	$ (2,660)	(2,066)	(1,594)
Weighted average assumptions:			
Discount rate	7.50%	8.00	7.00
Rate of compensation increase	5.00	5.00	5.00

The following sets forth the components of the net periodic benefit cost related to the SERP:

	Year Ended December 31,		
	2001	2000	1999
		(In thousands)	
Service cost	$ 431	351	386
Interest cost	169	125	96
Unrecognized net (gain) loss	–	–	10
Net periodic benefit cost	$ 600	476	492

18. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Bank is a party to various financial instruments with off-balance sheet risk in the normal course of its business. These instruments include commitments to extend credit, standby letters of credit, and forward commitments to sell loans. These financial instruments carry varying degrees of credit and interest-rate risk in excess of amounts recorded in the financial statements.

Commitments to originate and purchase loans of $478.9 million at December 31, 2001, represent amounts which the Bank plans to fund within the normal commitment period of 30 to 90 days of which $335.4 million were fixed-rate, with rates ranging from 5.00% to 8.375%, and $143.5 million were adjustable-rate loans. Because the credit worthiness of each customer is reviewed prior to extension of the commitment, the Bank adequately controls their credit risk on these commitments, as it does for loans recorded on the balance sheet. As part of its effort to control interest-rate risk on these commitments, the Bank generally sells fixed-rate mortgage loan commitments, for future delivery, at a specified price and at a specified future date. Such commitments for future delivery present a risk to the Bank, in the event it cannot deliver the loans during the delivery period. This could lead to the Bank being charged a fee for non-performance, or being forced to reprice the mortgage loans at a lower rate, causing a loss to the Bank. The Bank seeks to mitigate this potential loss by charging potential borrowers, at the time of application, a fee to fix the interest rate, or by requiring the interest rate to float at market rates until shortly before closing. At December 31, 2001, forward commitments to sell mortgage loans for future delivery were

$195.9 million, of which $161.1 million are related to loans held for sale, and $34.8 million are unfunded as of December 31, 2001.

The Bank has approved, but unused, home equity lines of credit of $254.7 million at December 31, 2001. Approval of equity lines is based on underwriting standards that generally do not allow total borrowings, including the equity line of credit to exceed 80% of the current appraised value of the customer's home, which is similar to guidelines used when the Bank originates first mortgage loans, and are a means of controlling its credit risk on the loan. However, the Bank offers home equity lines of credit up to 100% of the home's current appraised value, less existing liens, at a commensurately higher interest rate. In addition, the Bank has $11.1 million in approved but unused commercial business lines.

At December 31, 2001, the Bank had standby letters of credit totaling $15.5 million. Two of these standby letters of credit total $13.3 million, and enhance a developer's industrial revenue bond financings of commercial real estate in the Bank's market. At December 31, 2001, the Bank had pledged mortgage-backed securities and investment securities with an aggregate carrying value and fair value of $22.6 million and $23.8 million respectively, as collateral for these two standby letters of credit. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in these transactions is essentially the same as that involved in extending a loan to a customer, as performance under the letters of credit creates a first position lien in favor of the Bank. Additionally, at December 31, 2001, the Company had standby letters of credit totaling $9.0 million, which ensure the completion of land development improvements on behalf of MAF Developments, Inc.

The contractual amounts of credit-related financial instruments such as commitments to extend credit, and letters of credit, represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless. At December 31, 2001, the Bank had $6.6 million of credit risk on loans sold. Additionally, the Bank had a $2.6 million layer of credit risk related to loans with insurance in force.

In addition to financial instruments with off-balance sheet risk, the Bank is exposed to varying risks with concentrations of credit. Concentrations of credit include significant lending activities in specific geographical areas and large extensions of credit to individual borrowers. The Bank's loan portfolio primarily consists of loans within its market area. At December 31, 2001 and 2000, loans representing 94.3% and 94.1%, respectively, of the Bank's total loans receivable were located in the State of Illinois.

19. Parent Company Only Financial Information

The information as of December 31, 2001, and 2000, and for the years ended December 31, 2001, 2000, and 1999, presented below should be read in conjunction with the other Notes to Consolidated Financial Statements.

Condensed Statements of Financial Condition	December 31, 2001	December 31, 2000
	(In thousands)	
Assets:		
Cash and cash equivalents	$ 8,027	2,940
Investment securities	8,808	8,957
Equity in net assets of subsidiaries	488,349	410,777
Other assets	2,879	3,861
	$ 508,063	426,535
Liabilities and Stockholders' Equity:		
Liabilities:		
Borrowed funds	$ 65,000	33,400
Accrued expenses	7,190	5,406
Total liabilities	72,190	38,806
Stockholders' equity:		
Common stock	254	254
Additional paid-in capital	201,468	198,068
Retained earnings, substantially restricted	286,742	237,867
Stock in Gain Deferral Plan	511	511
Accumulated other comprehensive income	3,672	1,435
Treasury stock	(56,774)	(50,406)
Total stockholders' equity	435,873	387,729
	$ 508,063	426,535

MAF Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements - (Continued)

Condensed Statements of Operations	Year Ended December 31, 2001	2000	1999
		(In thousands)	
Dividend income from subsidiaries	$ 54,084	20,000	35,000
Interest income	643	564	1,360
Interest expense	1,978	2,775	2,436
Net interest and dividend income	52,749	17,789	33,924
Gain on sale of investments, net	472	256	1,330
Non-interest expense	2,017	1,911	1,872
Net income before income tax benefit and equity in undistributed earnings of subsidiaries	51,204	16,134	33,382
Income tax benefit	(1,173)	(1,595)	(743)
Net income before equity in undistributed earnings of subsidiaries	52,377	17,729	34,125
Equity in undistributed earnings of subsidiaries	7,098	38,830	17,420
Net income	$ 59,475	56,559	51,545

Condensed Statements of Cash Flows	Year Ended December 31, 2001	2000	1999
		(In thousands)	
Operating activities:			
Net income	$ 59,475	56,559	51,545
Equity in undistributed earnings of subsidiaries	(7,098)	(38,830)	(17,420)
Gain on sale of investment securities	(472)	(256)	(1,330)
Net decrease (increase) in other assets and liabilities, net of effects from acquisitions	377	4,932	(1,816)
Net cash provided by operating activities	52,282	22,405	30,979
Investing activities:			
Proceeds from sale of investment securities	4,104	2,201	7,036
Loans to subsidiaries less repayments	109	-	-
Purchases of investment securities	(2,735)	(1,631)	(2,676)
Payment for acquisitions, net of cash acquired	(53,904)	-	-
Net cash provided by (used in) investing activities	(52,426)	570	4,360
Financing activities:			
Proceeds from exercise of stock options	832	221	893
Proceeds from borrowings	71,000	15,000	21,000
Repayment of borrowings	(39,400)	(11,500)	(24,100)
Purchase of treasury stock	(17,301)	(19,071)	(35,147)
Cash dividends paid	(9,900)	(8,822)	(7,610)
Net cash provided by (used in) financing activities	5,231	(24,172)	(44,964)
Increase (decrease) in cash and cash equivalents	5,087	(1,197)	(9,625)
Cash and cash equivalents at beginning of year	2,940	4,137	13,762
Cash and cash equivalents at end of year	$ 8,027	2,940	4,137

20. Segment Information

The Company utilizes the "management approach" for segment reporting. This approach is based on the way that a chief decision maker for the Company organizes segments for making operating decisions and assessing performance.

The Company operates two separate lines of business. The Bank operates primarily as a retail consumer bank, participating in mortgage loan portfolio lending, deposit gathering and offering other financial services mainly to individuals. Land development consists primarily of acquiring, obtaining necessary zoning and regulatory approvals and improving of raw land into developed residential lots for resale to builders. Selected segment information is included in the table below:

	Year Ended December 31, 2001			
	Retail Banking	Land Development	Eliminations	Consolidated Total
	(In thousands)			
Interest income	$ 345,767	-	(31)	345,736
Interest expense	214,321	199	(31)	214,489
Net interest income (expense)	131,446	(199)	-	131,247
Non-interest income	35,634	11,484	-	47,118
Non-interest expense	82,547	877	-	83,424
Income before income taxes	84,533	10,408	-	94,941
Income tax expense	31,338	4,128	-	35,466
Net income	$ 53,195	6,280	-	59,475
Average assets	$ 5,203,707	10,768	-	5,214,475

	Year Ended December 31, 2000			
	Retail Banking	Land Development	Eliminations	Consolidated Total
	(In thousands)			
Interest income	$ 343,319	-	(216)	343,103
Interest expense	217,173	216	(216)	217,173
Net interest income	126,146	(216)	-	125,930
Provision for loan losses	1,500	-	-	1,500
Net interest income after provision	124,646	(216)	-	124,430
Non-interest income	27,907	9,536	-	37,443
Non-interest expense	72,251	752	-	73,003
Income before income taxes	80,302	8,568	-	88,870
Income tax expense	28,912	3,399	-	32,311
Net income	$ 51,390	5,169	-	56,559
Average assets	$ 4,936,570	11,662	-	4,948,232

	Year Ended December 31, 1999			
	Retail Banking	Land Development	Eliminations	Consolidated Total
	(In thousands)			
Interest income	$ 286,457	-	(1,365)	285,092
Interest expense	168,401	1,365	(1,365)	168,401
Net interest income	118,056	(1,365)	-	116,691
Provision for loan losses	1,100	-	-	1,100
Net interest income after provision	116,956	(1,365)	-	115,591
Non-interest income	25,214	9,630	-	34,844
Non-interest expense	66,885	795	-	67,680
Income before income taxes	75,285	7,470	-	82,755
Income tax expense	28,247	2,963	-	31,210
Net income	$ 47,038	4,507	-	51,545
Average assets	$ 4,259,190	24,501	-	4,283,691

21. Fair Values of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires the disclosure of estimated fair values of all asset, liability and off-balance sheet financial instruments. The estimated fair value amounts under SFAS No.107 have been determined as of a specific point in time utilizing available market information, assumptions and appropriate valuation methodologies. Accordingly, the estimated fair values presented herein are not necessarily representative of the underlying value of the Company. Rather the disclosures are limited to reasonable estimates of the fair value of only the Company's financial instruments. The use of assumptions and various valuation techniques, as well as the absence of secondary markets for certain financial instruments, will likely reduce the comparability of fair value disclosures between financial institutions. The Company does not plan to sell most of its assets or settle most of its liabilities at these fair values.

The estimated fair values of the Company's financial instruments as of December 31, 2001 and 2000 are set forth in the following table below.

	December 31, 2001		December 31, 2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Financial assets:				
Cash and cash equivalents	$ 224,672	224,672	270,520	270,520
Investment securities	487,542	487,542	271,902	272,559
Mortgage-backed securities	140,897	142,158	104,385	103,221
Loans receivable	4,447,575	4,553,845	4,328,114	4,353,349
Interest receivable	28,761	28,761	27,888	27,888
Total financial assets	$ 5,329,447	5,436,978	5,002,809	5,027,537
Financial liabilities:				
Non-maturity deposits	$ 1,841,016	1,841,016	1,359,103	1,359,103
Deposits with stated maturities	1,716,981	1,736,553	1,615,110	1,619,670
Borrowed funds	1,470,500	1,535,300	1,728,900	1,741,300
Interest payable	7,153	7,153	9,314	9,314
Total financial liabilities	$ 5,035,650	5,120,022	4,712,427	4,729,387

The following methods and assumptions are used by the Company in estimating the fair value amounts for its financial instruments.

Cash and cash equivalents. The carrying value of cash and cash equivalents approximates fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

Investment securities and mortgage-backed securities. The fair value of these financial instruments were estimated using quoted market prices, when available. If quoted market prices were not available, fair value was estimated using quoted market prices for similar assets. The fair value of FHLB of Chicago stock is based on its redemption value.

Loans receivable. The fair value of loans receivable held for investment is estimated based on contractual cash flows adjusted for prepayment assumptions, discounted using the current rate at which similar loans would be made to borrowers with similar credit ratings and remaining terms to maturity. The fair value of mortgage loans held for sale are based on estimated values that could be obtained in the secondary market.

Interest receivable and payable. The carrying value of interest receivable, net of the reserve for uncollected interest, and interest payable approximates fair value due to the relatively short period of time between accrual and expected realization.

Deposits. The fair value of deposits with no stated maturity, such as demand deposit, passbook savings, NOW and money market accounts, are disclosed as the amount payable on demand. The fair value of fixed-maturity deposits is the present value of the contractual cash flows discounted using interest rates currently being offered for deposits with similar remaining terms to maturity.

Borrowed funds. The fair value of FHLB of Chicago advances and reverse repurchase agreements is the present value of the contractual cash flows, discounted by the current rate offered for similar remaining maturities. The carrying value of the unsecured term bank loan approximates fair value due to the short term to repricing and adjustable rate nature of the loan.

Commitments to extend credit and standby letters of credit. The fair value of commitments to extend credit is estimated based on current levels of interest rates versus the committed rates. As of December 31, 2001 and 2000, the fair value of the Bank's mortgage loan commitments of $478.9 million and $320.7 million, respectively, was $(2.0) million and $5.8 million, respectively, which represents the differential between the committed value and value at current rates. The fair value of the standby letters of credit approximate the recorded amounts of related fees and are not material at December 31, 2001 and 2000.

22. Selected Quarterly Financial Data (Unaudited)

The following are the consolidated results of operations on a quarterly basis:

	Year Ended December 31, 2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands, except per share amounts)			
Interest income	$ 89,147	87,907	85,301	83,381
Interest expense	56,649	56,056	53,010	48,774
Net interest income	32,498	31,851	32,291	34,607
Provision for loan losses	-	-	-	-
Net interest income after provision for loan losses	32,498	31,851	32,291	34,607
Net gain on sale of assets	1,036	2,443	2,970	3,466
Income from real estate operations	3,349	1,321	799	6,015
Other non-interest income	5,474	6,737	6,323	7,185
Non-interest expense	19,948	20,247	20,734	22,495
Income before income taxes	22,409	22,105	21,649	28,778
Income tax expense	8,331	8,225	8,002	10,908
Net income	$ 14,078	13,880	13,647	17,870
Basic earnings per share	$ .61	.61	.61	.79
Diluted earnings per share	$ .60	.60	.59	.77
Cash dividends declared per share	$ .10	.12	.12	.12
Stock price information:				
High	$ 29.00	31.25	32.73	30.25
Low	24.81	25.69	24.30	26.10
Close	27.38	30.70	28.66	29.50

	Year Ended December 31, 2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands, except per share amounts)			
Interest income	$ 80,091	84,631	88,310	90,071
Interest expense	49,548	52,570	56,475	58,580
Net interest income	30,543	32,061	31,835	31,491
Provision for loan losses	300	300	500	400
Net interest income after provision for loan losses	30,243	31,761	31,335	31,091
Net gain (loss) on sale of assets	262	(421)	4,586	937
Income from real estate operations	2,475	2,701	2,625	1,735
Other non-interest income	5,022	5,538	5,975	6,008
Non-interest expense	17,686	17,997	18,438	18,882
Income before income taxes	20,316	21,582	26,083	20,889
Income tax expense	7,207	7,911	9,570	7,623
Net income	$ 13,109	13,671	16,513	13,266
Basic earnings per share	$ .55	.59	.71	.57
Diluted earnings per share	$ .55	.58	.71	.57
Cash dividends declared per share	$ .09	.10	.10	.10
Stock price information:				
High	$ 21.00	19.94	25.00	30.00
Low	15.50	15.50	17.88	20.50
Close	16.19	18.19	24.88	28.44

Independent Auditors' Report

The Board of Directors
MAF Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of MAF Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MAF Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chicago, Illinois
January 25, 2002

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

Information regarding directors of the registrant is included in the registrant's proxy statement under the heading "Election of Directors" and the information included therein is incorporated herein by reference. Information regarding the executive officers of the registrant included in this Form 10-K is included in "Item 1. Business." Information regarding beneficial ownership reporting compliance is included in the registrant's proxy statement under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" and the information included therein is incorporated by reference.

Item 11. Executive Compensation

Information regarding compensation of executive officers and directors is included in the registrant's proxy statement under the headings "Directors Compensation," "Executive Compensation - Summary Compensation Table," "Executive Compensation - Compensation Committee Interlocks and Insider Participation," "Employment and Special Termination Agreements," "Supplemental Executive Retirement Plan," "Option Plans," and "Long Term Incentive Plan," and the information included therein is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information regarding security ownership of certain beneficial owners and management is included in the registrant's proxy statement under the headings "Voting Securities," and "Security Ownership of Certain Beneficial Owners," and "Information With Respect to Nominees, Continuing Directors and Others," and the information included therein is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

Information regarding certain relationships and related transactions is included in the registrant's proxy statement under the heading "Transactions with Certain Related Persons," and the information included therein is incorporated herein by reference.

PART IV

Item 14. Exhibits, Financial Statements Schedules and Reports on Form 8-K

(a)(1) Financial Statements

The following consolidated financial statements of the registrant and its subsidiaries are filed as a part of this document under "Item 8. Financial Statements and Supplementary Data."

Consolidated Statements of Financial Condition at December 31, 2001 and 2000.

Consolidated Statements of Operations for the years ended December 31, 2001, 2000 and 1999.

Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2001, 2000 and 1999.

Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999.

Notes to Consolidated Financial Statements.

Independent Auditors' Report.

(a)(2) Financial Statement Schedules

All schedules are omitted because they are not required or are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(a)(3) Exhibits

The following exhibits are either filed as part of this report or are incorporated herein by reference:

Exhibit No. 3. Certificate of Incorporation and By-laws.

3.1 Restated Certificate of Incorporation. (Incorporated herein by reference to Exhibit 3.1 to Registrant's Form 8-K dated December 19, 2000).

3.2 Amended and Restated By-laws of Registrant. (Incorporated herein by reference to Exhibit No. 3 to Registrant's March 31, 2001 Form 10-Q).

Exhibit No. 10. Material Contracts

10.1 Mid America Bank, fsb Management Recognition and Retention Plan and Trust Agreement. (Incorporated herein by reference to Exhibit No. 10 to Registrant's June 30, 1992 Form 10-K).*

10.2 MAF Bancorp, Inc. 1990 Incentive Stock Option Plan, as amended. (Incorporated herein by reference to Exhibit No. 10 to Registrant's June 30, 1999 Form 10-Q and to Exhibit A to Registrant's Proxy Statement, dated March 23, 1998, relating to the 1998 Annual Meeting of Shareholders, File No. 0-18121).*

10.3 Amendment dated May 23, 2000 to the MAF Bancorp, Inc. 1990 Incentive Stock Option Plan, as amended. (Incorporated herein by reference to Exhibit No. 10 to Registrant's December 31, 2000 Form 10-K).*

10.4 MAF Bancorp, Inc. 1993 Amended and Restated Premium Price Stock Option Plan. (Incorporated herein by reference to Exhibit No. 10 to Registrant's June 30, 1999 Form 10-Q and to Exhibit No. 10 to Registrant's December 31, 1998 Form 10-K). *

10.5 Amendment dated May 23, 2000 to the MAF Bancorp, Inc. 1993 Amended and Restated Premium Price Stock Option Plan. (Incorporated herein be reference to Exhibit No. 10 to Registrant's December 31, 2000 Form 10-K).*

10.6 Credit Agreement dated as of November 30, 2001, between MAF Bancorp, Inc. and Harris Trust and Savings Bank.

10.7 Mid America Federal Savings and Loan Association Deferred Compensation Trust Agreement. (Incorporated herein by reference to Exhibit No. 10 to Registrant's June 30, 1990 Form 10-K).*

10.8 Amendment dated May 16, 2001 to the Mid America Bank, fsb Deferred Compensation Trust Agreement. (Incorporated herein by reference to Exhibit No. 10 to Registrant's June 30, 2001 Form 10-Q).*

10.9 Mid America Bank, fsb Directors' Deferred Compensation Plan. (Incorporated herein by reference to Exhibit No. 10 to Registrant's December 31, 1997 Form 10-K).*

10.10 Mid America Bank, fsb Executive Deferred Compensation Plan. (Incorporated herein by reference to Exhibit No. 10 to Registrant's December 31, 1997 Form 10-K).*

10.11 MAF Bancorp, Inc. Executive Annual Incentive Plan. (Incorporated herein by reference to Exhibit No. 10 to Registrant's June 30, 1994 Form 10-K).*

10.12 Amendment dated January 30, 2001 to the MAF Bancorp, Inc. Executive Annual Incentive Plan. (Incorporated herein by reference to Exhibit No. 10 to Registrant's December 31, 2000 Form 10-K).*

10.13 MAF Bancorp, Inc. Shareholder Value Long-Term Incentive Plan, as amended. (Incorporated herein by reference to Exhibit No. 10 to Registrant's December 31, 1999 Form 10-K).*

10.14 Amendment dated January 30, 2001 to the MAF Bancorp, Inc. Shareholder Value Long-Term Incentive Plan, as amended. (Incorporated herein by reference to Exhibit No. 10 to Registrant's December 31, 2000 Form 10-K).*

10.15 Mid America Bank, fsb Supplemental Executive Retirement Plan, as amended. (Incorporated herein by reference to Exhibit No. 10 to Registrant's December 31, 1998 Form 10-K).*

10.16 Amendment dated March 27, 2001 to the Mid America Bank, fsb Supplemental Executive Retirement Plan, as amended. (Incorporated herein by reference to Exhibit No. 10 to Registrant's March 31, 2001 Form 10-Q).*

10.17 Form of Employment Agreement, as amended, between MAF Bancorp, Inc. and Allen Koranda, Kenneth Koranda and Jerry Weberling. *

10.18 Form of Employment Agreement, as amended, between Mid America Bank, fsb and Allen Koranda, Kenneth Koranda and Jerry Weberling. *

10.19 Employment Agreement, as amended, between David C. Burba and MAF Bancorp, Inc. (Incorporated herein by reference to Exhibit No. 10 to Registrant's December 31, 1999 Form 10-K).*

10.20 Amendment dated October 19, 2001 to the Employment Agreement, as amended, between David C. Burba and MAF Bancorp, Inc. and the Agreement Regarding Post-Employment Restrictive Covenants between MAF Bancorp, Inc., Mid America Bank, fsb and David C. Burba.*

10.21 Form of Special Termination Agreement, as amended, between MAF Bancorp, Inc., and Kenneth Rusdal and various officers.*

10.22 Form of Special Termination Agreement, as amended, between Mid America Bank, fsb, and Kenneth Rusdal and various officers.*

10.23 Agreement Regarding Post-Employment Restrictive Covenants between MAF Bancorp, Inc., Mid America Bank, fsb and David C. Burba. (Incorporated herein by reference to Exhibit No. 10 to Registrant's December 31, 1998 Form 10-K). *

10.24 Westco Bancorp, Inc. 1992 Incentive Stock Option Plan, as amended (Incorporated herein by reference to the Post-Effective Amendment No. 1 to Form S-8 Registration Statement filed by Westco Bancorp, Inc. with the Commission on March 17, 1995, Registration Statement No. 33-54764 and to Exhibit 99.2 to the Registrant's Post-Effective Amendment No. 1 on Form S-8 to Form S-4, Registration Statement No. 333-66693).*

10.25 MAF Bancorp, Inc. Stock Option Gain Deferral Plan (Incorporated herein by reference to Exhibit No. 10 to Registrant's June 30, 1999 Form 10-Q).*

10.26 Amendment dated March 27, 2001 to the MAF Bancorp, Inc. Stock Option Gain Deferral Plan (Incorporated herein by reference to Exhibit No. 10 to Registrant's March 31, 2001 Form 10-Q).*

10.27 Amendment dated February 26, 2002 to the MAF Bancorp, Inc. Stock Option Gain Deferral Plan.*

10.28 MAF Bancorp, Inc. Stock Option Gain Deferral Plan Trust Agreement (Incorporated herein by reference to Exhibit No. 10 to Registrant's September 30, 1999 Form 10-Q).*

10.29 Amendment dated May 16, 2001 to the MAF Bancorp, Inc. Stock Option Gain Deferral Plan Trust Agreement (Incorporated herein by reference to Exhibit No. 10 to Registrant's June 30, 2001 Form 10-Q).*

10.30 MAF Bancorp, Inc. 2000 Stock Option Plan (Incorporated herein by reference to Exhibit B filed as part of Registrant's Proxy Statement dated March 23, 2001, relating to the 2001 Annual Meeting of Shareholders, File No. 0-18121).*

---

* Indicates management contracts or compensatory plans or arrangements required to be filed as an exhibit.

Exhibit No. 11. Statement re: Computation of Per Share Earnings for the periods indicated:

		Year Ended December 31,		
		2001	2000	1999
Net income	$	59,475,000	56,559,000	51,545,000
Weighted average common shares outstanding		22,691,053	23,311,135	24,253,946
Basic earnings per share	$	2.62	2.43	2.13
Weighted average common shares outstanding		22,691,053	23,311,135	24,253,946
Common stock equivalents due to dilutive effect of stock options		504,270	275,457	676,667
Total weighted average common shares and equivalents outstanding for diluted computation		23,195,323	23,586,592	24,930,613
Diluted earnings per share	$	2.56	2.40	2.07

Exhibit No. 12. Statements re: Computation of ratio of earnings to fixed charges.

Exhibit No. 21. Subsidiaries of the Registrant

A list of the Company's and the Bank's subsidiaries is included as an exhibit to this report.

Exhibit No. 23. Consent of KPMG LLP

Exhibit No. 24. Power of Attorney (Included on Signature Page)

(b) Reports on Form 8-K

On October 18, 2001, MAF Bancorp, Inc. announced its 2001 third quarter earnings results.

On December 3, 2001, MAF Bancorp, Inc. announced the consummation of the merger between MAF Bancorp, Inc. and Mid Town Bancorp, Inc.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAF Bancorp, Inc.
(Registrant)

By: /s/ Allen H. Koranda
Allen H. Koranda
Chairman of the Board and
Chief Executive Officer

March 8, 2002
(Date)

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Allen H. Koranda or Kenneth Koranda or either of them, his true and lawful attorney-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming said attorneys-in-fact and agents or their substitutes or substitute may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Allen H. Koranda Allen H. Koranda Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 8, 2002 (Date)
By: /s/ Jerry A. Weberling Jerry A. Weberling Executive Vice President and Chief Financial Officer and Director (Principal Financial Officer)	March 8, 2002 (Date)
By: /s/ Christine Roberg Christine Roberg First Vice President and Controller (Principal Accounting Officer)	March 8, 2002 (Date)

By: /s/ Robert Bowles, M.D.
Robert Bowles, M.D.
Director

March 8, 2002
(Date)

By: /s/ David C. Burba
David C. Burba
Director

March 8, 2002
(Date)

By: /s/ Terry Ekl
Terry Ekl
Director

March 8, 2002
(Date)

By: /s/ Joe F. Hanauer
Joe F. Hanauer
Director

March 8, 2002
(Date)

By: /s/ Kenneth Koranda
Kenneth Koranda
Director

March 8, 2002
(Date)

By: /s/ Henry Smogolski
Henry Smogolski
Director

March 8, 2002
(Date)

By: /s/ F. William Trescott
F. William Trescott
Director

March 8, 2002
(Date)

By: /s/ Lois B. Vasto
Lois B. Vasto
Director

March 8, 2002
(Date)

By: /s/ Andrew J. Zych
Andrew J. Zych
Director

March 8, 2002
(Date)

CORPORATE INFORMATION

Stock Price Information

MAF Bancorp, Inc.'s common stock is listed on the Nasdaq Stock Market under the symbol MAFB. For a history of stock prices and dividend payments, please refer to Part II, Item 5, of Form 10-K.

Investor Information

Shareholders, investors and analysts interested in additional information about MAF Bancorp, Inc. may contact Jerry Weberling, Chief Financial Officer, or Michael Janssen, Senior Vice President, at the corporate offices.

Annual Meeting of Shareholders

The Annual Meeting of Shareholders of MAF Bancorp, Inc. will be held at Marie's Ashton Place, 341 West 75th Street, Willowbrook, Illinois, on May 1, 2002, at 10am. All shareholders are cordially invited to attend.

Stock Services

Inquiries regarding stock transfer, registration, lost certificates or changes of name and address should be directed to the stock transfer agent and registrar by writing: Computershare Investor Services LLC, Post Office Box A3504, Chicago, Illinois 60690-3504, by calling (312) 360-5189, or by accessing Computershare's website at www.computershare.com.

Community Reinvestment Act

Mid America Bank subscribes to a well-established policy of helping to meet the credit needs of our local communities, consistent with safe and sound lending practices, in accordance with the Community Reinvestment Act (CRA). For additional information, contact Sharon Wheeler, Senior Vice President and CRA Officer.

Website

For your convenience, you can view MAF Bancorp's current financial information and press releases from our website at www.mafbancorp.com. You can also visit the website of Mid America Bank at www.midamericabank.com for important *information about bank products and services.*

EQUAL HOUSING LENDER

Corporate Offices

MAF Bancorp, Inc.
55th Street & Holmes Avenue
Clarendon Hills, IL 60514
(630) 325-7300

Branch Locations

Berwyn

6650 West Cermak Road
Berwyn, IL 60402
(708) 780-3500

6620 West Ogden Avenue
Berwyn, IL 60402
(708) 222-6200

Broadview

Located in Super Kmart
800 Broadview Village Square
Broadview, IL 60155
(708) 387-3055

Burbank

4900 West 87th Street
Burbank, IL 60459
(708) 229-7340

Burr Ridge

90 Burr Ridge Parkway
Burr Ridge, IL 60527
(630) 920-6600

Chicago

5075 South Archer Avenue
Chicago, IL 60632
(773) 884-7100

3844 West Belmont Avenue
Chicago, IL 60618
(773) 481-4000

3020 North Broadway
Chicago, IL 60657
(773) 665-5000

2021 North Clark Street
Chicago, IL 60614
(773) 665-5000

1955 North Damen Avenue
Chicago, IL 60647
(773) 665-5000

1830 West Fullerton Avenue
Chicago, IL 60614
(773) 665-5000

6401 North Harlem Avenue
Chicago, IL 60631
(773) 594-2580

6333 North Milwaukee Avenue
Chicago, IL 60646
(773) 467-2850

2300 North Western Avenue
Chicago, IL 60647
(773) 782-2900

Cicero

4830 West Cermak Road
Cicero, IL 60804
(708) 656-7770

5900 West Cermak Road
Cicero, IL 60804
(708) 863-6700

Clarendon Hills

55th Street & Holmes Avenue
Clarendon Hills, IL 60514
(630) 325-7300

Downers Grove

7351 Lemont Road
Downers Grove, IL 60516
(630) 435-1400

LaGrange Park

1921 East 31st Street
LaGrange Park, IL 60526
(708) 579-1400

Naperville

3135 Book Road
Naperville, IL 60564
(630) 305-6100

1308 South Naper Boulevard
Naperville, IL 60540
(630) 420-8400

9 East Ogden Avenue
Naperville, IL 60563
(630) 420-8000

1001 South Washington Street
Naperville, IL 60540
(630) 420-1001

Norridge

Located in Harlem Irving Plaza
4100 North Harlem Avenue
Norridge, IL 60706
(708) 452-2370

4350 North Harlem Avenue
Norridge, IL 60706
(708) 453-0685

Riverside

40 East Burlington Street
Riverside, IL 60546
(708) 442-9700

Romeoville

495 North Weber Road
Romeoville, IL 60446
(815) 407-2230

St. Charles

2600 East Main Street
St. Charles, IL 60174
(630) 377-2100

Tinley Park

7151 West 159th Street
Tinley Park, IL 60477
(708) 444-3380

Westchester

2121 South Mannheim Road
Westchester, IL 60154
(708) 410-4300

Western Springs

40 West 47th Street
Western Springs, IL 60558
(708) 246-8990

Wheaton

161 Danada Square East
Wheaton, IL 60187
(630) 752-2800

250 East Roosevelt Road
Wheaton, IL 60187
(630) 752-2828

Mortgage Lending Offices

Arlington Heights

3105 North Wilke Road, Suite D
Arlington Heights, IL 60004
(847) 342-7840

Plainfield

112 North Division Street
Plainfield, IL 60544
(815) 439-5170

MAF Bancorp, Inc.

55th and Holmes Avenue
Clarendon Hills, Illinois 60514-1500
630.325.7300
www.mafbancorp.com